EXHIBIT 99.1

10210 Genetic Center Drive

San Diego, California 92121

June 12, 2002

Dear Chugai Pharmaceutical Shareholder,

      It is my pleasure to provide you this information statement regarding Gen-Probe Incorporated. If Chugai Pharmaceutical shareholders approve Chugai Pharmaceutical’s merger with Nippon Roche Kabushiki Kaisha, a subsidiary of Roche Pharmholding B.V., the issuance by Chugai Pharmaceutical of new shares to Roche Pharmholding B.V., and Chugai Pharmaceutical’s proposed capital and capital reserve reduction transaction involving the distribution of the shares of Gen-Probe common stock held by Chugai Pharmaceutical to its shareholders, we expect that Gen-Probe will be spun-off from Chugai Pharmaceutical and commence operation as an independent public company on or about September 15, 2002. Gen-Probe has applied for quotation and trading of its shares of common stock on the Nasdaq National Market.

      Gen-Probe is a global leader in the development, manufacture and marketing of rapid, accurate and cost-effective nucleic acid probe-based products used for the clinical diagnosis of human diseases and for screening donated human blood. Gen-Probe has over 17 years of nucleic acid detection research and product development experience, and its products, which are based on its patented, nucleic acid testing technology, are used daily in clinical laboratories and blood collection centers throughout the world. I invite you to learn more about Gen-Probe and our opportunities as an independent public company in the attached information statement.

      We believe that as a public company Gen-Probe will be positioned to continue to increase market share and selectively expand our offerings into high-growth categories in our industry where we currently do not compete. Prior to the distribution, we will receive $75 million of additional cash through the merger of Gen-Probe Holding Company, Inc. (formerly known as Chugai Pharma U.S.A., Inc.), our direct parent, into us. This additional cash, plus our ability to access capital markets in the future, should enable us to accelerate the implementation of our strategic plan. Ultimately, we anticipate that our transition to a public company will lead to innovative and improved product offerings.

      Our experienced management team is eager to distinguish Gen-Probe through continued strong leadership and financial performance. We hope that you will participate in our mission and share in this exciting opportunity.

      The enclosed information statement describes the distribution of shares of Gen-Probe common stock and contains important information about Gen-Probe, including financial statements. I suggest that you read it carefully. If you have any questions regarding the distribution, please contact Chugai Pharmaceutical’s Public Relations Office in Japan at 81-3-3273-0881.

Sincerely,

HENRY L. NORDHOFF
President and Chief Executive Officer
Gen-Probe Incorporated

INFORMATION STATEMENT

GEN-PROBE INCORPORATED

Distribution of Approximately 21,666,666 Shares of Common Stock

      This information statement is being furnished in connection with the proposed distribution of all the outstanding shares of Gen-Probe Incorporated common stock held by Chugai Pharmaceutical Co., Ltd. to holders of its common stock. Gen-Probe currently operates as a subsidiary of Chugai Pharmaceutical.

      If Chugai Pharmaceutical shareholders approve Chugai Pharmaceutical’s merger with Nippon Roche Kabushiki Kaisha, a subsidiary of Roche Pharmholding B.V., the issuance by Chugai Pharmaceutical of new shares to Roche Pharmholding B.V., and Chugai Pharmaceutical’s proposed capital and capital reserve reduction transaction involving the distribution of the shares of Gen-Probe common stock held by Chugai Pharmaceutical to its shareholders, registered holders of Chugai Pharmaceutical common stock as of the close of business (Tokyo time) on July 31, 2002, which will be the record date, will receive 0.086 shares of Gen-Probe common stock for every one share of Chugai Pharmaceutical common stock held. Because the spin-off will be a taxable transaction to holders of Chugai Pharmaceutical common stock for Japanese tax purposes, Chugai Pharmaceutical will also declare a distribution of approximately ¥49.575 in cash for every share of Chugai Pharmaceutical common stock held, which is intended to be an amount sufficient to satisfy the withholding tax applicable both to the Gen-Probe common stock and cash distributions, assuming that a 20% withholding tax rate applies. The approximate amount of the cash distribution per share of Chugai Pharmaceutical has been estimated based on the number of shares of Chugai Pharmaceutical common stock outstanding on March 31, 2002. The actual per share amount of the cash distribution will be determined based on the number of shares of Chugai Pharmaceutical common stock outstanding on July 31, 2002.

      We expect that the distribution will be effective on or about September 15, 2002. Unless you are subject to Japanese withholding tax at a rate less than 20% by reason of a treaty or otherwise, Chugai Pharmaceutical will withhold all of the cash portion of the distribution and pay this amount to the Japanese taxing authorities on your behalf, and no cash actually will be delivered to you except for payments in lieu of fractional shares. Under the income tax treaty between the United States and Japan, the withholding tax rate on distributions to United States shareholders may be reduced to 15%.

      Chugai Pharmaceutical shareholders will not be required to pay for the shares of our common stock to be received by them in the distribution or to surrender or to exchange shares of Chugai Pharmaceutical common stock in order to receive our common stock. There is no current trading market for our common stock. We have applied to have our common stock quoted and traded on the Nasdaq National Market.

      In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 11.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

      This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

      Shareholders of Chugai Pharmaceutical with inquiries related to the distribution should contact Chugai Pharmaceutical’s Public Relations Office in Japan at 81-3-3273-0881.

The date of this information statement is June 12, 2002.

INFORMATION STATEMENT

      ACCUPROBE®, APTIMA®, GEN-PROBE®, LEADER®, PACE®, TIGRISTM, TMATM and our other logos and trademarks are the property of Gen-Probe. ProcleixTM is a trademark of Chiron Corporation. VERSANTTM is a trademark of Bayer Corporation. All other brand names or trademarks appearing in this information statement are the property of their respective holders. Use or display by us of other parties’ trademarks, trade dress or products is not intended to, and does not imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owners.

i

SUMMARY

      The following is a summary of some of the information contained in this information statement. In addition to this summary, we urge you to read the entire information statement carefully, especially the risks discussed under “Risk Factors” and our financial statements. References to us in this information statement include the assets of Gen-Probe Holding Company, Inc. (formerly known as Chugai Pharma U.S.A., Inc.), our direct parent company, which will be merged into us prior to the distribution, making us a direct, wholly-owned subsidiary of Chugai Pharmaceutical Co., Ltd. Information in this information statement about our outstanding shares of common stock and stock options (other than share and per share amounts reflected in our historical financial statements) has been adjusted to give effect to a one-for-three reverse stock split to be effected prior to the distribution. An adjustment to the reverse split ratio may be necessary to maintain the contemplated distribution ratio if additional shares of Chugai Pharmaceutical common stock are issued between March 31, 2002 and July 31, 2002, the record date for the distribution.

      We describe in this information statement our nucleic acid probe-based testing business, which consists of clinical diagnostics and blood screening products and which has been run prior to the distribution as an independent business for all historical periods described. Following the distribution, we will be an independent public company, and Chugai Pharmaceutical will have no continuing stock ownership in us. The historical financial information presented may not be indicative of our future operating results or financial performance.

About Our Company

Who We Are

      We are a global leader in the development, manufacture and marketing of rapid, accurate and cost-effective nucleic acid probe-based products used for the clinical diagnosis of human diseases and for screening donated human blood. Founded in 1983, we pioneered the scientific and commercial development of nucleic acid testing, or NAT. By utilizing nucleic acid probes that specifically bind to nucleic acid sequences known to be unique to target organisms, NAT enables detection of microorganisms that are difficult or time-consuming to detect with traditional laboratory methods. To date, we have received approvals from the Food and Drug Administration, or FDA, for more than 40 products that detect a wide variety of infectious microorganisms. In February 2002, the FDA approved our Biologics License Application for our biochemical test, or assay, used to screen donated blood for human immunodeficiency virus (type 1), or HIV-1, and hepatitis C virus, or HCV. Our assay is the only FDA-approved NAT assay available for screening donated blood and is currently utilized to screen over 70% of the United States donated blood supply for HIV-1 and HCV.

      We generate revenues primarily from sales of clinical diagnostic and blood screening assays. Our clinical diagnostic products are marketed to laboratories and public health institutions in the United States and Canada through our direct sales force of 38 representatives. We have agreements with Bayer Corporation, bioMérieux S.A. and Chugai Diagnostics Science Co., Ltd. to market some of our clinical diagnostic products in various global markets. Because of our patented position in targeting ribosomal RNA, we are the only company able to offer both non-amplified and amplified NAT assays for the detection of non-viral microorganisms. As a result, our PACE family of non-amplified assays, which accounted for the majority of our 2001 product sales, and our recently introduced amplified APTIMA Combo 2 assay, have provided us with the leading market position in testing for chlamydia, gonorrhea and tuberculosis.

      Our blood screening assay has been marketed globally by Chiron Corporation under our collaboration agreement to blood collection centers, such as the American Red Cross and America’s Blood Centers in the United States. Prior to FDA approval, our blood screening assays were delivered to blood collection centers in the United States under an Investigational New Drug application, or IND. As a result of the recent FDA approval, Chiron can begin to sell the assay at commercial prices to United States customers, which will result in our recognizing increased revenues. In addition to product sales, we also generate revenues through research collaborations with government organizations and healthcare companies and through licenses of our patented NAT technologies.

      We have achieved a leading position in the industry because of our technologically advanced and reliable NAT assays and the capabilities of our sales force and technical support group. Our investment in research and development has enabled us to develop a portfolio of proprietary and patented technologies that we combine to create NAT products to meet our customers’ changing needs for rapid, accurate and cost-effective assays. We also have worked with outside vendors to develop a range of instrument systems for performing our assays. We are currently developing what we believe to be the world’s first fully automated high throughput NAT instrument system, known as TIGRIS. We believe TIGRIS will significantly reduce labor costs and contamination in high-volume diagnostic testing environments and enable large blood collection centers to individually test each donor’s blood. We intend to initiate clinical trials on the TIGRIS instrument by the end of 2003.

      For the year ended December 31, 2001, we reported revenue of $129.7 million and net income of $4.6 million. For the three months ended March 31, 2002, we reported revenue of $33.8 million and net income of $3.1 million.

Current Market Opportunity

      According to Front Line Strategic Consulting, Inc., the worldwide NAT market in 2001 for infectious diseases was approximately $1.5 billion. While NAT represents only a small portion of the estimated $21 billion worldwide market for human diagnostic products, it is the segment with the highest recent growth rate. Front Line reported that the NAT market grew at a compounded annual rate in excess of 30% during the three years beginning in 1998. We believe the key NAT industry growth drivers have been and will continue to be:

•	the adoption of new amplified screening technologies, which will expand the testing of high-risk populations and asymptomatic individuals for sexually transmitted diseases, or STDs,

•	the movement toward automated testing, allowing greater throughput and improved test results, while reducing labor costs and the need for highly skilled laboratory technologists,

•	a focus on improving the overall safety of the donated human blood supply by adopting the most advanced blood screening technologies available, and

•	increased monitoring of patients on anti-viral therapies by periodic measurement of the level of the virus in the patient, thus helping to determine the appropriate therapy.

      In addition, over the next several years, we expect the development of emerging markets for NAT technology such as cancer testing, pharmacogenomics, industrial testing and bioterrorism. According to Front Line, we currently hold approximately 10% of the NAT infectious disease market. According to Frost and Sullivan, we held 46% of the United States chlamydia and gonorrhea testing market and 72% of the United States tuberculosis testing market in 2001.

Our Competitive Strengths

      We believe we are well positioned to compete successfully in the NAT market due to the following competitive strengths:

•	We have a broad array of proprietary core technologies which, in combination, enable our assays to be more specific, more sensitive, easier to use and faster than competing products,

•	We offer our customers an extensive portfolio of probe-based assays and instrumentation systems, protected by over 300 United States and foreign patents,

•	We have a track record of technological innovation driven by our research and development efforts,

•	Our direct sales force and technical support group have a thorough understanding of our customers and their needs, and as a result, we enjoy significant brand name recognition and customer loyalty, and

•	We have an experienced and capable management team and expertise in regulatory, clinical and quality assurance, which combined with our state-of-the-art manufacturing facilities, enables us to efficiently and effectively design, manufacture and secure approval for new products and technologies.

      Despite these strengths, we continue to face significant competition in the NAT market. To achieve market acceptance of our products, we will need to demonstrate that our products provide accurate, cost-effective and time-saving alternatives to our competitors’ products and tests performed by traditional laboratory procedures. In addition, some of our competitors have, and our potential competitors may have, significantly greater financial, marketing, sales, manufacturing, distribution and technical resources than we have.

Our Growth Strategy

      We have successfully created and maintained a leadership position in the NAT market. From this strong position, we plan to grow our business through the following strategies:

      Establish leadership positions in new markets by leveraging our core technologies. We have had a successful track record in identifying new market opportunities and becoming the market leader in a number of NAT segments by providing innovative product solutions based on our proprietary technologies. We will continue to explore opportunities and develop new products for emerging NAT markets.

      Deliver proprietary automated and fully integrated systems for NAT assays. We will continue to develop technologically advanced instruments that complement our established product lines in clinical diagnostics and blood screening. Ultimately, we believe this approach of providing our customers with the latest generation of systems solutions will allow us to sustain and reinforce the market position and brand recognition that we have established.

      Expand our menu of NAT assays through innovative research and development. We will continue to use a systems approach to product development that involves combining elements of our core technologies to create products that best meet our customers’ needs. To maintain a competitive advantage, we intend to leverage our understanding of how our technologies complement one another, which we believe will reduce development cycle times for our new products. We also believe that our experience in bringing over 40 FDA-approved products to market will help enable us to bring new products to market.

      Pursue future licensing and acquisition opportunities. We historically have supplemented our internal research and development efforts by obtaining licenses to new technologies. To maintain our leadership position in NAT, we intend to selectively obtain new technologies through licenses and acquisitions.

      Expand collaborative relationships to accelerate new product development and enhance our global marketing capabilities. We will pursue collaborative relationships that enable us to implement our strategies, particularly with respect to the development of new products and entry into new markets. We will partner with industry leaders who can offer access to intellectual property or who can complement our commercialization capabilities by distributing co-developed products through their sales organizations.

The Reorganization

      In March 2002, Chugai Pharma U.S.A., Inc., our direct parent company, commenced a reorganization that will result in our becoming a wholly owned subsidiary of Chugai Pharmaceutical Co., Ltd. To date, the reorganization has involved the following steps:

•	Chugai Pharmaceutical formed a new wholly owned subsidiary, Chugai USA, Inc.,

•	Chugai Pharma U.S.A., Inc. transferred and assigned to Chugai USA, Inc. a real estate lease and certain other assets,

•	Chugai Biopharmaceuticals, Inc., another subsidiary of Chugai Pharma U.S.A., Inc., converted to a Delaware limited liability company, Chugai Biopharmaceuticals, LLC,

•	Chugai Pharma U.S.A., Inc. sold all of the outstanding membership interests in Chugai Biopharmaceuticals, LLC to Chugai USA, Inc.,

•	Chugai Pharmaceutical made a cash contribution to Chugai Pharma U.S.A., Inc., so that following the contribution Chugai Pharma U.S.A., Inc. had $75 million of cash,

•	Chugai Pharma U.S.A., Inc. changed its name to Gen-Probe Holding Company, Inc., and

•	Chugai Biopharmaceuticals, LLC changed its name to Chugai Pharma USA, LLC.

      Prior to the distribution, Gen-Probe Holding Company will merge into us. As a result, we will acquire $75 million in cash and 37 acres of land and land improvements in San Diego, California under and adjacent to our headquarters building. We will not issue additional shares of our common stock in excess of the number of shares currently owned by Gen-Probe Holding Company to Chugai Pharmaceutical to reflect the cash and land we will receive in the merger of Gen-Probe Holding into us. Instead, we will adjust all outstanding options to purchase our common stock in connection with the merger. The number of shares subject to each option will be reduced by a factor of .8241-for-one to recognize the contribution of cash and land to us through the merger. Although the adjustment will result in a reduction of option holders’ aggregate ownership stake in us relative to Chugai Pharmaceutical’s ownership stake, the reduction will be in proportion to the reduction that would have resulted from our issuance of additional shares of common stock to Chugai Pharmaceutical in connection with the merger had such shares actually been issued. All of the shares subject to options described in this information statement (other than share and per share amounts described in our historical financial statements) have been adjusted to give effect to the merger and related option adjustment and the estimated one-for-three reverse stock split to be effected prior to the distribution.

      The following diagrams show our corporate structure (other than our subsidiaries) before and after the reorganization:

After the distribution, Chugai Pharmaceutical will no longer own any interest in us.

The Distribution

      Please see “The Distribution” for a more detailed description of the matters described below.

Distributing Company	Chugai Pharmaceutical Co., Ltd.

Distributed Company	Gen-Probe Incorporated

Distribution Ratio	Each registered holder of Chugai Pharmaceutical common stock will receive 0.086 shares of our common stock for every share of Chugai Pharmaceutical common stock held on the record date. On March 31, 2002, there were 252,024,072 shares of Chugai Pharmaceutical common stock outstanding (excluding treasury shares). Based on the conversion prices in effect on March 31, 2002, additional 54,562,926 shares of Chugai Pharmaceutical common stock were issuable pursuant to Chugai Pharmaceutical convertible bonds, and may be issued between March 31, 2002 and July 31, 2002 at the election of the holders.

Securities to Be Distributed	Approximately 21,666,666 shares of our common stock will be distributed. Because the distribution ratio of 0.086 shares of Gen-Probe common stock for every share of Chugai Pharmaceutical common stock outstanding on July 31, 2002 (the record date for the distribution) is fixed, the actual number of shares of our common stock outstanding upon completion of the distribution will depend on the number of shares of Chugai Pharmaceutical common stock outstanding on July 31, 2002. On March 31, 2002, there were 252,024,072 shares of Chugai Pharmaceutical common stock outstanding (excluding 44,492 treasury shares). Based on the conversion prices in effect on March 31, 2002, an additional 54,562,926 shares of Chugai Pharmaceutical common stock were issuable pursuant to Chugai Pharmaceutical convertible bonds, and may be issued between March 31, 2002 and July 31, 2002 at the election of the holders. Other than convertible bonds, no other securities or rights are outstanding pursuant to which shares of Chugai Pharmaceutical common stock may be issued on or prior to July 31, 2002. As of March 31, 2002, we had granted options to purchase 1,632,666 shares of our common stock, but none of these options has been exercised. Assuming no options are exercised between now and the distribution date, the shares of our common stock to be distributed will constitute all of the outstanding shares of our common stock immediately after the distribution. Chugai Pharmaceutical shareholders will not be required to pay for the shares of our common stock to be received by them in the distribution or to surrender or exchange shares of Chugai Pharmaceutical common stock to receive our common stock. Prior to the distribution, Gen-Probe will make an adjustment to the contemplated one-for-three reverse split of its common stock so that the number of shares of Gen-Probe common stock outstanding and held by Chugai Pharmaceutical will equal the number of shares to be distributed (including fractional shares) based on the distribution ratio and the actual number of shares of Chugai Pharmaceutical common stock outstanding on July 31, 2002.

Reasons for the Distribution	Chugai Pharmaceutical has entered into an agreement with Roche Pharmholding B.V. whereby Chugai Pharmaceutical’s business will be combined with that of Roche Pharmholding’s subsidiary Nippon Roche Kabushiki Kaisha, and Roche Pharmholding will acquire a controlling interest in Chugai Pharmaceutical. Nippon Roche will merge into Chugai Pharmaceutical under Japanese law, with Roche Pharmholding receiving Chugai Pharmaceutical common stock in the merger. Prior to the merger, Roche Pharmholding will make a tender offer to purchase Chugai Pharmaceutical shares, representing approximately 10% of the currently outstanding shares on a fully diluted basis, from Chugai Pharmaceutical’s current public shareholders and may also purchase newly issued shares of Chugai Pharma-

ceutical common stock from Chugai Pharmaceutical for cash, with the result that upon completion of the transactions Roche Pharmholding will own 50.1% of the outstanding stock of Chugai Pharmaceutical. Chugai Pharmaceutical and Roche Pharmholding have concluded that unless Chugai Pharmaceutical disposes of its interest in us, their proposed transactions could raise serious antitrust concerns that could entail a protracted investigation of uncertain outcome by United States antitrust authorities, potentially resulting in a requirement to divest Gen-Probe. Therefore, to enable the parties to effect the proposed transactions without undue delay and risk of having the transaction blocked, Chugai Pharmaceutical and Roche Pharmholding determined that Chugai Pharmaceutical should divest itself of its interest in Gen-Probe prior to the completion of the transactions between Chugai Pharmaceutical and Roche Pharmholding. Chugai Pharmaceutical determined that effecting the divestiture through the spin-off of Gen-Probe through a stock distribution was the most advantageous alternative for Chugai Pharmaceutical’s shareholders.

Conditions to the Distribution	While the shares of our common stock to be received by Chugai Pharmaceutical’s shareholders in the distribution are not consideration to be received in the merger of Chugai Pharmaceutical with Nippon Roche, the distribution will be made only if the merger and the related share issuance by Chugai Pharmaceutical to Roche Pharmholding are approved by Chugai Pharmaceutical’s shareholders and all other conditions to the consummation of the merger and the share issuance (other than completion of the distribution) have been satisfied or waived. The distribution also is conditioned on shareholder approval of the reduction in Chugai Pharmaceutical’s capital and capital reserves, of which the distribution is a part. The distribution also is subject to other customary conditions, which Chugai Pharmaceutical has reserved the right to waive.

Cash to be Distributed	Because the spin-off will be a taxable transaction to holders of Chugai Pharmaceutical common stock for Japanese tax purposes, Chugai Pharmaceutical will also declare a distribution of ¥ 12,494,265,480 in cash, payable pro rata to holders of Chugai Pharmaceutical common stock held, which is intended to be an amount sufficient to cover the Japanese withholding tax applicable both to the Gen-Probe common stock and cash distributions, assuming that a 20% withholding tax rate applies. Based on the number of shares of Chugai Pharmaceutical common stock outstanding on March 31, 2002, the cash distribution would be ¥49.575 per share of Chugai Pharmaceutical common stock. The actual amount of the cash distribution per share of Chugai Pharmaceutical common stock will be determined based on the number of shares of Chugai Pharmaceutical common stock outstanding on July 31, 2002. We expect the distribution to be effective on or about September 15, 2002. Unless you are subject to Japanese withholding tax at a rate lower than 20% by reason of a treaty or otherwise, Chugai Pharmaceutical will withhold all of the cash portion of the distribution and pay this amount to the

Japanese taxing authorities on your behalf, and no cash actually will be delivered to you except for payments in lieu of fractional shares. Under the income tax treaty between the United States and Japan, the Japanese withholding tax rate on distributions to United States shareholders generally is reduced to 15%.

Fractional Shares	Fractional shares of our common stock will not be distributed. Fractional shares to which Chugai Pharmaceutical shareholders of record are entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those shareholders who would otherwise have received fractional shares of our common stock. These sale proceeds generally will be taxable to those shareholders. Although we expect these sale proceeds to be in U.S. dollars, we expect to convert amounts payable to shareholders to Japanese yen prior to distributing these amounts.

Distribution Agent, Transfer Agent and Registrar for the Shares	Mellon Investor Services, LLC will be the distribution agent, transfer agent and registrar for the shares of our common stock.

Manner of Effecting the Distribution	To effect the distribution, we will issue shares of our common stock to Chugai Pharmaceutical shareholders through direct registration rather than by issuing physical stock certificates. (Certificates will be issued upon request.) Shareholders who hold Chugai Pharmaceutical common stock through a broker or other nominee may contact their broker or other nominee to make arrangements for the transfer of Gen-Probe common stock received in the distribution to their brokerage account. Please see “The Distribution — Direct Registration System” for a more detailed description of the direct registration system and how shares of our common stock may be transferred to a brokerage account, and sold and transferred.

Record Date	The record date is the close of business Tokyo time on July 31, 2002.

Expected Distribution Date	September 15, 2002.

United States Federal Income Tax Consequences of the Distribution	The distribution of Gen-Probe common stock generally will not be taxable to non-United States shareholders for United States federal income tax purposes. Chugai Pharmaceutical has applied for a ruling from the United States Internal Revenue Service, or IRS, to the effect that the distribution of Gen-Probe common stock will be tax-free to United States shareholders for United States federal income tax purposes, and that cash received in lieu of fractional shares will be treated as though the fractional shares had been distributed to the shareholders and then sold. If a favorable ruling is not received from the IRS prior to the date of the distribution, Hughes Hubbard & Reed LLP, counsel for Chugai Pharmaceutical, expects to render an opinion to Chugai Pharmaceutical on the distribution date to the effect that, while the matter is not free from doubt and the IRS or a court could reach a different conclusion, it is more likely than not that the stock distribution will qualify as a tax-free distribution for United States federal income tax purposes. If the distribution of Gen-Probe common stock is not tax-free, United States shareholders will be treated as receiving a taxable dividend in an amount equal to the value of the Gen-Probe common stock and cash in lieu of fractional shares received. Regardless of whether the distribution of Gen-Probe common stock qualifies as tax-free, any cash distribution (including cash applied to pay Japanese withholding tax) will be treated as a taxable dividend to United States shareholders. United States shareholders will be entitled to claim a credit or deduction for any Japanese withholding tax in determining their United States federal income tax liability, subject to generally applicable limitations. Please see “Certain United States Federal and Japanese Tax Considerations” for a more detailed description of the United States federal tax consequences of the distribution.

Japanese Tax Consequences of the Distribution	The distribution will be a taxable transaction for Japanese tax purposes, with the amount of the distribution generally subject to a Japanese withholding tax rate of 20% unless eligible for a lower rate pursuant to a treaty or otherwise, except in the case of certain Japanese shareholders who elect a 35% rate. Under the income tax treaty between the United States and Japan, the withholding rate generally is reduced to 15% for United States shareholders. Residents of other countries may be eligible for a reduced rate of withholding tax under treaties between their countries and Japan. To claim treaty benefits, a shareholder is required to submit an application form through Chugai Pharmaceutical prior to the distribution. Please see “Certain United States Federal and Japanese Tax Considerations” for a more detailed description of the Japanese tax consequences of the distribution.

Stock Exchange Listing	There is not currently a public market for our common stock. We have applied to have our common stock quoted and traded on the Nasdaq National Market. We anticipate that trading will commence on a when-issued basis prior to the distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. We expect that on the first trading day following the distribution date, when-issued trading of our common stock will end and regular-way trading will begin, but when-issued trading may continue following the distribution date for a limited period if sufficient shares are not available for trading immediately following the distribution. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. We cannot predict the trading prices for our common stock before or after the distribution date; however, we believe the presence of a when-issued trading market prior to the distribution may have a stabilizing effect on the price of our common stock following the distribution.

Relationship Among Chugai Pharmaceutical, Its Affiliates and Us after the Distribution	Following the distribution, we will be an independent public company, and Chugai Pharmaceutical will have no continuing stock ownership interest in us. We and Chugai Pharmaceutical have entered into a separation and distribution agreement for the purpose of accomplishing the distribution of our common stock to Chugai Pharmaceutical’s shareholders. The separation and distribution agreement includes an agreement that we generally will indemnify Chugai Pharmaceutical against liabilities arising out of our business and that Chugai Pharmaceutical generally will indemnify us against liabilities arising out of Chugai Pharmaceutical’s retained businesses. The separation and distribution agreement also requires us to indemnify Chugai Pharmaceutical for any increase in its Japanese tax liability in the event that, within 15 months following the distribution, we sell all or substantially all of our assets, a person or group acquires beneficial ownership of 50% or more of our voting stock, we are a party to a merger, or we issue common stock or other equity securities at prices above prevailing market prices other than pursuant to an employee benefit or incentive plan. We will also enter into several ancillary agreements with Chugai Pharma USA, LLC (the successor to our former sister company Chugai Biopharmaceutical, Inc.) that will govern our relationship with Chugai Pharma USA, LLC following the distribution. These agreements will require us to provide some administrative services to Chugai Pharma USA, LLC for one year following the distribution and provide for the allocation of taxes between the parties for periods prior to the distribution. Please see “Arrangements among Chugai Pharmaceutical, Its Affiliates and Gen-Probe” for a more detailed description of these agreements.

Post-Distribution Dividend Policy	We do not anticipate paying any dividends on our common stock in the foreseeable future. The payment and amount of dividends by us after the distribution, however, will be subject to the discretion of our board of directors.

Anti-Takeover Effects	Some provisions of our certificate of incorporation and by-laws and provisions of Delaware law as each will be in effect following the distribution may have the effect of making more difficult an acquisition of control of us in a transaction not approved by our board of directors. In addition, our obligation to indemnify Chugai Pharmaceutical for any increase in its Japanese tax liability in the event that, within 15 months following the distribution, we sell all or substantially all of our assets, a person or group acquires beneficial ownership of 50% or more of our voting stock, we are a party to a merger, or we issue common stock or other equity securities at prices above prevailing market prices other than pursuant to an employee benefit or incentive plan also could discourage, delay or prevent a change of control.

Risk Factors	Stockholders should carefully consider the matters discussed under “Risk Factors.”

Our Principal Executive Offices	10210 Genetic Center Drive, San Diego, California, 92121-4362.

Summary Historical Financial Information

      The following table sets forth our summary historical financial information derived from our audited financial statements for the years ended and as of December 31, 2001, 2000, 1999, 1998 and 1997 and the unaudited financial statements as of March 31, 2002 and for the three months ended March 31, 2002 and 2001. The unaudited pro forma consolidated balance sheet data reflect the results of our reorganization involving the merger of Gen-Probe Holding Company, Inc. (formerly known as Chugai Pharma U.S.A., Inc.) into us and the distribution as if the transactions occurred on March 31, 2002. The summary financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and corresponding notes to financial statements included elsewhere in this information statement.

						Three Months Ended
	Years Ended December 31,					March 31,

	1997	1998	1999	2000	2001	2001	2002

						(unaudited)	(unaudited)

	(In thousands, except for per share amounts)
Statement of operations data:
Revenues:
Product sales	$83,918	$88,803	$95,569	$100,162	$104,233	$26,644	$26,895
Collaborative research revenue	3,400	5,588	11,366	13,764	20,203	3,677	5,904
Royalty and license revenue	1,922	1,592	10,587	5,615	5,295	756	984

Total revenues	89,240	95,983	117,522	119,541	129,731	31,077	33,783
Operating expenses:
Cost of product sales	26,749	28,738	30,519	34,102	38,483	9,631	11,449
Research and development	22,445	35,709	47,758	58,143	52,993	14,169	12,506
Marketing and sales	11,790	13,346	12,889	14,303	15,969	3,833	4,133
General and administrative	9,897	10,304	13,058	14,005	17,287	4,005	4,908
Amortization of intangible assets	3,428	3,408	2,921	948	948	237	84

Total operating expenses	74,309	91,505	107,145	121,501	125,680	31,875	33,080

Income (loss) from operations	14,931	4,478	10,377	(1,960)	4,051	(798)	703
Other income (expenses):
Interest income	1,763	1,744	540	1,029	482	203	101
Interest expense	(689)	(1,087)	(1,092)	(1,112)	(1,012)	(283)	(238)
Other income (expense), net	(329)	3	54	(50)	6	(13)	3,617

Total other income (expenses), net	745	660	(498)	(133)	(524)	(93)	3,480

Income (loss) before income taxes	15,676	5,138	9,879	(2,093)	3,527	(891)	4,183
Income tax expense (benefit)	5,226	1,473	3,168	(1,085)	(1,090)	(271)	1,099

Net income (loss)	$10,450	$3,665	$6,711	$(1,008)	$4,617	$(620)	$3,084

Net income (loss) per share(1):
Basic and diluted	$0.16	$0.06	$0.10	$(0.02)	$0.07	$(0.01)	$0.05
Weighted average shares:
Basic	65,000	65,000	65,000	65,000	65,000	65,000	65,000
Diluted	65,000	65,000	65,000	65,000	65,011	65,000	65,000

				As of March 31,
	As of December 31,
					Pro Forma
	1999	2000	2001	2002	2002

				(unaudited)	(unaudited)
Balance sheet data:
Cash, cash equivalents and short-term investments	$24,151	$12,584	$17,750	$18,728	$91,429
Working capital	30,523	29,439	29,765	34,191	110,188
Total assets	159,683	156,612	160,347	161,697	245,162
Long-term debt, including current portion	14,000	14,000	12,000	12,000	13,000
Stockholder’s equity	112,074	111,180	115,807	118,901	204,565

(1)	All share and per share amounts reflect the 650,000-for-1 stock split effective in August 2000, but these amounts do not reflect the estimated one-for-three reverse stock split to be effected prior to the distribution.

RISK FACTORS

      You should carefully consider the following risk factors and all the other information contained in this information statement in evaluating us and our common stock.

Risks Related to Our Business

We expect to continue to incur significant research and development expenses, which may make it difficult for us to maintain profitability.

      In recent years, we have incurred significant costs in connection with the development of our blood screening products and the TIGRIS instrument. We expect our expense levels to remain high in connection with our research and development as we continue to expand our product offerings. As a result, we will need to continue to generate significant revenue to maintain profitability. We may not be able to generate such revenues and may not maintain profitability in the future. Our failure to maintain profitability in the future could cause the market price of our common stock to decline.

We could incur significant liability if we are acquired or engage in a transaction involving our stock and Chugai Pharmaceutical’s Japanese tax liabilities are greater than the amount specified in the separation and distribution agreement.

      In connection with the distribution, Chugai Pharmaceutical will be subject to Japanese tax liabilities, the amount of which is dependent upon the fair market value of our stock. While Chugai Pharmaceutical has used its reasonable efforts to estimate the total amount of such Japanese tax liability, the process and methodology by which the Japanese taxing authority will make its determination of the value of our stock and the amount of tax for which Chugai Pharmaceutical is liable with respect to the distribution is uncertain, and Chugai Pharmaceutical’s actual tax liability may exceed such estimated amount. As a result, in the separation and distribution agreement, we have agreed to indemnify Chugai Pharmaceutical in the event that, within 15 months following the distribution, we sell all or substantially all of our assets, a person or group acquires beneficial ownership of 50% or more of our voting stock, we are a party to a merger, or we issue common stock or other equity securities at prices above prevailing market prices other than pursuant to an employee benefit or incentive plan and Chugai Pharmaceutical’s Japanese tax liabilities are greater than the amount specified in the separation and distribution agreement. This potential obligation to indemnify Chugai Pharmaceutical could discourage, delay or prevent a change of control.

Because our quarterly revenue and operating results may vary significantly in future periods, our stock price may decline.

      Our revenue and operating results may vary significantly from quarter to quarter. A high proportion of our costs are fixed, due in part to significant selling, research and development and manufacturing costs. Thus, small declines in revenue could disproportionately affect operating results in a quarter and the price of our common stock may fall. Factors that could affect quarterly operating results include, and may not be limited to, the following:

•	demand for our products,

•	the timing and execution of customer contracts,

•	the timing of product sales,

•	changes in foreign currency exchange rates, which could affect demand for our products in foreign markets,

•	unanticipated delays or problems in introducing new products,

•	the timing of regulatory approvals and other regulatory announcements,

•	variations in our distribution channels,

•	the timing of new product announcements and introductions of new products by us and our competitors,

•	product obsolescence resulting from new product introductions,

•	changes in our pricing policies or the pricing policies of our competitors,

•	increased expenses, whether related to sales and marketing, raw materials or supplies, product development or administration,

•	the initiation of new corporate collaboration agreements or the termination of existing corporate collaboration agreements, and

•	costs related to possible acquisitions of technologies or businesses.

      Additional factors may affect our ability to make accurate forecasts regarding our operating results. For example, our blood screening products and some of our clinical diagnostic products, such as APTIMA Combo 2, have a limited sales history, which limits our ability to project future sales accurately. In addition, we base our internal projections of our international sales on projections prepared by our distributors of these products. Because of these factors, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors, which could cause our stock price to decline.

We are dependent in the near term on sales of our PACE family of assays. A significant reduction in sales of our PACE assays, without a corresponding increase in sales of our APTIMA Combo 2 assay, would cause our revenues to decline and could materially harm our business.

      Sales of our PACE family of assays accounted for approximately 51% of our total revenues for the three months ended March 31, 2002 and 57% of our total revenues in 2001. We expect our revenue and profitability to substantially depend for the foreseeable future on sales of our PACE assays. We believe that sales of our PACE assays may decline because several of our competitors have introduced products using amplified technologies that target the same infectious organisms as our PACE assays. Our continued growth will depend on our ability to:

•	successfully commercialize newly developed products, including those that incorporate amplified technologies, such as our APTIMA Combo 2 assay,

•	develop and commercialize additional products, and

•	gain additional acceptance of our PACE assays in new market segments, including international markets.

      A significant decrease in the demand for our PACE assays, without a corresponding increase in sales of our APTIMA Combo 2 assay, would cause our revenues to decline and could materially harm our business.

If large reference laboratories, public health laboratories and hospitals do not adopt and use our new clinical diagnostic products, including our APTIMA Combo 2 assay, we may not be able to expand or maintain our share of the clinical diagnostic market.

      The products that we develop, including our new APTIMA Combo 2 assay that utilizes amplified technology, may not achieve market acceptance. The market acceptance of our products will depend on a number of factors, including but not limited to:

•	their advantages over competing products, including effectiveness and ease of use,

•	pricing, and

•	the reimbursement policies of government and third-party payors.

      If our new products do not obtain market acceptance, we may not be able to maintain or expand our share of the clinical diagnostics market, including the market for the diagnosis of the infectious diseases addressed by our PACE assays, causing our sales to be reduced.

If we are unable to complete development of our TIGRIS instrument in a timely manner, we may be unable to retain our existing customers and attract new customers.

      Our ability to meet demand for increased automation in the blood screening and diagnostic markets depends on our ability to develop our TIGRIS instrument. This product, which incorporates sophisticated hardware and software, may not perform as anticipated, and there may be unforeseen delays in its final release. The release of this product already has taken longer and has been costlier than we initially anticipated. During 2001, we terminated our relationship with RELA, Inc., the original outside contractor for the design and development of this product and entered into a relationship with KMC Systems, Inc. for its completion. Further delays in the development of TIGRIS could erode any time-to-market advantage for the product. We expect that the additional anticipated expenses to complete the development of TIGRIS will be less than $10 million.

      We expect to commence beta evaluations of the TIGRIS instrument for clinical diagnostic and blood screening applications by the end of 2002 and to commence clinical trials by the end of 2003. Based on what we learn from these beta evaluations, we may be required to make changes to the TIGRIS system prior to its commercial introduction, which may require further development spending. Even after beta evaluations, products as complicated as TIGRIS frequently contain defects when first introduced. Delivery of products with such defects, or reliability or quality problems, could require significant expenditures of capital and other resources and significantly delay or hinder market acceptance of this product. Any such capital expenditures or delays could harm our operating results, materially damage our reputation and prevent us from retaining our existing customers and attracting new customers.

Our margin on the sale of blood screening assays may decrease upon the implementation of individual donor testing.

      We currently receive revenues from the sale of the HIV-1/ HCV blood screening assay for use with pooled donor samples. In pooled testing, multiple donor samples are initially screened by a single test, but Chiron sells our HIV-1/HCV assay to blood collection centers on a per donor basis. We expect the blood screening market to ultimately transition from pooled testing to individual donor testing. A greater number of tests will be required for individual donor testing than are now required for pooled testing. Under our collaboration agreement with Chiron, we bear the cost of manufacturing our HIV-1/ HCV assay. The greater number of tests required for individual donor testing will increase our variable manufacturing costs, including costs of raw materials and labor. If the price per donor or total sales volume does not increase in line with the increase in our total variable manufacturing costs, our gross margins from sales of the blood screening assay may decrease upon the adoption of individual donor testing. We are not able to accurately predict the extent to which our gross margin percentages may be negatively affected as a result of individual donor testing because we do not know the ultimate selling price that Chiron would charge to the end user if individual donor testing were implemented.

Our future success will depend in part upon our ability to enhance existing products and to develop and introduce new products.

      The market for our products is characterized by rapidly changing technology, evolving industry standards and new product introductions, which may make our existing products obsolete. Our future success will depend in part upon our ability to enhance existing products and to develop and introduce new products. For example, we believe that we will need to continue to provide new products that can detect a greater number of organisms from a single sample. We also believe that we must develop new assays that can be performed on automated instrument platforms, such as the TIGRIS instrument we are developing.

      The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends as well as precise technological execution. In addition, the successful development of new products will depend on the development of new technologies. We will be required to undertake time-consuming and costly development activities and to seek regulatory approval for these new products. We may experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products. Regulatory clearance or approval of any new products may not be granted by the Food and Drug Administration, or FDA, or foreign regulatory authorities on a timely basis, or at all, and the new products may not be successfully commercialized.

We face intense competition, and our failure to compete effectively could decrease our revenues and harm our profitability and results of operations.

      The clinical diagnostics industry is highly competitive. Currently, the majority of diagnostic tests used by physicians and other health care providers are performed by large reference laboratories, public health laboratories and hospitals. We expect that these laboratories will compete vigorously to maintain their dominance in the diagnostic testing market. In order to achieve market acceptance of our products, we will be required to demonstrate that our products provide accurate, cost-effective and time-saving alternatives to tests performed by traditional laboratory procedures.

      In the markets for clinical diagnostic products, a number of competitors, including F. Hoffmann-La Roche Ltd. and its subsidiary Roche Molecular Diagnostics, Inc., Abbott Laboratories, Becton Dickinson and Company and bioMérieux S.A., compete with us for product sales, primarily on the basis of technology, quality, reputation, accuracy, ease of use, price, reliability, the timing of new product introductions and product line offerings. In markets outside of the United States, other factors, including local distribution systems, complex regulatory environments and differing medical philosophies and product preferences, influence competition as well. Some of our competitors have, and in the future these and other competitors may have, significantly greater financial, marketing, sales, manufacturing, distribution and technological resources than us. Moreover, these companies may have substantially greater expertise in conducting clinical trials and research and development, greater ability to obtain necessary intellectual property licenses and greater brand recognition than we do. In addition, we have licensed some of our proprietary technology relating to certain clinical diagnostic and food pathogen applications for use on specific instruments to bioMérieux, and we may license other technologies to potential competitors in the future. As a result, we may in the future compete with bioMérieux and these other licensees for sales of products incorporating our technology. Our competitors may be in a stronger position to respond quickly to new or emerging technologies, may be able to undertake more extensive marketing campaigns, may adopt more aggressive pricing policies and may be more successful in attracting potential customers, employees and strategic partners than us. We believe that Roche Molecular Systems, Abbott Laboratories and Becton Dickinson also are developing automated systems similar to our TIGRIS instrument.

      In the market for blood screening products, our primary competitor is Roche Molecular Systems. We also compete with assays developed internally by blood banks and laboratories based on Polymerase Chain Reaction, or PCR, technology, an HCV antigen assay marketed by Ortho Clinical Diagnostics, a subsidiary of Johnson & Johnson, and immunoassay products from Abbott Laboratories. In the future, our blood screening products may compete with viral inactivation technologies and blood substitutes.

      Chiron, with whom we have entered into a collaboration for our blood screening products, retains certain rights to grant licenses of the patents related to HCV to third parties. Chiron has granted a license to Roche Molecular Systems in the blood screening field and has granted licenses to other companies in the clinical diagnostic field. To the extent that Chiron grants additional licenses, further competition will be created for sales of HCV assays and such licenses may affect the prices that can be charged for our products.

We may not have financing for future capital requirements, which may prevent us from addressing gaps in our product offerings or improving our technology.

      Although historically our cash flow from operations has been sufficient to satisfy working capital, capital expenditure and research and development requirements, and we believe that at the time of the distribution we will have sufficient working capital to fund planned expenditures, in the future we may need to incur additional debt or issue equity in order to fund these requirements as well as to make acquisitions and other investments. If we cannot obtain additional debt or equity financing on acceptable terms or are limited with respect to incurring additional debt or issuing equity, we may be unable to address gaps in our product offerings or improve our technology, particularly through strategic acquisitions or investments.

      We may need to raise substantial amounts of money to fund a variety of future activities integral to the development of our business, including but not limited to the following:

•	for research and development to successfully develop our technology,

•	to obtain regulatory approval for new products,

•	to file and prosecute patent applications and defend and assert patents to protect our technology,

•	to retain qualified employees, particularly in light of intense competition for qualified scientists and engineers,

•	to manufacture additional products ourselves or through third parties,

•	to market different products to different markets, either through building our own sales and distribution capabilities or relying on third parties, and

•	to acquire new technologies, products or companies.

      In addition, in connection with the distribution, we expect to refinance $10.0 million of outstanding notes payable with a new term loan from a bank. The terms of the notes payable require us to “make-whole” the note holders upon early repayment of the debt, based upon the prevailing interest rates. We anticipate that, in addition to repayment of the $10.0 million, we will incur a make-whole payment of approximately $1.0 million. This amount will be recorded as an extraordinary loss in our financial statements upon repayment of the notes. We have received a commitment letter from Wells Fargo Bank, N.A. to provide this financing, but if we do not successfully complete the refinancing with Wells Fargo on terms acceptable to us, our cash resources could be adversely affected.

      If we raise funds through the issuance of debt or equity, any debt securities or preferred stock issued will have rights and preferences and privileges senior to those of holders of our common stock in the event of a liquidation. The terms of the debt securities may impose restrictions on our operations. If we raise funds through the issuance of equity, this issuance would dilute your ownership interest in us.

      We expect to fund future acquisitions in part by issuing additional equity. If the price of our equity is low or volatile, we may not be able to acquire other companies. Also, regardless of the volatility of the price of our equity, we may be limited in our ability to issue shares of our stock because of our obligation in the separation and distribution agreement between Chugai Pharmaceutical and us to indemnify Chugai Pharmaceutical for any increase in its Japanese tax liability in the event that, within 15 months following the distribution, we sell all or substantially all of our assets, a person or group acquires beneficial ownership of 50% or more of our voting stock, we are a party to a merger, or we issue common stock or other equity securities at prices above prevailing market prices other than pursuant to an employee benefit or incentive plan. Please see “Certain United States Federal and Japanese Tax Considerations” and “Agreements among Chugai Pharmaceutical, Its Affiliates and Gen-Probe — Separation and Distribution Agreement; Releases and Indemnification.”

We are dependent on Chiron and other third parties for the distribution of some of our products. If any of our distributors terminates its relationship with us or fails to adequately perform, our product sales will suffer.

      We rely on Chiron to distribute our blood screening products and Bayer Corporation to distribute some of our viral clinical diagnostic products. Commercial product sales by Chiron accounted for 7.5% of our total revenues for the three months ended March 31, 2002 and 5.6% of our total revenues for 2001. Product sales by Bayer accounted for 2.0% of our total revenues for the three months ended March 31, 2002 and 0.8% of our total revenues for 2001. We expect our revenues from sales by Chiron to increase significantly during 2002 as a result of the FDA approval we received in February 2002 for our HIV-1/HCV blood screening product, further increasing the percentage of our revenues derived from our collaboration with Chiron. Our agreements with Chiron and Bayer will terminate in the first quarter of 2010 and the second quarter of 2010, respectively, unless extended. Both the Chiron and Bayer agreements can be extended by the development of new products under the agreements, so that they will expire upon the later of the end of the original term or five years after the first commercial sale of the last new product developed during the original term.

      On February 26, 2001, we commenced an arbitration proceeding against Chiron in connection with the blood screening collaboration. The arbitration related primarily to the propriety of various deductions from gross revenues made by Chiron prior to calculating Gen-Probe’s share of revenues and the parties’ respective shares of revenues received from the American Red Cross prior to FDA approval of the HIV-1/HCV blood screening assay. Other disputed items included the parties’ respective obligations in connection with clinical trials of the HIV-1/HCV blood screening assay and future assays, Chiron’s obligation to purchase blood screening assays in compliance with its forecasts and the parties’ respective obligations with respect to royalties to be paid on a patent license from a third party. During the fourth quarter of 2001, we negotiated a resolution to most of the disputed items, and in January 2002, we received $6.9 million in partial settlement of the claims. During the first quarter of 2002, we recognized $2.4 million of other income upon receipt of payment from Chiron related to the agreed matters, $3.9 million of deferred revenues for advance payments for product to be delivered and $0.6 million for other receivables. The parties continue to negotiate an additional item that is not expected to have a material financial statement impact on us upon final settlement. Although we do not anticipate further disputes with Chiron, we or Chiron may commence arbitration against each other under the collaboration agreement in the future. Any such proceedings could delay our receipt of revenue from Chiron or otherwise disrupt our collaboration with Chiron, which could cause our revenues to decrease and our stock price to decline.

      In addition, we rely upon bioMérieux for distribution of some of our products in most of Europe, Chugai Diagnostics Science Co., Ltd., currently a subsidiary of Chugai Pharmaceutical, for distribution of some of our products in Japan and various independent distributors for distribution of our products in other regions. Sales by bioMérieux and Chugai Diagnostics Science comprised 3.7% and 2.2% of our total revenues for the three months ended March 31, 2002, respectively. Our distribution agreements with bioMérieux terminate on May 1, 2003. Our distribution agreement with Chugai Diagnostics Science currently terminates on December 31, 2002, but we have agreed in principle to extend the term of the agreement for an additional three years. In May 2002, Chugai Pharmaceutical announced that it had entered into an agreement to sell Chugai Diagnostics to Fujirebo Inc. We do not anticipate that the sale will have a material effect on our distribution agreement with Chugai Diagnostics.

      If any of our distribution or marketing agreements is terminated, particularly our agreement with Chiron, and we are unable to enter into an alternative agreement or if we elect to distribute new products directly, we would have to invest in additional sales and marketing resources, including additional field sales personnel, which would significantly increase future selling, general and administrative expenses. We may not be able to enter into new distribution or marketing agreements on satisfactory terms, or at all. If we failed to enter into acceptable distribution or marketing agreements or failed to market successfully our products, our product sales would decrease.

If we cannot maintain our current corporate collaborations and enter into new corporate collaborations, our product development could be delayed. In particular, any failure by us to maintain our collaboration with Chiron with respect to blood screening would have a material adverse effect on our business.

      We rely, to a significant extent, on our corporate collaborators for the joint development and marketing of our products. If any of our corporate collaborators were to breach or terminate its agreement with us or otherwise fail to conduct the collaborative activities successfully and in a timely manner, the pre-clinical or clinical development or commercialization and subsequent marketing of the products contemplated by the collaboration could be delayed or terminated. We cannot control the amount and timing of resources our corporate collaborators devote to our programs or potential products. In addition, we expect to rely on our corporate collaborators for the commercialization of some of our products.

      The continuation of any of our collaboration agreements may depend on the periodic renewal of our corporate collaborations. Our agreements with Chiron and Bayer will terminate in the first quarter of 2010 and the second quarter of 2010, respectively, unless extended. Both the Chiron and Bayer agreements can be extended by the development of new products under the agreements, so that they will expire upon the later of the original term or five years after the first commercial sale of the last new product developed during the original term. Both collaboration agreements are also subject to termination prior to expiration upon a material breach by either party to the agreement.

      If any of our collaboration agreements were terminated, or if we are unable to renew those collaborations on acceptable terms, we would be required to devote additional internal resources to product development or marketing or to terminate some development programs or seek alternative corporate collaborations. We may not be able to negotiate additional corporate collaborations on acceptable terms, if at all, and these collaborations may not be successful.

Because we depend on a small number of customers for a significant portion of our total revenues, the loss of any of these customers or any cancellation or delay of a large purchase by any of these customers could significantly reduce our revenues.

      Historically, a limited number of customers has accounted for a significant portion of our total revenues, and we do not have any long-term commitments with these customers other than our collaboration agreement with Chiron. Our blood screening collaboration with Chiron, which accounted for 20.9% of our total revenues in the three months ended March 31, 2002 and 17.3% of our total revenues for the year ended December 31, 2001, is largely dependent on two large customers in the United States, the American Red Cross and America’s Blood Centers. In addition, Quest Diagnostics Incorporated, Laboratory Corporation of America Holdings and various state and city public health agencies accounted for an aggregate of 27.2% of our total revenues for the three months ended March 31, 2002 and 25.8% of our total revenues for the year ended December 31, 2001. Although state and city public health agencies are legally independent of each other, they tend to act similarly with respect to their product purchasing decisions. We anticipate that our operating results will continue to depend to a significant extent upon revenues from a small number of customers. The loss of any of our key customers, or a significant reduction in sales to those customers, could significantly reduce our revenues.

We have only one third-party manufacturer for each of our instrument product lines, which exposes us to increased risks associated with delivery schedules, manufacturing capability, quality assurance, quality and costs.

      We have one third-party manufacturer for each of our instrument product lines. KMC Systems is our only manufacturer of the TIGRIS instrument. MGM Instruments, Inc. is the only manufacturer of our LEADER series of luminometers. We are dependent on these third-party manufacturers, and this dependence exposes us to increased risks associated with delivery schedules, manufacturing capability, quality control, quality assurance and costs. We have no firm long-term commitments from KMC Systems, MGM Instruments or any of our other manufacturers to supply products to us for any specific period, or in any specific quantity, except as may be provided in a particular purchase order. If KMC Systems,

MGM Instruments or any of our other third-party manufacturers experiences delays, disruptions, capacity constraints or quality control problems in its manufacturing operations or becomes insolvent, then product shipments to our customers could be delayed, which would decrease our revenues and harm our competitive position and reputation.

      Further, our business would be harmed if we fail to effectively manage the manufacture of our products. Because we place orders with our manufacturers based on our forecasts of expected demand for our products, if we inaccurately forecast demand, we may be unable to obtain adequate manufacturing capacity or adequate quantities of components to meet our customers’ delivery requirements, or we may accumulate excess inventories.

      We may in the future need to find new contract manufacturers to increase our volumes or to reduce our costs. We may not be able to find contract manufacturers that meet our needs, and even if we do, qualifying a new contract manufacturer and commencing volume production is expensive and time consuming. For example, qualifying a new manufacturer of our TIGRIS instrument would take approximately twelve months. If we are required or elect to change contract manufacturers, we may lose revenues, and our customer relationships may suffer.

If we or our contract manufacturers are unable to manufacture our products in compliance with regulatory requirements, in sufficient quantities, on a timely basis and at acceptable costs, our ability to sell our products will be harmed.

      We must manufacture our products in compliance with regulatory requirements, in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. Significant additional work will be required for scaling-up manufacturing of each new product prior to commercialization, and we may not successfully complete this work. Manufacturing and quality control problems have arisen and may arise as we attempt to scale-up our manufacturing of a new product, and we may not achieve such scale-up in a timely manner or at a commercially reasonable cost, or at all. In addition, although we expect some of our newer products and products under development to share production attributes with our existing products, production of these products may require the development of new manufacturing technologies and expertise.

      In addition, the amplified NAT tests that we are producing are significantly more expensive to manufacture than our non-amplified products. As we continue to develop new amplified NAT tests in response to market demands for greater sensitivity, our product costs will increase significantly. We sell our products in a number of cost-sensitive market segments, and we may not be able to manufacture these more complex amplified tests at costs that would allow us to maintain our historical gross margins. In addition, new products that detect more than one target organism will contain significantly more complex reagents, which will increase the cost of our manufacturing processes and quality control testing. We or other parties we engage to help us may not be able to manufacture these products at a cost or in quantities that would make these products commercially viable. If we are unable to develop or contract for manufacturing capabilities on acceptable terms for our products under development, we will not be able to conduct pre-clinical and clinical testing on these product candidates, which will delay regulatory clearance or approval of these product candidates and the initiation of new development programs.

      Our blood screening products must be manufactured in compliance with guidelines set forth by the FDA’s Center for Biologics Evaluation and Research and our clinical diagnostic products must be manufactured in compliance with the guidelines set forth by the FDA’s Center for Devices and Radiological Health. Maintaining compliance with more than one division of the FDA adds complexity and cost to our overall manufacturing processes. In addition, our manufacturing facilities and those of our contract manufacturers are, or will be, subject to periodic regulatory inspections by the FDA and other federal and state regulatory agencies, and these facilities are subject to Quality System Regulations requirements of the FDA. We or our contractors may not satisfy these regulatory requirements, and any failure to do so may prevent us from selling our products.

Our products are subject to recalls even after receiving FDA approval or clearance.

      The FDA and similar governmental authorities in other countries have the authority to require the recall of our products if we fail to comply with relevant regulations pertaining to laboratory practices, product manufacturing, labeling, advertising, or promotional activities, or if new information is obtained concerning the safety of a product. In the past, we have had two voluntary recalls. The first product recall occurred in September 1999, when we responded to customer complaints about an increase in the number of our Mycobacterium Tuberculosis Direct, or MTD, assays demonstrating inhibition by test specimens. The formulation problem was identified and corrected. The second recall occurred in February 2000 when we recalled our MTD product due to decreased stability of a reagent in certain kit lots. The problem was identified and rectified through a voluntary field correction. A government-mandated recall, or a voluntary recall by us, would divert managerial and financial resources and harm our reputation with customers.

Our sales to international markets are subject to additional risks.

      Sales of our products outside the United States accounted for 16% of our total revenues for the three months ended March 31, 2002 and 12% of our total revenues for 2001. Sales in France, Japan, Australia and Canada accounted for 52%, 18%, 16% and 8%, respectively, of our international sales for the three months ended March 31, 2002 and 50%, 18%, 12% and 12%, respectively, for the year ended 2001.

      We expect a significant portion of our sales growth, especially with respect to our blood screening products, to come from expansion in international markets. Accordingly, we encounter risks inherent in international operations. Because all of our sales are currently denominated in U.S. dollars, if the value of the U.S. dollar increases relative to foreign currencies, our products could become less competitive in international markets. Our international sales also may be limited or disrupted by:

•	the imposition of government controls,

•	export license requirements,

•	economic and political instability,

•	price controls,

•	trade restrictions and tariffs, and

•	insufficient intellectual property protection in international markets.

      In addition, we may have difficulty introducing new products in international markets. For example, we do not believe our blood screening products will be widely adopted in Germany or Japan until we are able to offer an assay that screens for hepatitis B virus, or HBV, as well as HIV-1 and HCV. Whenever we seek to enter a new international market, we will be dependent on the marketing and sales efforts of our international distributors.

If third-party payors do not reimburse our customers for our products or reduce reimbursement levels, our ability to sell our products profitably will be harmed.

      We sell our products primarily to large reference laboratories, public health laboratories and hospitals, substantially all of which receive reimbursement for the health care services they provide to their patients from third-party payors, such as Medicare, Medicaid and other domestic and international government programs, private insurance plans and managed care programs. Most of these third-party payors may deny reimbursement if they determine that a medical product was not used in accordance with cost-effective treatment methods, as determined by the third-party payor, or was used for an unapproved indication. Third-party payors also may refuse to reimburse for experimental procedures and devices.

      Third-party payors’ reimbursement policies also may affect sales of our products that screen for more than one disease at the same time, such as our APTIMA Combo 2 product for screening for gonorrhea and chlamydia in the same sample. Third-party payors may choose to reimburse our customers on a per test basis, rather than on the basis of the number of results given by the test. This may result in laboratories and hospitals electing to use separate tests to screen for each disease so that they can receive reimbursement for each test they conduct. In such an event, laboratories and hospitals likely would purchase separate tests for each disease, rather than our products that cover more than one test.

      In addition, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for medical products and services. Levels of reimbursement may decrease in the future, and future legislation, regulation or reimbursement policies of third-party payors may adversely affect the demand for and price levels of our products. If our customers are not reimbursed for our products, they may reduce or discontinue purchases of our products, which would causes our revenues to decline.

Disruptions in the supply of raw materials from our single source suppliers, including the Roche Molecular Biochemicals division of Roche Diagnostics GmbH, which is an affiliate of one of our primary competitors, could result in a significant disruption in sales and profitability.

      We purchase some key raw materials used in the manufacture of our products from single-source suppliers, and we may not be able to obtain supplies from replacement suppliers on a timely or cost-effective basis. For example, our current supplier of key raw materials for our amplified NAT assays, pursuant to a fixed-price contract, is the Roche Molecular Biochemicals division of Roche Diagnostics GmbH, an affiliate of Roche Molecular Systems, which is one of our primary competitors and the purchaser of Boehringer-Mannheim GmbH, with whom we had originally contracted for supplies. A reduction or stoppage in supply while we seek a replacement supplier would limit our ability to manufacture our products, which could result in a significant reduction in sales and profitability. In addition, an impurity or variation in a raw material, either unknown to us or incompatible with our products, could significantly reduce our ability to manufacture products. Our inventories may not be adequate to meet our production needs during any prolonged interruption of supply. We have products under development which, if developed, may require us to enter into additional supplier arrangements. Failure to obtain a supplier for our future products, if any, on commercially reasonable terms, would prevent us from manufacturing our future products and limit our growth.

We are dependent on technologies we license, and if we fail to license new technologies and rights to particular nucleic acid sequences for targeted diseases in the future, we may be limited in our ability to develop new products.

      We are dependent on licenses from third parties for some of our key technologies. For example, our patented Transcription-Mediated Amplification, or TMA, technology is based on technology we have licensed from Stanford University and the chemiluminescence technology we use in our products is based on technology we have licensed from Molecular Light Technology. If our license with respect to any of these technologies is terminated for any reason, we will not be able to sell products that incorporate the technology. In addition, although our research staff seeks to discover particular nucleic acid sequences for targeted diseases, our ability to develop additional diagnostic tests for diseases may depend on the ability of third parties to discover particular sequences or markers and correlate them with disease, as well as the rate at which such discoveries are made. Likewise, our ability to design products that target these diseases may be based on our ability to obtain the necessary rights from third parties who make any such discoveries. In addition, there is a finite number of diseases and conditions for which our NAT assays may be economically viable. If we are unable to obtain access to new technologies or the rights to particular sequences or markers necessary for additional diagnostic products on commercially reasonable terms, we may be limited in our ability to develop new products.

The intellectual property rights on which we rely to protect the technologies underlying our products may be inadequate to prevent third parties from using our technologies or developing competing products.

      Our success will depend in part on our ability to obtain patent protection for, or maintain the secrecy of, proprietary processes and other technologies we develop for the development of blood screening and clinical diagnostic products and instruments. Although we have more than 160 United States patents and more than 150 foreign patents, these patents, or any patents that we may own or license in the future, may not afford meaningful protection for our technology and products. The pursuit and assertion of a patent right, particularly in areas like nucleic acid diagnostics and biotechnology, involve complex determinations and, therefore, are characterized by substantial uncertainty. In addition, the laws governing patentability and the scope of patent coverage continue to evolve, particularly in biotechnology. As a result, patents might not issue from any of our patent applications or from applications licensed to us. In addition, all of our existing patents will expire by May 2020, and the patents we may obtain in the future also will expire over time.

      The scope of any of our issued patents may not be broad enough to offer meaningful protection. In addition, others may challenge our current patents or patents we may obtain in the future and, as a result, these patents could be narrowed, invalidated or rendered unenforceable, or we may be forced to stop using the technology covered by these patents or to license the technology from third parties. Moreover, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. Any patents issued to us or our strategic partners may not provide us with any competitive advantages, and the patents held by other parties may limit our freedom to conduct our business or use our technologies. Our efforts to enforce and maintain our intellectual property rights may not be successful and may result in substantial costs and diversion of management time. Even if our rights are valid, enforceable and broad in scope, competitors may develop products based on technology that is not covered by our patents.

      In addition to patent protection, we also rely on copyright and trademark protection, trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of our trade secrets and proprietary information, we require our employees, consultants, advisors and others to whom we disclose confidential information to execute confidentiality and proprietary information agreements. However, it is possible that these agreements may be breached, invalidated or rendered unenforceable, and if so, there may not be an adequate corrective remedy available. Furthermore, like many companies in our industry, we may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities we conduct. In some situations, our confidentiality and proprietary information agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Although we require our employees and consultants to maintain the confidentiality of all confidential information of previous employers, we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. Finally, others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets. Our failure to protect our proprietary information and techniques may inhibit or limit our ability to exclude certain competitors from the market and execute our business strategies.

The diagnostic products industry has a history of patent and other intellectual property litigation, and we may be involved in costly intellectual property lawsuits.

      The diagnostic products industry has a history of patent and other intellectual property litigation, and these lawsuits likely will continue. Because we produce and provide many different products and services in this industry, we have faced in the past, are currently facing, and may face in the future, patent infringement suits by companies that control patents for similar products and services or other suits alleging infringement of their intellectual property rights. In order to protect or enforce our intellectual property rights, we may have to initiate legal proceedings against third parties. Legal proceedings relating to intellectual property typically are expensive, take significant time and divert management’s attention from other business concerns. The cost of such litigation could adversely affect our results of operations, making us less profitable. Further, if we do not prevail in an infringement lawsuit brought against us, we might have to pay substantial damages, including treble damages, and we could be required to stop the infringing activity or obtain a license to use the patented technology.

      Recently, we have been involved in a number of patent disputes with third parties, a number of which remain unresolved. For example, although we successfully defended a lawsuit brought by Enzo Biochem

Inc. over genetic sequences used in certain of our gonorrhea testing products, Enzo is seeking a rehearing by the Federal Circuit Court of Appeals. We are also in litigation with Vysis, Inc. regarding the validity of their patent covering the target capture technology that we employ in some of our amplified NAT assays. In addition, we are prosecuting a lawsuit in Italy, seeking to invalidate a European patent held by F. Hoffman-La Roche AG that could potentially be asserted to cover certain aspects of our amplification technology. We are also currently defending an opposition in the European patent office brought by third parties regarding the validity of a patent we hold covering specific genetic sequences of certain microorganisms.

If we fail to attract, hire and retain qualified personnel, we may not be able to design, develop, market or sell our products or successfully manage our business.

      Competition for top management personnel is intense and we may not be able to recruit and retain the personnel we need. The loss of any one of our management personnel, particularly Henry L. Nordhoff, our President and Chief Executive Officer, or our inability to identify, attract, retain and integrate additional qualified management personnel, could make it difficult for us to manage our business successfully, attract new customers, retain existing customers and pursue our strategic objectives. We do not have employment agreements with any of our executive officers, other than Mr. Nordhoff. We do not maintain key person life insurance for any of our executive officers.

      Similarly, competition for skilled sales, research, product development, engineering, and technical personnel is intense and we may not be able to recruit and retain the personnel we need. The loss of the services of any key sales, research, product development, engineering, and technical personnel, or our inability to hire new personnel with the requisite skills, could restrict our ability to develop new products or enhance existing products in a timely manner, sell products to our customers or manage our business effectively.

      We may not be able to hire or retain qualified personnel if we are unable to offer competitive salaries and benefits, or if our stock does not perform well.

We may acquire other businesses or form joint ventures that could decrease our profitability, dilute your ownership of us, increase our debt or cause us to incur significant expense.

      As part of our business strategy, we intend to pursue acquisitions of other complementary businesses and technology licensing arrangements. We also intend to pursue strategic alliances that leverage our core technology and industry experience to expand our product offerings and geographic presence. We have no experience with respect to acquiring other companies and limited experience with respect to the formation of collaborations, strategic alliances and joint ventures. If we were to make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business and we could assume unknown or contingent liabilities. Any future acquisitions by us also could result in large and immediate write-offs or the incurrence of debt and contingent liabilities, any of which could harm our operating results. Integration of an acquired company also may require management resources that otherwise would be available for ongoing development of our existing business. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated benefits of any acquisition, technology license or strategic alliance.

      To finance any acquisitions, we may choose to issue shares of our common stock as consideration, which would dilute your interest in us. If the price of our equity is low or volatile, we may not be able to acquire other companies. Alternatively, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us and, in the case of equity financings, may result in dilution to our stockholders. We may be limited in our ability to issue shares of our stock as consideration for an acquisition or in a public offering or private placement to raise funds for an acquisition because of our agreement in the separation and distribution agreement between Chugai Pharmaceutical and us to indemnify Chugai Pharmaceutical for any increase in its Japanese tax liability in the event that, within 15 months following the distribution, we sell all or substantially all of our assets, a person or group acquires beneficial ownership of 50% or more of our voting stock, we are a party to a merger, or we issue common stock or other equity securities at prices above prevailing market prices other than pursuant to an employee benefit or incentive plan.

We and our customers are subject to various governmental regulations, and we may incur significant expenses to comply with these regulations and develop products compatible with these regulations.

      The blood screening and diagnostic products we design, develop, manufacture and market are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. The process of obtaining regulatory approvals, particularly from the FDA and some foreign governmental authorities, to market our products can be costly and time consuming, and approvals might not be granted for future products on a timely basis, if at all. For example, we were prohibited from commercially marketing our blood screening products in the United States until we obtained approval of our Biologics License Application from the FDA’s Center for Biologic Evaluation and Research. We generally are prohibited from marketing our clinical diagnostic products in the United States unless we obtain either 510(k) clearance or premarket approval from the FDA. Delays in receipt of, or failure to obtain, approvals for future products could result in delayed realization of product revenues or in substantial additional costs which could decrease our profitability.

      In addition, we are required to comply with applicable FDA and other material regulatory requirements once we have obtained clearance or approval for a product. These requirements include, among other things, the Quality System Regulation, labeling requirements, the FDA’s general prohibition against promoting products for unapproved or “off-label” uses and adverse event reporting regulations. Failure to comply with applicable FDA product regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspension of production, the FDA’s refusal to grant future premarket clearances or approvals, withdrawals or suspensions of current product applications and criminal prosecution. Any of these actions, in combination or alone, could prevent us from selling our products.

      Outside the United States, our ability to market our products is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, we apply for foreign marketing authorizations at a national level, although within the European Union registration procedures are available to companies wishing to market a product in more than one European union member state. Failure to receive, or delays in the receipt of, relevant foreign qualifications could prevent us from selling our products in foreign countries.

      As both the FDA and foreign government regulators have become increasingly stringent, we may be subject to more rigorous regulation by governmental authorities in the future. Our products and operations also are often subject to the rules of industrial standards bodies, such as the International Standards Organization. Complying with these rules and regulations could cause us to incur significant additional expenses, which would harm our operating results.

      The use of our diagnostic products is also affected by the Clinical Laboratory Improvement Amendments of 1988, or CLIA, and related federal and state regulations which provide for regulation of laboratory testing. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, patient test management, quality and inspections. Current or future CLIA requirements or the promulgation of additional regulations affecting laboratory testing may prevent some clinical laboratories from using any or all of our diagnostic products.

      For more information about government regulation of our business, see “Business — Government Regulation.”

If a natural or man-made disaster strikes our manufacturing facilities, we will be unable to manufacture our products for a substantial amount of time and our sales will decline.

      We manufacture all of our products in our two manufacturing facilities located in San Diego, California and in nearby Rancho Bernardo, California. These facilities and the manufacturing equipment we use to produce our products would be costly to replace and could require substantial lead time to repair or replace. The facilities may be harmed by natural or man-made disasters, including, without limitation, earthquakes and rolling blackouts of electricity, and in the event they were affected by a disaster, we would be forced to rely on third-party manufacturers. In the event of a disaster, we may lose customers and we may be unable to regain those customers thereafter. Although we possess insurance for damage to our property and the disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

We may be subject to future product liability claims that may exceed the scope and amount of our insurance coverage, which would expose us to liability for uninsured claims.

      While there is a federal preemption defense against product liability claims for medical products that receive premarket approval from the FDA, we believe that no such defense is available for our products that we market under a 510(k) clearance. As such, we are subject to potential product liability claims as a result of the design, development, manufacture and marketing of our clinical diagnostic products. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates. In addition, we would have to pay any amount awarded by a court in excess of our policy limits. Our insurance policies have various exclusions, and thus we may be subject to a product liability claim for which we have no insurance coverage, in which case, we may have to pay the entire amount of any award. In addition, insurance varies in cost and can be difficult to obtain, and we may not be able to obtain insurance in the future on terms acceptable to us, or at all. A successful product liability claim brought against us in excess of our insurance coverage, if any, may require us to pay substantial amounts, which could harm our business and results of operations.

If we use biological and hazardous materials in a manner that causes injury or violates laws, we may be liable for damages.

      Our research and development activities and our manufacturing activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury, and we could be held liable for damages that result from such contamination or injury. In addition, we are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The damages resulting from any accidental contamination and the cost of compliance with environmental laws and regulations could be significant.

Risks Related to Our Separation from Chugai Pharmaceutical

You may have difficulty evaluating our business because our historical financial information may not be representative of our results as a separate company.

      The historical financial information included in this information statement is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. We have not made adjustments to this information to reflect many significant changes that could occur in our cost structure, funding and operations as a result of our separation from Chugai Pharmaceutical, including changes in our tax structure and increased costs associated with being a public, stand-alone company. Although we have operated substantially as an independent and autonomous entity from Chugai Pharmaceutical since 1989, our cost structure might change in the future as we operate as a separate company, and our spin-off from Chugai Pharmaceutical might have unanticipated effects on us.

Risks Related to Ownership of Our Common Stock

Our outstanding shares are, or will be, eligible for future sale, which may cause our stock price to decline.

      Any sales of substantial amounts of our common stock in the public market or the perception that such sales or exercises might occur, whether as a result of the distribution or otherwise, may cause the market price of our common stock to decline. Upon completion of the distribution, we will have outstanding an aggregate of approximately 21,666,666 shares of our common stock, assuming no exercise of outstanding stock options. Because the distribution ratio of 0.086 shares of Gen-Probe common stock for each share of Chugai Pharmaceutical common stock outstanding on July 31, 2002 (the record date for the distribution) is fixed, the actual number of shares of our common stock outstanding upon completion of the distribution will depend on the number of shares of Chugai Pharmaceutical common stock outstanding on July 31, 2002. On March 31, 2002, there were 252,024,072 shares of Chugai Pharmaceutical common stock outstanding (excluding 44,492 treasury shares). Based on the conversion prices in effect on March 31, 2002, an additional 54,562,926 shares of Chugai Pharmaceutical common stock were issuable pursuant to Chugai Pharmaceutical convertible bonds, and may be issued between March 31, 2002 and July 31, 2002 at the election of the holders. Other than convertible bonds, no other securities or rights are outstanding pursuant to which shares of Chugai Pharmaceutical common stock may be issued on or prior to July 31, 2002. As of March 31, 2002, we had granted options to purchase 1,632,666 shares of our common stock. The number of shares subject to outstanding options assumes we will effect a one-for-three reverse stock split prior to the distribution. If we are required to adjust the reverse split ratio, the number of shares subject to options also will be adjusted. All of our shares, including shares issuable upon exercise of stock options, will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. We are unable to predict whether large amounts of common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers for our common stock will be in the market at that time.

      A portion of Chugai Pharmaceutical’s common stock may be held by investment funds that have restrictions on their ability to hold our common stock. As a result, these investment funds would seek to sell our stock after they receive it in the distribution, which may result in an oversupply of shares of our common stock and a decline in the price of our common stock.

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile, and you may not be able to sell your shares at or above the initial market price of our stock following the distribution.

      Prior to the distribution, there will have been no trading market for our common stock. We cannot predict the extent to which investors’ interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this information statement or for reasons unrelated to our performance, such as reports by industry analysts, investor perceptions, or announcements by our customers, competitors or suppliers regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other large companies within our industry experience declines in their stock price, our stock price may decline as well. In addition, when the market price of a company’s common stock drops significantly, stockholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

The terms of our separation from Chugai Pharmaceutical, anti-takeover provisions of our certificate of incorporation and by-laws and provisions of Delaware law could delay or prevent a change of control that you may favor.

      The terms of our separation from Chugai Pharmaceutical, anti-takeover provisions of our certificate of incorporation and by-laws and provisions of Delaware law could delay or prevent a change of control that you may favor. The separation and distribution agreement requires us to indemnify Chugai Pharmaceutical for any increase in its Japanese tax liability in the event that, within 15 months after the distribution, we sell all or substantially all of our assets, a person or group acquires beneficial ownership of 50% or more of our voting stock, we are a party to a merger, or we issue common stock or other equity securities at prices above prevailing market prices other than pursuant to an employee benefit or incentive plan. For a discussion of this indemnity obligation, please see “Agreements among Chugai Pharmaceutical, its Affiliates and Gen-Probe — Separation and Distribution Agreement — Releases and Indemnification.” These indemnity obligations might discourage, delay or prevent a change of control that you may consider favorable.

      Provisions of our certificate of incorporation and by-laws, which will be in effect after the separation, also may discourage, delay or prevent a merger or other change of control that stockholders may consider favorable or may impede the ability of the holders of our common stock to change our management. The provisions of our certificate of incorporation and by-laws, among other things, will:

•	divide our board of directors into three classes, with members of each class to be elected for staggered three-year terms,

•	limit the right of stockholders to remove directors,

•	regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders, and

•	authorize our board of directors to issue preferred stock in one or more series, without stockholder approval.

      In addition, because we have not chosen to be exempt from Section 203 of the Delaware General Corporation Law, this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15 percent of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate crosses the 15 percent stock ownership threshold.

      Please see “Arrangements among Chugai Pharmaceutical and Gen-Probe — Separation and Distribution Agreement” and “Description of Capital Stock” for a more detailed description of these agreements and provisions.

FORWARD-LOOKING STATEMENTS

      Any statements in this information statement about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “believe,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” and “would.” For example, statements concerning financial condition, possible or assumed future results of operations, growth opportunities, industry ranking, plans and objectives of management, markets for our common stock and future management and organizational structure are all forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions, including the risks outlined under “Risk Factors” and elsewhere in this information statement, that may cause actual results, levels of activity, performance or achievements to differ materially from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement.

      Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We are not under any duty to update any of the forward-looking statements after the date of this information statement to conform these statements to actual results, unless required by law.

DIVIDEND POLICY

      We do not anticipate paying any dividends on our common stock in the foreseeable future because we expect to retain our future earnings for use in the operation and expansion of our business. Our payment and amount of dividends, however, will be subject to the discretion of our board of directors and will depend, among other things, upon our results of operations, financial condition, cash requirements, prospects and other factors that our board of directors may deem relevant. Additionally, our ability to pay dividends may be restricted by the terms of any debt financings, including our existing $10.0 million bank line of credit.

CAPITALIZATION

      The following table sets forth our combined capitalization as of March 31, 2002 on a historical and pro forma basis to give effect to the results of our reorganization involving the merger of Gen-Probe Holding Company, Inc. (formerly known as Chugai Pharma U.S.A., Inc.) into us and the distribution. This table assumes the following:

•	Gen-Probe Holding Company will have $75 million in cash and will own 37 acres of land and land improvements in San Diego, California under and adjacent to our headquarters building at the time of the merger,

•	the re-financing of senior long-term notes with a principal amount of $10.0 million and additional borrowing of $1.0 million to pay for a prepayment premium on the re-financing, and

•	estimated reorganization expenses of $2.0 million.

      This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and corresponding notes included elsewhere in this information statement.

	March 31, 2002

	Actual	Pro Forma

	(In thousands)
Cash and cash equivalents	$18,728	$91,429

Long-term debt, including current portion	$12,000	$13,000
Stockholder’s equity:
Common stock, $.0001 par value per share; 100,000,000 shares authorized; 65,000,000 shares issued and outstanding, actual; 21,666,666 shares issued and outstanding, pro forma	7	7
Additional paid-in capital	106,098	194,311
Accumulated other comprehensive income	70	70
Retained earnings	12,726	10,177

Total stockholder’s equity	118,901	204,565

Total capitalization (excluding cash and cash equivalents)	$130,901	$217,565

      The information above excludes:

•	3,129,165 shares, actual, and 1,632,666 shares, pro forma, issuable upon the exercise of options that we have granted under our 2000 Equity Participation Plan to our officers, directors and employees, and

•	4,870,835 additional shares, actual, and 1,034,001 shares, pro forma, that we have reserved for issuance under our 2000 Equity Participation Plan.

SELECTED FINANCIAL INFORMATION

      The following table sets forth our selected financial information derived from our (1) audited financial statements as of December 31, 1999, 1998 and 1997 and for the years ended December 31, 1998 and 1997, which are not included elsewhere in this information statement, (2) audited financial statements as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999, which are included elsewhere in this information statement and (3) unaudited financial statements as of March 31, 2002 and for the three months ended March 31, 2002 and 2001, which are included elsewhere in this information statement. The historical financial information presented may not be indicative of the results of operations or financial position for future periods.

      The selected financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the corresponding notes included elsewhere in this information statement.

						Three Months Ended
	Years Ended December 31,					March 31,

	1997	1998	1999	2000	2001	2001	2002

						(unaudited)	(unaudited)

	(In thousands, except for per share amounts)
Statement of operations data:
Revenues:
Product sales	$83,918	$88,803	$95,569	$100,162	$104,233	$26,644	$26,895
Collaborative research revenue	3,400	5,588	11,366	13,764	20,203	3,677	5,904
Royalty and license revenue	1,922	1,592	10,587	5,615	5,295	756	984

Total revenues	89,240	95,983	117,522	119,541	129,731	31,077	33,783
Operating expenses:
Cost of product sales	26,749	28,738	30,519	34,102	38,483	9,631	11,449
Research and development	22,445	35,709	47,758	58,143	52,993	14,169	12,506
Marketing and sales	11,790	13,346	12,889	14,303	15,969	3,833	4,133
General and administrative	9,897	10,304	13,058	14,005	17,287	4,005	4,908
Amortization of intangible assets	3,428	3,408	2,921	948	948	237	84

Total operating expenses	74,309	91,505	107,145	121,501	125,680	31,875	33,080

Income (loss) from operations	14,931	4,478	10,377	(1,960)	4,051	(798)	703
Other income (expenses):
Interest income	1,763	1,744	540	1,029	482	203	101
Interest expense	(689)	(1,087)	(1,092)	(1,112)	(1,012)	(283)	(238)
Other income (expense), net	(329)	3	54	(50)	6	(13)	3,617

Total other expenses, net	745	660	(498)	(133)	(524)	(93)	3,480

Income (loss) before income taxes	15,676	5,138	9,879	(2,093)	3,527	(891)	4,183
Income tax expense (benefit)	5,226	1,473	3,168	(1,085)	(1,090)	(271)	1,099

Net income (loss)	$10,450	$3,665	$6,711	$(1,008)	$4,617	$(620)	$3,084

Net income (loss) per share(1):
Basic and diluted	$0.16	$0.06	$0.10	$(0.02)	$0.07	$(0.01)	$0.05
Weighted average shares:
Basic	65,000	65,000	65,000	65,000	65,000	65,000	65,000
Diluted	65,000	65,000	65,000	65,000	65,011	65,000	65,000

	As of December 31,					As of March 31,

	1997	1998	1999	2000	2001	2002

						(unaudited)

	(In thousands)
Balance sheet data:
Cash, cash equivalents and short-term investments	$32,564	$31,960	$24,151	$12,584	$17,750	$18,728
Working capital	49,858	32,674	30,523	29,439	29,765	34,191
Total assets	141,776	153,305	159,683	156,612	160,347	161,697
Long-term debt, including current position	14,000	14,000	14,000	14,000	12,000	12,000
Stockholder’s equity	105,736	105,400	112,074	111,180	115,807	118,901

(1)	All share and per share amounts reflect the 650,000-for-1 stock split effective in August 2000, but these amounts do not reflect the estimated one-for-three reverse stock split to be effected prior to the distribution.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

      The following unaudited pro forma consolidated balance sheet as of March 31, 2002 and unaudited pro forma consolidated statement of operations for the year ended December 31, 2001 and for the three months ended March 31, 2002 have been prepared to reflect the results of our reorganization involving the merger of Gen-Probe Holding Company, Inc. into us and the distribution. The unaudited pro forma consolidated balance sheet has been prepared as if the reorganization and the distribution occurred on March 31, 2002. The unaudited pro forma consolidated statement of operations has been prepared as if the reorganization and the distribution occurred on the first day of fiscal 2001. The unaudited pro forma consolidated financial information is not necessarily indicative of the results that actually would have occurred if the reorganization and the distribution had been consummated as of December 31, 2001 or at the beginning of fiscal 2001.

Unaudited Pro Forma Consolidated Balance Sheet

March 31, 2002

		Pro Forma
	Historical	Adjustments		Pro Forma

		(Unaudited)		(Unaudited)

	(In thousands, except share data)
Current assets:
Cash, cash equivalents and short-term investments	$18,728	$72,701	(1)	$91,429
Trade accounts receivable, net	11,573	—		11,573
Accounts receivable — other	6,354	1	(2)	6,355
Accounts receivable from related parties	461	114	(2)	575
Income taxes receivable	1,561	115	(2)	1,676
Inventories	12,718	—		12,718
Deferred income taxes	2,715	2	(2)	2,717
Prepaid expenses and other current assets	5,545	35	(2)	5,580

Total current assets	59,655	72,968		132,623
Property, plant and equipment, net	57,791	9,100	(2)	66,891
Capitalized software	20,543			20,543
Other assets	3,918	—		3,918
Purchased intangibles, net	2,566	—		2,566
Goodwill, net	17,224	1,397	(2)	18,621

Total assets	$161,697	$83,465		$245,162

Current liabilities:
Accounts payable	$8,075	1	(2)	$8,076
Accrued salaries and employee benefits	4,854	—		4,854
Other accrued expenses	5,210	(3,030	)(3)	2,180
Deferred revenue	5,325	—		5,325
Current portion of long-term debt	2,000	—	(4)	2,000

Total current liabilities	25,464	(3,029)		22,435
Long-term debt	10,000	1,000	(4)	11,000
Deferred income taxes	196	(170	)(2)	26
Deferred revenue	6,833	—		6,833
Deferred rent	303	—		303
Stockholder’s equity:
Common stock, $.0001 par value per share; 100,000,000 shares authorized, 21,666,666 shares issued and outstanding	7	—		7
Additional paid-in capital	106,098	88,213	(5)	194,311
Accumulated other comprehensive income	70	—		70
Retained earnings	12,726	(2,549	)(6)	10,177

Total stockholder’s equity	118,901	85,664		204,565

Total liabilities and stockholder’s equity	$161,697	$83,465		$245,162

See accompanying notes.

Unaudited Pro Forma Consolidated Statement of Operations

Year ended December 31, 2001

		Pro Forma
	Historical	Adjustments		Pro Forma

		(Unaudited)		(Unaudited)

	(In thousands, except per share data)
Revenues:
Product sales	$104,233	—		$104,233
Collaborative research revenue	20,203	—		20,203
Royalty and license revenue	5,295	—		5,295

Total revenues	129,731	—		129,731
Operating expenses:
Cost of product sales	38,483	(346	)(1)	38,137
Research and development	52,993	(126	)(1)	52,867
Marketing and sales	15,969	(16	)(1)	15,953
General and administrative	17,287	(37	)(1)	17,250
Amortization of intangible assets	948	—		948

Total operating expenses	125,680	(525)		125,155

Income from operations	4,051	525		4,576
Other income (expenses):
Interest income	482	—		482
Interest expense	(1,012)	220	(2)	(792)
Other income (expense), net	6	—		6

Total other income (expenses), net	(524)	220		(304)

Income before income taxes	3,527	745		4,272
Income tax expense	(1,090)	298	(3)	(792)

Pro forma net income	$4,617	$447		$5,064 (4)

Pro forma net income per share:
Basic and diluted	$0.21			$0.23

Weighted average shares:
Basic	21,667			21,667
Diluted	21,670			21,670

See accompanying notes.

Unaudited Pro Forma Consolidated Statements of Operations

Three months ended March 31, 2002

		Pro Forma
	Historical	Adjustments		Pro Forma

		(Unaudited)		(Unaudited)

	(In thousands, except per share data)
Revenues:
Product sales	$26,895			$26,895
Collaborative research revenue	5,904			5,904
Royalty and license revenue	984			984

Total revenues	33,783	—		33,783
Operating expenses:
Cost of product sales	11,449	(87	)(1)	11,362
Research and development	12,506	(31	)(1)	12,475
Marketing and sales	4,133	(4	)(1)	4,129
General and administrative	4,908	(9	)(1)	4,899
Amortization of intangible assets	84	—		84

Total operating expenses	33,080	(131)		32,949

Income from operations	703	131		834
Other income (expenses):
Interest income	101			101
Interest expense	(238)	51	(2)	(187)
Other income (expense), net	3,617			3,617

Total other income (expenses), net	3,480	51		3,531

Income before income taxes	4,183	182		4,365
Income tax expense	1,099	73	(3)	1,172 (4)

Pro forma net income	$3,084	$109		$3,193

Pro forma net income per share:
Basic and diluted	$0.14			$0.15

Weighted average shares — basic and diluted	21,667			21,667

See accompanying notes.

Notes to Unaudited Pro Forma Consolidated Balance Sheet

(Dollars in thousands)

(1)	Reflects the increase in cash from the reorganization and the application of the proceeds as follows:

Reflects Chugai Pharmaceutical’s capital contribution to Gen-Probe Holding Company so that following the contribution, Gen-Probe Holding Company will have cash of $75,000	$75,000
Repayment of principal on senior long-term notes of $12,000, a prepayment premium of $915 and accrued interest of $384	(13,299)
Reflects a $13,000 term loan borrowing from a bank	13,000
Estimated reorganization expenses	(2,000)

$72,701

(2)	Reflects the merger of the remaining assets and liabilities of Gen-Probe Holding Company into us at historical book value. The primary tangible asset is approximately 37 acres of land and land improvements in San Diego, California under and adjacent to our headquarters building.

(3)	Reflects the decrease in accrued expenses as a result of the reorganization and the repayment of debt as follows:

Records the tax benefit of $2,646 for the $5,700 loss, for tax purposes, on the sale, at net book value, of all of the outstanding membership interests of Chugai Pharma USA, LLC (formerly Chugai Biopharmaceuticals, LLC) to Chugai USA, Inc. and a $915 prepayment premium on senior long-term notes payable based on our estimated effective tax rate of 40%	$2,646
Reflects payment of accrued interest on the senior long-term notes payable	384

$3,030

(4)	Reflects payment of principal on senior long-term notes payable and borrowing in the form of a new term loan as follows:

Current portion of long-term debt:
payment	$(2,000)
borrowing	2,000

0

Long-term debt:
payment	$(10,000)
borrowing	11,000

1,000

(5)	Reflects the change in additional paid-in capital as a result of the following:

Tax benefit on the sale of all of the outstanding membership interests of Chugai Pharma USA, LLC for a loss of $5,700 to Chugai USA, Inc.	$2,280
Total cash balance at Gen-Probe Holding Company that will be merged into us	$75,000

Reflects the merger of remaining assets and liabilities of Gen-Probe Holding Company into us, as follows:
Assets:
Accounts receivable — other	$1
Accounts receivable from related parties	114
Income taxes receivable	115
Deferred income taxes — short term	2
Prepaid expenses	35
Property, plant and equipment — Land ($6,103), land improvements ($2,997)	9,100
Goodwill, net	1,397
Liabilities:
Accounts payable	1
Deferred income taxes — long term, net receivable	(170)

Net increase in additional paid-in capital		10,933

		$88,213

(6)	Reflects the adjustment to retained earnings as follows:

Prepayment premium of $915 on senior long-term notes payable, net of tax benefit of $366	$(549)
Estimated reorganization expenses	(2,000)

$(2,549)

Notes to Unaudited Pro Forma Consolidated Statement of Operations

for the Year Ended December 31, 2001
(Dollars in thousands)

(1)	Reflects the elimination of $525 paid to Gen-Probe Holding Company for the land lease related to our headquarters building.

(2)	Reflects the elimination of historical interest expense of $972 that would not have been incurred had the reorganization and repayment of long-term debt occurred at the beginning of the period presented, offset by the addition of pro forma interest of $752 to reflect interest expense at an assumed pre-tax interest rate of 5.5% on a new term loan borrowing.

(3)	Reflects additional tax expense of $298 for the elimination of historical rent expense of $525 and net interest expense of $220 based on our estimated effective tax rate of 40%.

(4)	Does not reflect: (a) $2,000 of estimated reorganization expenses to be incurred in 2002 and (b) an extraordinary charge, net of tax, of $600 related to the prepayment premium on senior long-term notes payable.

Notes to Unaudited Pro Forma Consolidated Statement of Operations

for the Three Months Ended March 31, 2002
(Dollars in thousands)

(1)	Reflects the elimination of $131 paid to Gen-Probe Holding Company for the land lease related to our headquarters building.

(2)	Reflects the elimination of historical interest expense of $230 that would not have been incurred had the reorganization and repayment of long-term debt occurred at the beginning of the period presented, offset by the addition of pro forma interest of $179 to reflect interest expense at an assumed pre-tax interest rate of 5.5% on a new term loan borrowing.

(3)	Reflects additional tax expense of $73 for the elimination of historical rent expense of $131 and net interest expense of $51 based on our estimated effective tax rate of 40%.

(4)	Does not reflect: (a) $2,000 of estimated reorganization expenses to be incurred in 2002 and (b) an extraordinary charge, net of tax, of $549 related to the prepayment premium on senior long-term notes payable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion in conjunction with the financial statements and the corresponding notes included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. Please see “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

      We are a global leader in the development, manufacture and marketing of rapid, accurate and cost-effective nucleic acid probe-based products used for the clinical diagnosis of human diseases and for the screening of donated human blood. We have over 17 years of nucleic acid detection research and product development experience, and our products, which are based on our patented nucleic acid testing, or NAT, technology, are used daily in clinical laboratories and blood collection centers in major countries throughout the world.

Revenues

      We derive revenues from three primary sources: product sales, collaborative research revenue and royalty and license revenue. The majority of our revenues comes from product sales, which consist primarily of sales of both our NAT assays and, to a lesser extent, sales and rentals of the proprietary instruments that serve as the analytical platform for our assays. We recognize as collaborative research revenue payments we receive from Chiron for the products we provide under our collaboration agreements with Chiron prior to regulatory approval and the payments we receive from Chiron, Bayer and other collaboration partners, including the National Institutes of Health, or NIH, for research and development activities. Our royalty and license revenues reflect fees paid to us by third parties for the use of our proprietary technology. For the three months ended March 31, 2002, product sales, collaborative research revenues and royalty and licensing revenues equaled 80%, 17% and 3%, respectively, of our total revenues of $33.8 million.

Product Sales

      Historically, our primary source of revenue has been the sale of clinical diagnostic products in the United States. Our primary clinical diagnostic products include our PACE 2, AccuProbe and Amplified Direct Test product lines. We currently manufacture and ship approximately 20 million tests per year for the diagnosis of a wide variety of infectious microorganisms, including those causing sexually transmitted diseases, or STDs, tuberculosis, strep throat, pneumonia and fungal infections. The principal customers for our clinical diagnostics products include large reference laboratories, public health laboratories and hospitals located in North America, Europe and Japan. Sales of our PACE family of assays accounted for approximately 51% of our total revenues for the three months ended March 31, 2002 and 57% of our total revenues in 2001.

      We also recognize product sales from the manufacture and shipment of tests for screening donated blood through our collaboration with Chiron to blood bank facilities located in the countries where our products have obtained governmental approvals. In February 2002, the Food and Drug Administration, or FDA, approved our Biologics License Application, or BLA, for our assay used to screen donated blood for human immunodeficiency virus (type 1), or HIV-1, and hepatitis C virus, or HCV. Outside the United States, the HIV-1/ HCV assay has received approval in a number of countries, including France, Germany, Australia, Argentina, Spain, Singapore, Italy, Austria, Switzerland and New Zealand.

      Product sales also include the sales or rental revenue associated with the delivery of our proprietary integrated instrument platforms to customers for performing our NAT assays. We provide multiple instrument rental options to our customers depending on the types and volumes of products purchased. Instruments are manufactured by third-party contractors, but we generally provide technical support and instrument service to maintain these systems in the field. However, Chiron is responsible for placement and servicing of instruments used in connection with our blood screening business. Sales revenue associated with delivery of our instrument platforms accounted for approximately 3% of our product sales in the three months ended March 31, 2002 and 3% of our product sales in 2001. The costs associated with the instrument are charged to cost of goods sold on a straight-line basis over the estimated life of the instrument, which ranges from three to five years. The costs to maintain these systems in the field are charged to operations as incurred.

Collaborative Research Revenue

      We have developed a NAT assay to detect HIV-1 and HCV in donated human blood and have also developed a semi-automated instrument system to conduct the test. These assays and instruments are marketed through our collaboration with Chiron under the Procleix name. The HIV-1/ HCV assay and instrumentation have been used in clinical trials, under an Investigational New Drug application, or IND, since early 1999. In February 2002, the FDA approved the Procleix HIV-1/HCV Assay. Prior to FDA approval, Chiron provided tests to the American Red Cross, America’s Blood Centers, American Independent Blood Centers, the United States military and others for pooled blood sampling under the terms of the IND application. FDA approval of the Procleix HIV-1/HCV Assay will allow Chiron to implement commercial pricing for sales of the Procleix HIV-1/HCV Assay to U.S. customers, which we expect to result in a significant increase in the revenues we receive from such sales.

      We record net sales of assays to be used for blood screening at amounts equal to the sales of the HIV-1/ HCV assay by Chiron to third-parties, less instrument costs, instrument service costs and certain other adjustments specified in our agreement with Chiron, multiplied by our share of the net revenue, which is currently 43%. Our costs related to these products primarily include manufacturing costs and research and development expenses.

      Historically, we have recorded revenues related to use of our blood screening products in the United States and other countries in which the products have not received regulatory approval as collaborative research revenue because price restrictions applied to these products prior to FDA license approval in the United States and similar approval in foreign countries. As commercial pricing is implemented in the United States, we will begin to classify domestic sales of these products as product sales in our financial statements.

      Under our strategic alliance agreement we entered into with Chiron in June 1998, we have responsibility for research, development and manufacturing of the blood screening products while Chiron has responsibility for marketing, distribution and service of the blood screening products worldwide (subject to certain distribution rights of Chugai Diagnostics Science Co., Ltd. in Japan). We received a $10.0 million up-front license fee from Chiron in connection with the agreement in 1998 and an additional payment of $8.5 million upon achieving an agreed upon contract milestone in 1999. Additional payments of up to $16.5 million will be due to us in the future if we achieve certain other specified milestones relating to the development of the TIGRIS instrument. Our costs to develop and commercialize the blood screening assays and associated instrument products have been substantial and have had a significant impact on our operating results and financial position since 1998. We expect to commence beta evaluations of the TIGRIS instrument for clinical diagnostic and blood screening applications by the end of 2002 and to commence clinical trials by the end of 2003.

      On February 26, 2001, we commenced an arbitration proceeding against Chiron in connection with the blood screening collaboration. During the fourth quarter of 2001, we negotiated a resolution to most of the disputed items, and in January 2002, we received $6.9 million in partial settlement of the claims. During the first quarter of 2002, we recognized $2.4 million of other income upon receipt of payment from Chiron related to the agreed matters, $3.9 million of deferred revenues for advance payments for product to be delivered and $0.6 million for other receivables. The parties continue to negotiate an additional item that is not expected to have a material financial statement impact on us upon final settlement. The arbitration proceedings did not result in any disruption in service to our blood screening customers. We are confident that any future disputes that arise between the companies will be resolved equitably through the dispute resolution procedures contained in the collaboration agreement.

      In 1996, we were awarded a $7.7 million contract by the National Heart, Lung and Blood Institute, a part of the NIH, to develop NAT assays for screening donor blood for HIV-1 and HCV. Effective January 1998, the contract was modified with the addition of $0.6 million for the development of a semi-automated system for the detection of HIV-1/ HCV in pooled plasma. Effective September 1998, the contract was further modified with the addition of $4.3 million for the development of HIV-2 and hepatitis B virus, or HBV, tests. All payments due to us under this reimbursement contract have been received and were recorded as collaborative research revenues as reimbursable costs were incurred.

      In January 2000, we began work on a three-year $13.4 million cost sharing contract with the NIH to modify the HIV-1/ HCV assay to incorporate HBV detection capability and make it simpler for organ donation centers to test the blood of organ donors. The NIH will reimburse us $7.6 million of this cost, and we and Chiron will share equally the remaining costs to complete the project. Through March 31, 2002, the NIH had reimbursed us $4.7 million of this cost. We record collaborative research revenues under the reimbursement contract as reimbursable costs are incurred.

      In 1998, following the execution of our agreement with Chiron, Chiron assigned the clinical diagnostic portion of the agreement to Bayer. Under the terms of our collaboration with Bayer, we will develop, manufacture and market NAT assays for viral targets and cancer markers in the clinical diagnostic market with Bayer. We record product sales of the assays to Bayer for use in clinical diagnostic applications at agreed upon transfer prices upon shipment to Bayer.

      We recognize collaborative research revenue over the term of the agreement as reimbursable costs are incurred. The costs associated with the reported collaborative research revenue are reflected in the statements of operations under the captions “Research and development,” “Marketing and sales” and “General and administrative” based on the nature of the costs. Costs incurred related to the collaborative research revenue often exceed the amounts billable according to the terms of the agreements.

Royalty and License Revenue

      We recognize non-refundable up-front license fees over the performance period of the agreement or at the time that we have satisfied all substantive performance obligations. We also receive milestone payments for successful achievement of contractual development activities. Milestone payments are recognized as revenue upon achievement of the milestone only if there are no remaining substantive performance obligations and the amounts are non-refundable.

      In May 1997, we entered into collaborative research agreements with bioMérieux, Vitek, Inc., which created a worldwide relationship between bioMérieux and us. The collaboration involved research and development activities, as well as the transfer to bioMérieux, pursuant to separate distribution agreements with bioMérieux S.A., of product distribution rights in international markets, excluding Japan. As part of these agreements, we licensed our NAT technology to bioMérieux to jointly develop NAT assays and adapt and develop instrumentation during a five-year and ten-year term. In return, bioMérieux paid us $6.0 million of license and prepaid royalty fees in 1997 and an additional $6.0 million of license fees in 1998.

      In August 2000, we entered into amended agreements with bioMérieux, Inc. that transitioned the relationship from a collaborative arrangement to a royalty-bearing arrangement that covers semi-automated probe assays and advanced, fully-automated probe assays for the diagnosis of infectious diseases and detection of food pathogens. Under the terms of the amended agreements, bioMérieux will pay us royalty payments based on sales of products incorporating the licensed technology, subject to a minimum annual royalty payment, which began in January of this year with respect to the semi-automated probe assays and will begin in 2006 with respect to the fully automated probe assays, and a reduction in the royalties based on the amount of cumulative royalties that have been paid to us. In addition, we transferred to bioMérieux all information, trade secrets, procedures, methods, data and processes necessary for bioMérieux to assume development of the products that are the subject of the agreement in exchange for the prepaid royalties paid under the original agreement. Accordingly, we recognized $3.0 million in royalty fees related to this agreement in 2000. We currently are amortizing previously received license fees in an amount equal to $1.9 million annually through the period ending December 31, 2002.

Research and Development

      In recent years, we have increased our investment in research and development as part of our ongoing efforts to accelerate the development of new products and technologies, particularly our TIGRIS instrument and our HIV-1/ HCV assay for screening donated blood, which was approved by the FDA in February 2002. Our research and development expenses consist of expenses associated with the development of proprietary products and instrument platforms as well as expenses related to the co-development of new products and technologies in collaboration with our strategic partners. We expect our research and development expenses as a percentage of revenues to decrease in future periods.

      In connection with our research and development efforts, we have various license agreements with unrelated parties, which provide us with rights to develop and market products using certain technology and patent rights maintained by the parties. Terms of the various license agreements require us to pay royalties ranging from 1% to 5% of future sales on products using the technology. These agreements generally provide for a term that commences upon execution of the agreement and continues until expiration of the last patent related to the technology.

Critical Accounting Policies and Estimates

      Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, the collectibility of accounts receivable, valuation of inventories, long-lived assets including patent costs and capitalized software and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

      We believe the following critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements (see Note 1 to our financial statements on page F-7).

Revenue Recognition

      We recognize revenue from product sales when the product is shipped and title and risk of loss has passed and when collection of the resulting receivable is reasonably assured. We record revenue from product sales on our blood screening products shipped to countries where regulatory approval has been received based on a contracted transfer price with our third-party collaboration partner, Chiron. Blood screening product sales are then adjusted monthly upon payment by Chiron to us of amounts reflecting our ultimate share of net revenue from sales by Chiron to the end user less the transfer price revenues previously paid.

      Historically, we have recorded revenues related to use of our blood screening products in the United States and other countries in which the products have not received regulatory approval as collaborative research revenue because price restrictions applied to these products prior to FDA license approval in the United States and similar approval in foreign countries. As commercial pricing is implemented in the United States, we will begin to classify domestic sales of these products as product sales in our financial statements.

      Product sales also include the sales or rental revenue associated with the delivery of our proprietary integrated instrument platforms performing our NAT assays. Historically, we have provided our instrumentation to laboratories and hospitals without requiring them to purchase the equipment or enter into an equipment lease. Instead, we recover the cost of providing the instrumentation in the amounts we charge for our diagnostic assays. We recently have begun to implement multi-year sales contracts that have an equipment factor set forth in them. The costs associated with the instrument are charged to costs of goods sold on a straight-line basis over the estimated life of the instrument, which ranges from three to five years. The costs to maintain these systems in the field are charged to operations as incurred.

      We also recognize collaborative research revenue over the term of various collaboration agreements as negotiated monthly contractual payments are earned or we incur reimbursable costs related to the agreement. Non-refundable license fees are recognized over the related performance period or at the time that we have satisfied all performance obligations related to the agreement. Milestone payments related to a particular milestone are recognized as revenue upon the achievement of specified milestones when (1) we have earned the milestone payment, (2) the milestone is substantive in nature and the achievement of the milestone was not reasonably assured at the inception of the agreement and (3) the fees are non-refundable. Any amounts received prior to satisfying our revenue recognition criteria are recorded as deferred revenue in our balance sheet.

      We recognize royalty revenue related to the manufacture, sale or use of our products or technologies under license agreements with third parties. For those arrangements where royalties are reasonably estimable, we recognize revenue based on estimates of royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following period. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, we recognize revenue upon receipt of royalty statements from the licensee.

Collectibility of Accounts Receivable

      We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Credit losses historically have been minimal and within management’s expectations. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required.

Valuation of Inventories

      We record valuation adjustments to our inventory balances for estimated excess and obsolete inventory equal to the difference between the cost of such inventory and the estimated market value based upon assumptions about future product demand and the shelf-life and expiration dates for finished goods and materials used in the manufacturing process. We operate in an environment that is regulated by the FDA and other governmental agencies that may place restrictions on our ability to sell our products into the marketplace if certain compliance requirements are not met. We have made assumptions that are reflected in arriving at our net inventory value based on the information currently available to us. If future product demand, regulatory constraints or other market conditions are less favorable than those projected by management, additional inventory valuation reserves may be required.

Patent Costs

      We capitalize the costs incurred to file patent applications. We amortize these costs over the lesser of the remaining useful life of the related technology or eight years. At March 31, 2002, capitalized patent costs totaled approximately $3.1 million, net of accumulated amortization. We expense all costs related to abandoned patent applications. Historically, our expense related to abandoned patent costs has not been material but, if we elect to abandon any of our currently issued or unissued patents, the related expense could be material to our operations in the period of abandonment.

Capitalized Software Costs

      We capitalize costs incurred in the development of computer software related to products under development after establishment of technological feasibility. These capitalized costs are recorded at the lower of unamortized cost or net realizable value and will be amortized over the estimated life of the related product beginning when the product is available for sale. At March 31, 2002, capitalized software development costs related to our TIGRIS instrument totaled $20.5 million. We expect to commence beta evaluations of this instrument by the end of 2002 and to commence clinical trials by the end of 2003. If we are not able to successfully deliver this instrument to the marketplace and attain customer acceptance, the asset could be impaired and an adjustment to the carrying value of this asset would be considered by management at that time.

Income Taxes

      We historically have been included in the consolidated federal and in various combined state income tax returns of Gen-Probe Holding Company, Inc. (formerly known as Chugai Pharma U.S.A., Inc.). Pursuant to a tax sharing agreement with Gen-Probe Holding Company, we generally have been allocated an amount of the consolidated tax liability equal to the tax that would have been applicable if computed separately. At March 31, 2002, we had net deferred tax assets of $2.5 million that are more likely than not to be realized, and therefore, no valuation allowance is deemed necessary. The deferred tax assets relate to research and investment credits taken in our tax returns, timing differences arising from the recording of deferred revenue and certain reserves and accruals. These amounts are offset by capitalized costs expensed for tax purposes and other items. In the event that we were to determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to reduce the deferred tax asset would be made in the period such determination was made.

Results of Operations

      The following table sets forth the quarterly results of operations for each quarter within the two years ended December 31, 2001 and for the quarter ended March 31, 2002. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited financial statements. In the opinion of management, all necessary adjustments, consisting only of normal recurring accruals, have been included to fairly present the unaudited quarterly results when read in conjunction with our audited financial statements and related notes. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2000	2000	2000	2000	2001	2001	2001	2001	2002

Total Revenues	$29,141	$30,694	$29,886	$29,820	$31,077	$31,026	$34,542	$33,086	$33,783
Operating expenses:
Cost of product sales	8,133	9,158	8,070	8,741	9,631	9,209	9,588	10,055	11,449
Research and development	13,238	13,606	15,917	15,382	14,169	14,222	12,158	12,444	12,506
Marketing and sales	3,173	3,557	3,614	3,959	3,833	4,124	4,197	3,815	4,133
General and administrative	3,480	3,641	3,726	3,158	4,005	4,258	4,170	4,854	4,908
Amortization of intangible assets	237	237	237	237	237	237	237	237	84
Total operating expenses	28,261	30,199	31,564	31,477	31,875	32,050	30,350	31,405	33,080

Income (loss) from operations	880	495	(1,678)	(1,657)	(798)	(1,024)	4,192	1,681	703
Net income (loss)	624	732	(1,198)	(1,166)	(620)	(346)	4,111	1,472	3,084
Net income (loss) per share:
Basic and Diluted	$0.01	$0.01	$(0.02)	$(0.02)	$(0.01)	$(0.01)	$0.06	$0.02	$0.05

      The following table sets forth operating data as a percentage of total revenues:

				Three Months
				Ended
	Year Ended December 31,			March 31,

	1999	2000	2001	2001	2002

Total revenues	100%	100%	100%	100%	100%
Product sales	81%	84%	80%	86%	80%
Collaborative research revenue	10%	12%	16%	12%	17%
Royalty and license revenue	9%	4%	4%	2%	3%
Operating expenses:
Cost of product sales	26%	29%	30%	31%	34%
Research and development	41%	48%	41%	46%	37%
Marketing and sales	11%	12%	12%	12%	12%
General and administrative	11%	12%	13%	13%	15%
Amortization of intangible assets	2%	1%	1%	1%	0%

Total operating expenses	91%	102%	97%	103%	98%

Income (loss) from operations	9%	(2)%	3%	(3)%	2%
Other income (expenses), net	(0)%	(0)%	(0)%	(0)%	10%

Income (loss) before income taxes	9%	(2)%	3%	(3)%	12%
Income tax expense (benefit)	3%	(1)%	(1)%	(1)%	3%

Net income (loss)	6%	(1)%	4%	(2)%	9%

Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

      Product Sales. Product sales increased $0.3 million, or 0.9%, to $26.9 million in the three months ended March 31, 2002 from $26.6 million in the three months ended March 31, 2001. The increase was primarily a result of a $1.4 million increase in commercial sales of blood screening products outside the United States, which more than offset the $1.1 million decrease in sales of other diagnostic products.

      In February 2002, the FDA approved our HIV-1/HCV assay for screening donated human blood. We expect Chiron to implement commercial pricing for the sale of these products in the United States in the second quarter of 2002. At that time, revenues from the sale of these products will be classified as product sales in our financial statements. We currently record revenues related to use of our blood screening products in the United States and other countries in which the products have not received regulatory approval as collaborative research revenues.

      Although we do not expect testing volumes to change significantly as a result of FDA approval, we anticipate that we will realize increased net revenues from the sale of the approved blood screening product in the United States as compared to the revenues received prior to FDA approval as a result of the implementation of commercial pricing. However, under our collaboration agreement with Chiron, Chiron has responsibility for marketing, sales, distribution and service of the blood screening systems, which includes the assay and the related instrumentation. Accordingly, our revenues are dependent on Chiron’s success in establishing commercial pricing with its customers and the time that it will take to do so. Prior to the implementation of commercial pricing, we have received compensation for sales of the blood screening product from Chiron through monthly firm support commitment payments of approximately $1.5 million, provided that the number of tests we shipped fell within a range provided in agreements with Chiron and the blood screening customers. Prior to obtaining FDA approval of our blood screening products in February 2002, we recorded revenues related to the use of our blood screening products in the United States as collaborative research revenue because price restrictions applied to these products. These price restrictions prohibited us from recovering all of our costs in developing and manufacturing the blood screening products. Prior to obtaining FDA approval, we were permitted to sell our blood screening products to blood screening centers pursuant to the terms of our IND application. Under the agreements with the blood screening centers, we were partially reimbursed for our costs for product development, materials, service and support.

      Upon implementation of commercial pricing, we will record revenue that we derive from our relationship with Chiron at an agreed upon transfer price when the product is shipped and title and risk of loss has passed and when collection of the resulting receivable is reasonably assured. We will record additional revenue on these sales based on our ultimate share of the net revenue from sales to end users of the blood screening products as Chiron reports these sales to us and makes payments to us with respect to our share of the net revenue. Our recording of net revenue from shipments of blood screening assays could be negatively affected during the second and third quarters of 2002. As we transition from firm support commitment payments to commercial pricing, our revenues per month will initially decline because the amounts we will record for the transfer price when products are shipped is less than the firm support commitment payment we received for shipment of the same number of blood screening products prior to commercial pricing. We expect that our revenues from sales of blood screening products will begin to exceed the amounts we received through firm support commitment payments when Chiron begins making payments to us to reflect our ultimate share of the net revenue from sales to the end users of the blood screening products.

      We expect competitive pressures related to our STD and blood screening products to continue into the foreseeable future, primarily as the result of the introduction of competing products into the market and continuing pricing pressure, particularly with our STD products.

      Collaborative Research Revenue. Collaborative research revenue increased $2.2 million, or 60.6%, to $5.9 million in the three months ended March 31, 2002 from $3.7 million in the three months ended March 31, 2001. The increase was the result of $1.4 million in increased revenues from shipments of our blood screening products for use in the United States due to an increase in monthly firm support commitment payments under the applicable agreements. In addition, contract revenues from the NIH for the organ donor program increased by $0.8 million.

      Collaborative research revenue tends to fluctuate based on the amount of research services performed, the status of projects under collaboration and the achievement of milestones. Due to the nature of our collaborative research revenues, results in any one period are not necessarily indicative of results to be achieved in the future. Our ability to generate additional collaborative research revenues may depend, in part, on our ability to initiate and maintain relationships with potential and current collaborative partners. There can be no assurance that such relationships will be established or that current collaborative research revenue will not decline.

      Chiron amended its agreements for supplying our blood screening products to United States blood banks, effective in the second quarter of 2001, which resulted in increases in the payments received from our collaboration with Chiron in the latter part of the second quarter and the third quarter of 2001.

      Royalty and License Revenue. Royalty and license revenue increased $0.2 million, or 30.2%, to $1.0 million in the three months ended March 31, 2002 from $0.8 million in the three months ended March 31, 2001. The increase was the result of the recognition in March 2002 of $0.2 million in royalties from Chugai Diagnostics Science for the licensing of rights to certain patented technology.

      Royalty and license revenue may fluctuate based on the nature of the related agreements and the timing of receipt of license fees. Results in any one period are not necessarily indicative of results to be achieved in the future. In addition, our ability to generate additional royalty and license revenues may depend, in part, on our ability to market and capitalize on our technologies. There can be no assurance that we will be able to do so or that future royalty and license revenue will not decline.

      Cost of Product Sales. Cost of product sales increased $1.8 million to $11.4 million, or 42.6% of product sales revenues, in the three months ended March 31, 2002 from $9.6 million, or 36.1% of product sales revenues, in the three months ended March 31, 2001. The increase in cost of sales was primarily attributable to the recording of a greater portion of the costs associated with the operation of our blood screening manufacturing facility to cost of product sales in the three months ended March 31, 2002 compared to the three months ended March 31, 2001. The $2.9 million net increase in costs included in cost of product sales was offset by lower manufacturing overhead costs and lower levels of manufacturing scrap in the three months ended March 31, 2002. The resulting gross profit margin on product sales decreased to 57.4% in the three months ended March 31, 2002 from 63.9% for the three months ended March 31, 2001.

      In 1999, we completed the leasehold improvements on a manufacturing facility designed primarily for the manufacture of our blood screening products. This facility contains advanced equipment, technology and controls that are intended to enable us to meet stringent FDA regulations applicable to blood screening products. This facility has operated well below capacity and will continue to operate below capacity for the foreseeable future. This excess capacity, as well as excess capacity at our manufacturing facility at our headquarters, provides us with significant opportunities to expand the manufacturing of both our own products and potentially the products of other companies on a contract basis. The costs related to the operation of our blood screening manufacturing facility, together with other manufacturing costs for the production of assays that were delivered under the terms of our IND application prior to the FDA approval of our blood screening products have been classified as research and development expenses to the extent they have exceeded the related revenue included in product sales, which has historically included only revenues derived from sales outside the United States. Amounts included in research and development related to such costs were approximately $1.6 million and $4.5 million, respectively, for the three months ended March 31, 2002 and March 31, 2001 and approximately $13.2 million and $12.8 million, respectively, in 2001 and 2000. Following the implementation of commercial pricing for our blood screening products in the United States, we will classify these costs as costs of product sales rather than research and development expenses. As a result, we expect that our blood screening products will realize lower gross profit margin rates than our clinical diagnostic products during the early stages of commercialization and for the foreseeable future, as relatively high fixed costs for producing these products in the specialized manufacturing facility are absorbed over the expected sales volume for blood screening products. After that time, we expect the gross margin rates on our blood screening products to continue to be lower than those on our clinical diagnostic products. However, because Chiron bears responsibility for marketing and sales of these products, the marketing, sales and distribution expenses we incur associated with our blood screening products are significantly lower than for our clinical diagnostic products. We also anticipate that requirements for individual donor testing, if and when implemented, may result in lower gross margin rates. We are not able to accurately predict the extent to which our gross margin percentages may be negatively affected as a result of individual donor testing because we do not know the ultimate selling price that Chiron would charge to the end user if individual donor testing were implemented.

      Gross profit margin percentages may fluctuate significantly in future periods based on changes in production volumes, competitive pricing pressures, allowances for scrap or obsolete materials, additional costs related to initial production quantities of new products after achieving FDA approval and contractual adjustments, such as instrument costs, instrument service cost and certain other adjustments made by Chiron to arrive at the net sales value of blood screening products.

      Research and Development. Research and development expenses decreased $1.7 million to $12.5 million, or 37.0% of total revenues, in the three months ended March 31, 2002 from $14.2 million, or 45.6% of total revenues, in the three months ended March 31, 2001. The decrease was primarily the result of a $2.9 million decrease in manufacturing costs for blood screening assays, offset by a $0.4 million increase in personnel costs and $0.8 million of higher spending for other research and development costs. Manufacturing costs for blood screening assays included in research and development were approximately $1.6 million and $4.5 million, respectively, during the three months ended March 31, 2002 and 2001.

      Marketing and Sales. Marketing and sales expenses increased $0.3 million to $4.1 million, or 12.2% of total revenues, in the three months ended March 31, 2002 from $3.8 million, or 12.3% of total revenues, in the three months ended March 31, 2001. The increase was primarily related to a $0.5 increase in personnel costs in our marketing and sales force to support anticipated increases in sales for our clinical diagnostic products, partially offset by a $0.2 million decrease in other marketing and sales expenses.

      General and Administrative. General and administrative expenses increased $0.9 million to $4.9 million, or 14.5% of total revenues, in the three months ended March 31, 2002 from $4.0 million, or

12.9% of total revenues, in the three months ended March 31, 2001. The increase was the result of a $0.3 million increase in spending for patent litigation and other professional fees, a $0.3 million increase in salaries and benefits resulting from higher staffing levels and a $0.3 million increase in other general and administrative expenses.

      Amortization of Intangible Assets. Amortization of intangible assets decreased $0.1 million to $0.1 million in the three months ended March 31, 2002 from $0.2 million in the three months ended March 31, 2001. The amortization is associated with Gen-Probe Holding Company’s purchase of Gen-Probe in 1989. The amount amortized each period has decreased as a result of our implementation of SFAS 141 as discussed below.

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Statement, or SFAS, No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually, or more frequently under certain conditions, for impairment. We adopted SFAS No. 142 effective January 1, 2002 and are required to reassess the intangible assets, including goodwill, previously recorded in connection with previous purchase acquisitions. In 2002, we stopped amortizing goodwill, which will reduce our annual amortization expenses and, therefore, increase our operating income by approximately $0.6 million per year.

      Total Other Expenses, Net. Other expenses primarily consist of investment and interest income offset by interest expense on borrowing and other items. The net other income of $3.5 million for the three months ended March 31, 2002 is a $3.6 million improvement over the net expense of $0.1 million for the three months ended March 31, 2001. The increase in net other income for the three months ended March 31, 2002 is due to the receipt in cash and recognition of income from settlements of outstanding contractual issues with Chiron for $2.4 million and from a former vendor in the amount of $1.2 million.

      Income Tax Expense (Benefit). The expense for income taxes amounted to $1.1 million for the three months ended March 31, 2002 compared to a $0.3 million benefit for the three months ended March 31, 2001. This tax expense increase was attributable to the pre-tax profit of $4.2 million for the three months ended March 31, 2002 compared to the $0.9 million pre-tax loss for the three months ended March 31, 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Product Sales. Product sales increased $4.0 million, or 4.1%, to $104.2 million in 2001 from $100.2 million in 2000. The increase was primarily a result of a $3.4 million increase in sales of blood screening products outside the United States and an $0.6 million increase in sales of other diagnostic products.

      Prior to receiving regulatory approval, we recorded all revenues related to use of our blood screening products in the United States as collaborative research revenue. In February 2002, the FDA approved our blood screening assays for use in the United States. Chiron is in the process of implementing commercial pricing for these products. As commercial pricing is implemented in the United States, we will begin to classify domestic sales of these products as product sales in our financial statements.

      Collaborative Research Revenue. Collaborative research revenue increased $6.4 million, or 46.8%, to $20.2 million in 2001 from $13.8 million in 2000. The increase was the result of $3.8 million in increased contract revenues from the NIH for the organ donor program and a $3.6 million increase in revenues from shipments of our blood screening products for use in the United States as a result of an increase in monthly firm support commitments related to such products. Partially offsetting this increase was a decrease of $1.0 million in revenues from bioMérieux due to the transition of our relationship from a collaborative to a royalty-bearing relationship.

      Royalty and License Revenue. Royalty and license revenue decreased $0.3 million, or 5.7%, to $5.3 million in 2001 from $5.6 million in 2000. The decrease was the result of the recognition in 2000 of $3.0 million in royalties from bioMérieux not realized in 2001. This was offset by the recognition in 2001 of $2.0 million in license fees from Chugai Diagnostics Science for the licensing of rights to certain patented technology, and $0.4 million in increased license fees from bioMérieux.

      Cost of Product Sales. Cost of product sales increased $4.4 million to $38.5 million, or 36.9% of product sales revenues, in 2001 from $34.1 million, or 34.0% of product sales revenues, in 2000. The increase in cost of product sales was primarily attributable to the higher overall sales volume, while the increase as a percentage of product sales was primarily attributable to increases in manufacturing support functions, including quality assurance and quality control. The resulting gross profit margin on product sales decreased to 63.1% in 2001 from 66.0% in 2000.

      Research and Development. Research and development expenses decreased $5.1 million to $53.0 million, or 40.8% of total revenues, in 2001 from $58.1 million, or 48.6% of total revenues, in 2000. The decrease was primarily the result of a $1.8 million decrease in material costs used in research and a $1.3 million decrease in blood screening material validation costs attributable primarily to a reduction in spending on development of our HIV-1/ HCV assay for screening donated blood after our submission to the FDA of our BLA in the first quarter of 2001, as well as a $1.1 million decrease in spending for pre-clinical and clinical trial costs and a $1.9 million decrease in other research costs. These decreases were offset by a $1.0 million increase in laboratory supply costs. Manufacturing costs for blood screening assays included in research and development were approximately $13.2 million and $12.8 million, respectively, in 2001 and 2000.

      Marketing and Sales. Marketing and sales expenses increased $1.7 million to $16.0 million, or 12.3% of total revenues, in 2001 from $14.3 million, or 12.0% of total revenues, in 2000. The increase was primarily related to a $1.4 million increase in personnel costs in our marketing and sales force to support anticipated increases in sales for our clinical diagnostic products and a $0.4 million increase in related marketing and promotional costs.

      General and Administrative. General and administrative expenses increased $3.3 million to $17.3 million, or 13.3% of total revenues, in 2001 from $14.0 million, or 11.7% of total revenues, in 2000. The increase was the result of a $1.4 million increase in spending for patent litigation and other professional fees, a $1.0 million increase in salaries and benefits resulting from higher staffing levels, a $0.4 million increase in bad debt expense and a $0.5 million increase in other general and administrative expenses.

      Amortization of Intangible Assets. Amortization of intangible assets was unchanged from 2000 to 2001.

      Total Other Expenses, Net. Other expenses primarily consist of investment and interest income offset by interest expense on borrowing and other items. The net expense increased $0.4 million to $0.5 million in 2001 from $0.1 million in 2000. This increase in net expense was primarily related to a $0.5 million decrease in interest and investment income due primarily to lower 2001 interest rates on cash balances.

      Income Tax Expense (Benefit). The benefit for income taxes amounted to $1.1 million in 2001 on income before taxes of $3.5 million compared to $1.1 million in 2000 on a loss before taxes of $2.1 million. The tax benefit of $1.1 million in 2001 reflects an increased level of federal and state tax credits for research and development in 2001 and the effect of revisions made to increase our 2000 estimate for research and development tax credits.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Product Sales. Product sales increased $4.6 million, or 4.8%, to $100.2 million in 2000 from $95.6 in 1999. The increase was the result of a $2.3 million increase in sales of our clinical diagnostic products, a $1.8 million increase in sales of instrumentation for performing our NAT assays and a $0.5 million increase in sales of blood screening products outside the United States.

      Collaborative Research Revenue. Collaborative research revenue increased $2.4 million, or 21.1%, to $13.8 million in 2000 from $11.4 million in 1999. The increase was primarily a result of $6.2 million in higher revenues earned for blood screening products delivered for pooled blood testing under the terms of our IND application and $0.6 million in increased contract revenues from Chiron. Partially offsetting this increase was a decrease of $4.7 million in revenues from the NIH for the development of the HBV blood screening assay.

      Royalty and License Revenue. Royalty and license revenue decreased $5.0 million, or 47.0%, to $5.6 million in 2000 from $10.6 million in 1999. The decrease was primarily a result of recognition of revenue in 1999 of $8.5 million in license fees received from Chiron as part of the technology access fee revenue for rights granted to two of our technologies, Transcription-Mediated Amplification, or TMA, and Hybridization Protection Assay, or HPA. The $8.5 million was received and recognized as revenue due to validation being achieved for our direct tube sampling, or DTS, instrument platform to be used in testing in blood screening laboratories. Partially offsetting this decrease was the recognition of income in 2000 of $3.0 million in royalties from bioMérieux.

      Cost of Product Sales. Cost of product sales increased $3.6 million to $34.1 million, or 34.0% of product sales revenues, in 2000 from $30.5 million, or 31.9% of product sales revenues, in 1999. The increase in cost of sales was primarily attributable to the higher overall sales volume and increases in manufacturing support functions.

      Research and Development. Research and development expenses increased $10.3 million to $58.1 million, or 48.6% of total revenues, in 2000 from $47.8 million, or 40.6% of total revenues, in 1999. The increase was primarily the result of a $8.4 million increase in blood screening development costs and a $2.7 million increase in spending for clinical trials and other professional fees, partially offset by a decrease in other research and development costs of approximately $0.8 million. Manufacturing costs for blood screening assays included in research and development were approximately $12.8 million and $4.4 million, respectively, in 2000 and 1999.

      Marketing and Sales. Marketing and sales expenses increased $1.4 million to $14.3 million, or 12.0% of total revenues, in 2000 from $12.9 million, or 11.0% of total revenues, in 1999. The increase was primarily related to a $0.9 million increase in personnel costs in our marketing and sales force to (1) support anticipated increases in sales for our clinical diagnostic, (2) maintain higher levels of technical support to customers, (3) improve marketing of our products and (4) expand marketing support for our blood screening products. Additionally, there was a $0.2 million increase in related travel and entertainment costs.

      General and Administrative. General and administrative expenses increased $0.9 million to $14.0 million, or 11.7% of total revenues, in 2000 from $13.1 million, or 11.1% of total revenues, in 1999. The increase was primarily related to a $1.4 million increase in salaries and benefits resulting from higher staffing levels, partially offset by a $0.4 million decrease in patent litigation costs and other professional fees.

      Amortization of Intangible Assets. Amortization of intangible assets decreased $2.0 million to $0.9 million in 2000 from $2.9 million in 1999. The decrease was associated with Gen-Probe Holding Company’s purchase of Gen-Probe in 1989, as some of the acquisition costs became fully amortized.

      Total Other Expenses, Net. Other expenses primarily consist of investment and interest income offset by interest expense on borrowing and other items. The net expense amount decreased $0.4 million, or 73.3%, to $0.1 million in 2000 from $0.5 million in 1999. This decrease in the net expense was primarily related to a $0.5 million increase in interest and investment income due primarily to higher earnings rates.

      Income Tax Expense (Benefit). The benefit for income taxes amounted to $1.1 million in 2000 versus a tax expense of $3.2 million in 1999. This tax benefit increase was attributable to the pre-tax loss of $2.1 million for 2000 compared to the $9.9 million pre-tax profit for 1999.

Liquidity and Capital Resources

      Historically, we have financed our operations through revenues from operations, cash received from collaborative research agreements, royalty and license fees and the private placement of debt. At March 31, 2002, we had $18.7 million of cash and cash equivalents.

      For the three months ended March 31, 2002, net cash provided by operating activities was $4.0 million compared to $2.1 million for the three months ended March 31, 2001. For the three months ended March 31, 2002, net cash from operating activities of $4.0 million was the result of net income of $3.1 million plus depreciation and amortization expenses of $4.3 million, partially offset by $2.2 million use of cash for salaries and benefits, $1.7 million for increased inventory levels and $0.5 million in cash from changes in other assets and liabilities.

      For the year ended December 31, 2001, net cash provided by operating activities was $22.2 million compared to $3.3 million for the year ended December 31, 2000. For the twelve months ended December 31, 2001, net cash from operating activities of $22.2 million was the result of net income of $4.6 million plus depreciation and amortization expenses of $17.0 million and a net $0.6 million increase in cash from changes in other assets and liabilities. For the year ended December 31, 2000, net cash from operating activities of $3.3 million was the result of a net loss of $1.0 million, a $4.8 million use of cash for increased inventory levels and a $5.2 million use of cash for an increase in accounts receivables. These amounts are offset by depreciation and amortization expenses of $17.4 million and a net $3.2 million use of cash from changes in other assets and liabilities.

      We recorded $10.7 million for the purchase of capital equipment in the year ended December 31, 2001 and $1.7 million in the three months ended March 31, 2002. These amounts are comparable to the $11.0 million incurred in the year ended December 31, 2000 and the $1.3 million incurred in the three months ended March 31, 2001. Our expenditures for capital additions vary based on the stage of certain development projects and may increase in the future related to the timing of development of new product opportunities and to support expansion of our facilities in connection with those opportunities. We anticipate that approximately $10 million will be incurred for capital additions during the full year 2002, primarily for research and development activities. However, the average age of our property, plant and equipment is approximately three to four years, which gives us flexibility in planning capital expenditures.

      We have outstanding $12.0 million of notes payable to a bank and an insurance company with an original issue amount of $14.0 million in May of 1997. These notes relate to the financing of our headquarters building in San Diego, California. We estimate the current value of our headquarters building to be substantially greater than the principal amount of the notes payable. The notes bear interest at 7.68%, payable semi-annually. Principal in the amount of $2.0 million is due on May 1 of each year from 2002 through 2007. The notes include certain financial and restrictive covenants and are guaranteed by Chugai Pharmaceutical. At December 31, 2001 and March 31, 2002, we were in compliance with all covenants.

      We have a secured bank line of credit agreement with Wells Fargo Bank, N.A., which expires in July 2002, under which we may borrow up to $10.0 million, subject to a “borrowing base formula,” at the bank’s prime rate, or at LIBOR plus 1.25%. The line of credit is secured by our assets with the exception of real property. We have not taken advances against the line of credit since inception. The line of credit agreement requires us to comply with various financial and restrictive covenants. Financial covenants include requirements as to tangible net worth, liabilities as a percentage of tangible net worth, the ratio of current assets to current liabilities, required minimum levels of earnings before interest, taxes, depreciation and amortization, the ratio of funded debt to earnings before interest, taxes, depreciation and amortization, and maximum levels of pre-tax and after tax losses. At December 31, 2001 and March 31, 2002, we were in compliance with all covenants. We have begun discussions with the lender to extend the term of this facility and to revise its terms to permit us to draw down up to $5 million in the form of a stand-by letter of credit.

      On December 10, 2001, Chugai Pharmaceutical announced its intention to distribute all of the shares of our common stock that it holds to its shareholders. Following the distribution, we will become independent from Chugai. The distribution is subject to the approval by the Chugai shareholders and other Japanese authorities and is anticipated to occur in the third calendar quarter of 2002.

      In March 2002, Gen-Probe Holding Company, Inc., our direct parent company, commenced a reorganization that will result in our becoming a wholly owned subsidiary of Chugai Pharmaceutical. To date, the reorganization has involved the sale or transfer by Gen-Probe Holding Company of certain assets, including its ownership interest in Chugai Pharma USA, LLC, the successor to our former sister company Chugai Biopharmaceuticals, Inc., to other Chugai Pharmaceutical subsidiaries. Prior to the distribution, Gen-Probe Holding Company will merge into us. At the time of the merger, Gen-Probe Holding Company will hold $75 million of cash and 37 acres of land, including the site of our headquarters facility, valued at approximately $30 million.

      In connection with the distribution, we expect to refinance the $10.0 million of notes payable with a new term loan from a bank. The terms of the notes payable require us to “make-whole” the note holders upon early repayment of the debt, based upon the prevailing interest rates. We anticipate that, in addition to repayment of the $10.0 million, we will incur a make-whole payment of approximately $1.0 million. This amount will be recorded as an extraordinary loss in our financial statements upon repayment of the notes. It is anticipated that the refinancing of the notes will occur in the third quarter of 2002. We have received a commitment letter from Wells Fargo Bank, N.A. to provide this financing, but if we do not successfully complete the refinancing on terms acceptable to us, our cash resources could be adversely affected.

Contractual Obligations and Commercial Commitments

      Our contractual obligations due to note holders and lessors for properties that we lease as well as other amounts due for purchase and capital commitments as of December 31, 2001 were as follows:

Contractual Obligations	Total	2002	2003	2004	2005	2006	Thereafter

	(Amounts in thousands)
Principal payments on long-term debt(1)	$12,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000
Operating leases(2)	4,814	860	848	779	810	730	787
Ground lease(3)	15,225	525	525	525	525	525	12,600

Total(4)(5)	$32,039	$3,385	$3,373	$3,304	$3,335	$3,255	$15,387

(1)	Principal payments under the long-term debt are due on May 1 of each year through May of 2007. In the event of early repayment of the debt, we will be required to pay a “make-whole” amount to the note holders. In connection with the distribution, we expect to refinance these notes payable with a new term loan that likely will require similar payouts of principal.

(2)	We lease facilities under operating leases as of December 31, 2001. Future minimum lease payments are included in the schedule.

(3)	We currently pay rent of $525,000 to our parent company Gen-Probe Holding Company, Inc. pursuant to a ground lease for the site of our headquarters facility. This lease will terminate upon the merger of Gen-Probe Holding Company into us.

(4)	Does not include amounts relating to our obligations under our collaboration with Chiron. With respect to our collaboration with Chiron, both parties have obligations to each other. We are obligated to manufacture and supply our blood screening assay to Chiron, and Chiron is obligated to purchase all of the quantities of this assay specified on a 90-day demand forecast, due 90 days prior to the date Chiron intends to take delivery, and certain quantities specified on a rolling 12-month forecast.

(5)	Does not reflect an obligation to pay amounts to Chugai Pharmaceutical pursuant to a tax sharing agreement upon our realization of certain deferred taxes. In connection with the merger of Gen-Probe

Holding Company into us, we will record approximately $3.2 million of deferred tax charges. These deferred taxes relate principally to financial statement depreciation in excess of that deducted for tax purposes and to research and development tax credits previously held by Chugai Pharma USA, LLC, the successor to our sister company Chugai Biopharmaceuticals, Inc., that are being carried forward and which may be realized in future periods depending on, among other factors, our having sufficient taxable income in the future periods. As such, we will establish a valuation reserve until these deductions and credits are realized. As and to the extent the realization of these deferred taxes is assured, we will be required to pay an amount equal to the amount we realize to Chugai Pharma USA, LLC pursuant to the tax sharing agreement between us and Chugai Pharma USA, LLC. Because we may not know whether we will realize the deferred taxes until the closing of the tax years in which the deductions and credits are utilized, we may not be required to make such payments, if any become due, for some time.

      In connection with the joint development of the HIV-1/HCV assay, and as a condition for Chiron’s agreement to pay for most of the clinical trial costs related to approval of that assay, we agreed to pay the costs related to the clinical trial for the next joint development project with Chiron. Our obligation is limited to the cost incurred for the previous joint clinical trial, which amount has not been agreed between the parties. This amount is not currently determinable but will be material to our financial condition and results of operations.

      Our primary short-term needs for capital, which are subject to change, are for continued research and development of new products, costs related to commercialization of the blood screening products and development of our automated instrumentation solution, TIGRIS. Certain research and development costs are funded under collaboration agreements with partners or agencies of the United States government. We anticipate additional funds from these sources as reimbursable costs are incurred but there can be no assurance that these funds will materialize or that these relationships will continue.

      We believe that our available cash balances, including the $75 million we will receive in the reorganization transaction described above, anticipated cash flows from operations and available line of credit will be sufficient to satisfy our operating needs for at least the next twelve months. However, we operate in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures. Accordingly, there can be no assurance that we may not be required to raise additional funds through the sale of equity or debt securities or from additional credit facilities. Additional capital, if needed, may not be available on satisfactory terms, if at all. Furthermore, additional debt financing may contain more restrictive covenants than our existing debt.

Quantitative and Qualitative Disclosures about Market Risk

      Our only indebtedness as of March 31, 2002 is related to our fixed rate financing of our headquarters building. We believe that our exposure to market risk relating to interest rate risk is not material. We are exposed to foreign exchange risk for expenditures in certain foreign countries, but the total receivables and payables denominated in foreign currencies at March 31, 2002 were not material. We believe that our business operations are not exposed to market risk relating to commodity price risk or equity price risk.

BUSINESS

Overview

      We are a global leader in the development, manufacture and marketing of rapid, accurate and cost-effective nucleic acid probe-based products used for the clinical diagnosis of human diseases and for screening donated human blood. Founded in 1983, we pioneered the scientific and commercial development of nucleic acid testing, or NAT. By utilizing nucleic acid probes that specifically bind to nucleic acid sequences known to be unique to target organisms, NAT enables detection of microorganisms that are difficult or time-consuming to detect with traditional laboratory methods. To date, we have received FDA approvals for more than 40 products that detect a wide variety of infectious microorganisms. In February 2002, the FDA approved our Biologics License Application, or BLA, for our biochemical test, or assay, used to screen donated blood for human immunodeficiency virus (type 1), or HIV-1, and hepatitis C virus, or HCV. Our assay is the only FDA-approved NAT assay available for screening donated blood and is currently utilized to screen over 70% of the United States donated blood supply for HIV-1 and HCV.

      We generate revenues primarily from sales of clinical diagnostic and blood screening assays. Our clinical diagnostic products are marketed to laboratories and public health institutions in the United States and Canada through our direct sales force of 38 representatives. We have agreements with Bayer, bioMérieux and Chugai Diagnostics Science to market some of our clinical diagnostic products in various global markets. Our blood screening assay has been marketed globally by Chiron under our collaboration agreement to blood collection centers, such as the American Red Cross and America’s Blood Centers in the United States. In addition to product sales, we also generate revenues through research collaborations with government organizations and healthcare companies and through licenses of our patented NAT technologies.

      We have achieved a leading position in the industry because of our technologically advanced and reliable NAT assays and instruments and the capabilities of our sales force and technical support group. Our investment in research and development has enabled us to develop a portfolio of proprietary and patented technologies that we combine to create NAT products to meet our customers’ changing needs for rapid, accurate and cost-effective assays. We also have worked with outside vendors to develop a range of instrument systems for performing our assays. We are currently developing what we believe to be the world’s first fully automated NAT instrument system, known as TIGRIS. We believe TIGRIS will significantly reduce labor costs and contamination in high-volume diagnostic testing environments and enable large blood collection centers to individually test each donor’s blood. We intend to initiate clinical trials on the TIGRIS instrument by the end of 2003.

Current Market Opportunity

Overview

      The NAT market developed in response to a need for more rapid, sensitive and specific diagnostic tests for the detection of infectious microorganisms that cause diseases than were previously available using traditional laboratory procedures, such as culture and immunoassays. Culture methods require the growth of a microorganism in a medium and can take several days or longer to yield a definitive diagnostic result. By contrast, nucleic acid probes, which specifically bind to nucleic acid sequences that are known to be unique to the target organisms, can generally deliver a diagnostic result in just hours. For example, culture tests for Mycobacterium tuberculosis can take six to eight weeks for a diagnosis as compared to NAT, which takes only a few hours. The greater sensitivity of NAT allows for the detection of a lower concentration of the target organism, reducing the potential for “false negative” results and thus the number of undiagnosed individuals. For example, the greater sensitivity of amplified NAT allows for the rapid, direct detection of a target organism like Chlamydia trachomatis in urine, even when it is present in low concentrations. Without amplified NAT, more invasive methods of collection like cervical or urethral swabs must be used. The increased specificity of NAT helps clinicians distinguish between harmful and benign microorganisms, even when the organisms are closely related, which reduces the potential for “false positive” results and thus the number of people who are incorrectly diagnosed as having the disease.

      According to Front Line Strategic Consulting, Inc., the worldwide NAT market in 2001 for infectious diseases was approximately $1.5 billion. While NAT represents only a small portion of the estimated $21 billion worldwide market for human diagnostic products, it is the segment with the highest recent growth rate. Front Line reported that the NAT market grew at a compounded annual rate in excess of 30% during the three years beginning in 1998. Accordingly to Front Line, we currently hold approximately 10% of the NAT infectious disease market. We focus our business on market opportunities in two principal segments of the current NAT market, clinical diagnostics and blood screening. The clinical diagnostic market currently accounts for the substantial majority of our current NAT sales. According to Frost and Sullivan, we held 46% of the United States chlamydia and gonorrhea testing market and 72% of the United States tuberculosis testing market in 2001. We also are exploring opportunities to develop products to address emerging segments of the NAT market. The diagram below illustrates existing and emerging NAT markets with examples of product targets within each category.

The Product Categories in Which We Compete

      Clinical Diagnostics for the Detection of Non-Viral Microorganisms. NAT assays currently are used to detect the microorganisms causing various STDs, including chlamydia and gonorrhea as well as those causing various other infectious diseases, such as tuberculosis, Group A Streptococcus and Group B Streptococcus.

      Chlamydia, the common name for the condition of infection with the bacterium Chlamydia trachomatis, is the most prevalent bacterial sexually transmitted infection in the United States, with more than 3 million new cases in the United States each year according to the Centers for Disease Control and Prevention, or CDC. The clinical consequences of undiagnosed and untreated chlamydia infections include pelvic inflammatory disease, ectopic pregnancy and infertility. Gonorrhea, the disease caused by the bacterium Neisseria gonorrhoeae, is the second most frequently reported STD in the United States, according to the CDC. The CDC estimates that each year approximately 650,000 people in the United States are infected with gonorrhea. Untreated gonorrhea is also a major cause of pelvic inflammatory disease, which may lead to infertility or abnormal pregnancies. In addition, recent data suggests that gonorrhea facilitates HIV transmission. Chlamydia and gonorrhea infections frequently co-exist, complicating the clinical differential diagnosis. Because chlamydia and gonorrhea infections are often asymptomatic, screening programs are important in high-risk populations such as sexually active men and women between the ages of 14 and 24. Currently, most testing for chlamydia and gonorrhea occurs in the United States.

      Tuberculosis, or TB, the disease caused by the microorganism Mycobacterium tuberculosis, remains one of the deadliest diseases in the world. The World Health Organization estimates that each year more than 8 million new cases of tuberculosis occur worldwide and approximately 2 million people die from the disease. Group B Streptococcus, or GBS, represents a major infectious cause of illness and death in newborns in the United States and can cause epilepsy, cerebral palsy, visual impairment, permanent brain damage and retardation. Group A Streptococcus, or GAS, is the cause of “strep” throat, which if left untreated may cause serious complications such as rheumatic fever and rheumatic heart disease.

      Clinical Diagnostics for the Detection of Viral Microorganisms. NAT assays can be used to detect viral DNA or RNA in a patient sample. These tests can be qualitative, meaning that the tests simply provide a “yes-no” answer for the presence of the virus, or quantitative, meaning that the quantity of virus is determined in the patient sample. Quantitative tests are useful in monitoring the efficacy of treatments to reduce the amount of virus in circulation. NAT assays currently are used to detect viruses such as HIV, HCV and hepatitis B virus, or HBV.

      HIV is the virus responsible for acquired immune deficiency syndrome, or AIDS. In 2001, there were approximately 790,000 reported cases of AIDS in the United States, according to the CDC. Individuals with AIDS show progressive deterioration of their immune systems and become increasingly susceptible to various diseases, including many that rarely pose a threat to healthy individuals.

      Hepatitis C virus is a blood-borne pathogen posing one of the greatest health threats in developing countries. According to the National Women’s Health Resource Center, up to 85% of individuals infected with HCV develop chronic liver disease, which could lead to both cirrhosis and liver cancer. Approximately 170 million people are infected worldwide with HCV, according to the World Health Organization.

      The American Social Health Association estimates that 140,000 to 320,000 new HBV infections occur each year in the United States. Chronic HBV infection can lead to the development of severe, potentially fatal complications, such as cirrhosis of the liver.

      Blood Screening. We believe the field of blood screening is one of the fastest growing areas for NAT assays. Worldwide, approximately 75 million units of blood are donated annually. Before being used for transfusion, blood must be screened to ensure that it does not contain infectious agents. The most serious threat to recipients of donated blood is the presence of HIV, HCV or HBV. There is also growing concern over the presence of other viruses in the donated blood supply, including parvo B-19 and hepatitis A, or HAV. In the United States, blood collection centers have commenced NAT screening of donated blood by taking samples from individual units of blood and then combining these samples into pools of 16 or 24 samples. These pooled samples are then tested to determine whether HIV or HCV is present. If the presence of virus is detected, additional testing is then conducted to determine which sample in the pool contains the virus.

      Prior to the introduction of NAT for blood screening, blood collection centers used immunoassay and antigen blood screening techniques to determine the presence of blood-borne pathogens through the detection of virus-specific antibodies and viral antigens. These tests do not detect the virus itself, but instead detect antibodies formed by the body in response to the virus. Consequently, if the donor has not developed detectable antibodies as of the time of the donation, recipients of that blood may be unwittingly exposed to serious disease. In the case of HIV-1, antibodies are detectable in the blood approximately 22 days after infection. With HCV, the window between the time of infection and the detection of the antibodies is much longer, approximately 70 days or more. NAT technology can narrow both windows significantly through amplification and detection of the nucleic acid material of the viruses themselves rather than requiring the development of detectable levels of antibodies. According to the CDC, NAT will reduce the window period for HIV-1 detection from 22 days for tests relying on HIV-1 antibodies to 12 days. We believe that NAT reduces the window period for HCV detection from about 70 days for tests relying on HCV antibodies to approximately 10 to 14 days.

Industry Growth Trends

      Adoption of amplified screening technology. We believe that the market for clinical diagnostic products for the detection of non-viral microorganisms, particularly STDs, will expand due to the adoption of amplified screening technology. Target amplification is particularly advantageous when screening for the presence of a microorganism when the level of that microorganism in clinical samples might be insufficient to permit detection with other methods. While many potential carriers of STDs forego diagnosis due to the current invasive methods of testing, we believe amplified NAT technology, which facilitates non-invasive methods of sample collection such as obtaining urine samples, will expand screening of high-risk populations and asymptomatic individuals. We believe expansion of the screening of these populations will be accelerated by adoption of guidelines by the Health Plan Employer Data and Information Set, or HEDIS, an organization that provides information about, and recommendations to, managed health care organizations, that call for routine screening of certain populations, such as women between the ages of 15 and 25, to improve early detection and treatment of chlamydia.

      Advances in automated testing. We believe that the introduction of automated instrumentation, such as the TIGRIS system we are currently developing, will facilitate growth in both the clinical diagnostics and blood screening segments of the NAT market. It is becoming increasingly difficult for clinical laboratories to recruit and retain skilled laboratory technologists. Within the segment of NAT for STDs, we anticipate that demand will increase as the technology is applied to diagnose new target viral microorganisms, including human papillomavirus, which has been linked to cervical cancer, and herpes virus. The rate of market growth for testing additional STD-related microorganisms will depend heavily upon automation as well as continuing advances in testing methodologies that address the issues of specificity, sensitivity, contamination, ease of use, time to results and overall cost effectiveness.

      Additionally, we believe there will be significant demand for automation if blood collection centers begin the screening of individual blood donations rather than the testing of pooled samples, in an effort to further improve the safety of the nation’s blood supply. Individual screening currently is impractical without automated instrumentation because of the throughput limitations of current instruments. In addition, we believe automation will encourage adoption of additional blood screening tests, such as tests for HBV, parvo B-19 and HAV.

      Increased focus on safety of blood supply. We believe blood collection centers will continue to focus on improving the safety of donated blood by adopting the most advanced blood screening technologies available. To demonstrate this commitment to safety, we believe blood collection centers both in the United States and abroad will choose FDA-approved assays for screening donated blood over assays that have not received FDA approval. In addition, we believe that blood collection centers will seek to adopt individual donor testing, rather than the testing of pooled samples, as automated instrumentation technologies make such testing feasible.

      Growth in viral load testing. We expect increased monitoring of patients on anti-viral therapies to be a key factor in the growth of the market for NAT products. Anti-viral therapies are managed by periodic measurement of the level of the virus in a patient, known as the “viral load,” and the detection of viral sub-types when they are present. Monitoring the viral load can be used to determine when therapy is appropriate, to monitor therapy and to determine the optimal time for a change in therapy. The primary diseases that are the subject of viral load monitoring include HIV, HCV and HBV. Nucleic acid viral load tests for HIV have been widely adopted by clinical laboratories over the past five years, but we still expect significant market growth in the short-term because of the introduction of new therapies and increased testing worldwide. In addition, we expect significant increases in viral load testing for HCV in connection with the emergence of new anti-viral therapies for HCV. Numerous research programs exist today in anti-viral therapy, with novel anti-viral therapeutics in development that have the potential to produce corresponding diagnostic opportunities. As these therapies are developed, we expect a corresponding increase in demand for NAT products to monitor the effects of these products on the viral load.

      Development of emerging markets for NAT technology. We believe markets will continue to develop for new applications for NAT technology in both clinical and non-clinical fields. Among clinical fields, we believe NAT technology will be utilized in the areas of cancer diagnosis and pharmacogenomics. DNA probe diagnostics for hematological cancers already are growing steadily, but we believe that the greatest opportunity will be in the diagnosis, prognosis, high-risk screening and monitoring of solid tumors. New markers are being discovered at an ever-increasing rate, and we believe that once these markers have been clinically validated, there will be a large market for NAT-based cancer diagnostic products. We believe that NAT diagnostic assays will be used in the field of pharmacogenomics to screen patients prior to administering new drugs. The field of pharmacogenomics includes the study of the relationship between nucleic acid variations and an individual’s response to a particular drug. Many genetic variations are caused by a single mutation in nucleic acid sequence, a so-called “single nucleotide polymorphism,” or SNP. Individuals with a specific SNP in a drug metabolism gene may not respond to a drug or may have an adverse reaction to that drug because the body may not metabolize the drug in a normal fashion. We believe the emergence of pharmacogenomics and individually targeted therapeutics will create opportunities for diagnostic companies to develop tests to detect genetic variations that affect responses to drug therapies. Emerging non-clinical markets for NAT include food, beverage, bioterrorism and environmental testing. Today, these markets predominately use traditional methods for microbiological testing, such as culture. However, there is increasing demand for NAT technology to provide more rapid and efficient tests.

Our Competitive Strengths

      Our competitive strengths form the foundation for our business and position us to compete effectively within the NAT market.

Proprietary Core Technologies

      We believe that we have developed one of the broadest arrays of core NAT technologies in the industry. Our products incorporate these technologies, which, in combination, have significantly advanced NAT assays, making them more specific, more sensitive, easier to use and faster than products based on competing NAT technologies. For example, our proprietary Transcription-Mediated Amplification, or TMA, technology offers significant advantages over other available amplification methods, including Polymerase Chain Reaction, or PCR. We believe TMA technology allows our products to offer a higher degree of sensitivity, less risk of contamination and greater ease of use than our competitors’ amplification products. In the past, we have leveraged our core technologies to develop products that have achieved leading positions in new NAT markets, such as blood screening and tuberculosis testing. We plan to continue to use our core NAT technologies as a platform for the development of additional products addressing emerging segments of the NAT market.

Extensive Product and Intellectual Property Portfolio

      We believe that we are unique in offering our customers a broad portfolio of both non-amplified and amplified NAT assays, as well as multiple instrumentation platforms on which to perform our NAT assays. Our expertise in NAT products has enabled us to develop over 40 FDA-approved products for the detection of microorganisms causing infectious diseases. Our STD assays have become an industry standard, and in 2001 our product sales comprised 46% of the United States market for chlamydia and gonorrhea testing. In February 2002, we received FDA approval for our HIV-1/HCV assay used to screen donated human blood. In 2001, our HIV-1/HCV assay was used pursuant to Investigational New Drug, or IND, protocols to screen approximately 70% of the United States donated blood supply. Our NAT assays currently are performed on our proprietary luminometers and our semi-automated DTS instruments. Our products and technologies are covered by over 310 United States and foreign patents, and we proactively pursue an aggressive patent strategy designed to protect both existing products and new innovations.

Innovative New Product Research and Development

      We have pioneered the development of the NAT market beginning with our introduction of the first FDA approved probe-based assays in 1985. Our world-class research and development group, consisting of more than 150 employees, 60 of whom hold advanced degrees, has a track record of technological innovation. From our PACE family of products to our new, amplified APTIMA Combo 2 assay, which can detect both gonorrhea and chlamydia infections in urine samples from symptomatic or asymptomatic patients, our scientists have developed proprietary assays that have brought significant innovation to the market for NAT clinical diagnostics. To complement these new products, we have developed and continue to develop instrumentation technologies that enable our customers to increase throughput while improving accuracy in a cost-effective manner. We currently are developing what we believe to be the world’s first fully automated NAT instrument system, known as TIGRIS. Our current initiatives aimed at applying our core NAT technologies to viral diagnostic detection and blood screening are consistent with our philosophy of designing innovative new products to meet the existing needs of our customers as well as the emerging needs of new markets.

Brand Recognition

      We believe that we benefit from significant brand name recognition and customer loyalty among laboratories and physicians in the market for NAT assays. We believe our history of technological innovation, quality manufacturing, comprehensive sales capabilities and commitment to customer support has resulted in customer satisfaction and retention. We estimate that greater than 90% of our STD product sales during 2001 were to repeat customers. We believe that our brand name facilitates market acceptance of our new products, providing us with opportunities for growth. Our selection in 1998 by the American Red Cross as its sole source for NAT assays for blood screening is an example of our standing in the industry.

Sales and Technical Support Capabilities

      We believe that our direct sales force of 38 representatives and our 12-member technical support group comprise one of the most knowledgeable and effective sales and support organizations in the molecular diagnostics industry. Our sales representatives have an average of over 10 years of overall sales experience, with an average of 5 years focused on sales of NAT products. In 2001, our direct sales group was responsible for over 85% of our total product sales. We view our long-standing relationships with laboratory customers and the value-added services that our sales force and technical field specialist group offer, including technical product assistance, customer support and new product training, as central to our success in the United States clinical diagnostics market. We complement our sales force with leading international distributors and the direct sales organizations of our collaborative partners.

Regulatory, Clinical and Quality Assurance Experience

      Our products, design protocols and manufacturing processes are regulated by numerous third parties including the FDA, foreign governments, independent standards auditors and customers. Our team of over 100 regulatory, clinical and quality systems professionals has successfully led us through multiple quality and compliance audits. In addition, we have designed and built our two state-of-the-art manufacturing facilities to comply with the highest FDA and quality standards. We began production in our blood screening product manufacturing facility in 1999. This facility meets the strict standards set by the FDA’s Center for Biologics Evaluation and Research for the production of blood screening products. In addition, we have obtained ISO 9001 certification from the British Standards Institute. We believe our expertise in regulatory, clinical and quality assurance and our state-of-the-art manufacturing facilities enable us to efficiently and effectively design, manufacture and secure approval for new products and technologies, which meet the rigorous standards set by governing bodies and our customers.

Our Growth Strategy

      We have successfully created and maintained a leadership position in the NAT testing market. From this strong position, we plan to grow our business through the following strategies:

Establish Leadership Positions in New Markets by Leveraging Our Core Technologies

      We have had a successful track record in identifying new market opportunities and becoming the market leader in a number of NAT testing segments by providing innovative product solutions based on our proprietary technology base. In the past we have utilized our patented technology portfolio, innovation and market development expertise to establish leadership positions in a number of areas including chlamydia, gonorrhea and tuberculosis testing. Our ability to strategically identify and assume leadership roles in new markets was most recently evidenced by our entrance into the blood screening market. We have successfully developed the only FDA-approved NAT assay for HIV-1/HCV detection, which is currently used to screen approximately 70% of the United States donated blood supply. We are currently exploring opportunities and expect to develop new products for emerging NAT markets. We have developed our first cancer-related product, a TMA-based assay for the detection of chronic myelogenus leukemia. In the industrial market, we have developed a NAT assay for listeria, a food pathogen, that is used by the dairy industry in Europe, and a NAT assay for mycoplasma that is used by tissue culture facilities to detect for contamination of cell lines. We are also evaluating additional product opportunities in bioterrorism, pharmacogenomics, food and water testing.

Deliver Proprietary Automated and Fully Integrated Systems for NAT Assays

      We will continue to develop instruments that complement our established product lines in clinical diagnostics and blood screening. For example, we are developing the TIGRIS system, which we believe will be the world’s first fully automated NAT instrument system. The TIGRIS system should significantly reduce the time, labor costs, risk of contamination and complexity associated with performing NAT assays and blood screening. We believe that the increased utility of this platform will lead to significant advances in both the clinical diagnostics and blood screening markets. The automation and throughput of the TIGRIS system will enable blood collection centers to process the large testing volumes necessary to screen each individual unit of donated blood for the presence of life-threatening viruses. In addition to TIGRIS, we currently are developing other next-generation systems to meet customers’ needs for increased productivity. Ultimately, we believe this approach of providing our customers with the latest generation of systems solutions will allow us to sustain and reinforce the market position and brand recognition that we have established.

Expand Our Menu of NAT Probe Assays through Innovative Research and Development

      We will continue to use a systems approach to product development, which involves combining elements of our core technologies to create products that best meet our customers’ needs. For example, our APTIMA Combo 2 assay, which was launched in August 2001, integrates over 20 of our proprietary technologies. By understanding how our technologies complement one another and by combining reagents in our new products, we will be able to capitalize on the substantial product development work that went into some of our prior products. We believe that this approach will reduce development cycle times for our new products. We also believe that our experience in bringing over 40 FDA-approved products to market will help enable us to bring new products to the market. This, in turn, will help us expand our menu of clinical diagnostic and blood screening products available to be performed on the instruments we place with our customers.

Pursue Future Licensing and Acquisition Opportunities

      We historically have supplemented our internal research and development efforts by obtaining licenses to new technologies. To maintain our leadership position in NAT testing, we intend to selectively obtain rights to new technologies through licenses and acquisitions. For us to enter emerging NAT markets such as pharmacogenomics and cancer testing, we may need to obtain rights to new technologies and genetic markers for diseases as these markers are discovered and clinically validated by third parties. One cancer testing opportunity that we already are pursuing is chronic myelogenous leukemia, for which we have obtained exclusive rights to a genetic marker from the NIH.

Expand Collaborative Relationships to Accelerate New Product Development and Enhance Our Global Marketing Capabilities

      We will pursue collaborative relationships that enable us to implement our strategies, particularly with respect to the development of new products and entry into new markets. We will partner with industry leaders who can offer access to intellectual property or who can complement our commercialization capabilities by distributing co-developed products through their sales organizations. For example, our collaboration with Chiron for the blood screening market has allowed us to combine our NAT technology with Chiron’s patent portfolio relating to HCV and to leverage Chiron’s expanding marketing and sales resources.

Technology

      Nucleic acids store and transfer genetic information in all living organisms. The two main types of nucleic acids are deoxyribonucleic acid, or DNA, and ribonucleic acid, or RNA. DNA functions as a stable repository of genetic information, while RNA typically serves to transfer the information stored within DNA to the cell’s machinery for making proteins.

      DNA and RNA are both composed of strands of chemical sub-units called nucleotides. There are four types of nucleotides in DNA, which differ in one chemical part called a base. The four different bases are: adenine, thymine, guanine and cytosine (abbreviated A, T, G and C). These four nucleotides form the building blocks of all DNA. The sequence of the individual A, T, G and C nucleotides in a DNA molecule encodes the genetic information that instructs the cell how to make particular proteins. Because DNA sequences determine which proteins a cell will make, it is differences in their DNA sequences that make the cells of one organism differ from the cells of another.

      Most DNA in cells exists in the form of a double-stranded structure that resembles a twisted ladder. In double-stranded DNA, the nucleotides on opposite sides of the ladder are always paired in a precise way. An “A” nucleotide binds only to a “T” nucleotide on the opposite strand, and vice versa. Likewise, a “G” nucleotide binds only to a “C” nucleotide, and vice versa. Each combination of an “A” nucleotide with a “T” nucleotide (or a “C” with a “G”) is referred to as a “base pair.” The way in which each type of nucleotide binds only to one other type of nucleotide is called “complementary base pairing.” As a result of complementary base pairing, the sequence of nucleotides on one strand of a DNA molecule necessarily determines the sequence of nucleotides on the opposite strand.

      The “attraction” of a nucleotide sequence to its complementary sequence allows a scientist to use pieces of nucleic acid as probes to detect the presence of a target nucleic acid in a test sample. If two complementary pieces of DNA (or RNA) are present in a solution under the right conditions, the complementary bases will come together and bind to form double strands. This method is commonly known as “nucleic acid hybridization.” Nucleic acid hybridization techniques can be applied in a diagnostic test to detect an infectious organism (the target organism) by the use of a probe that is designed to bind specifically to a nucleic acid sequence known to be unique to the target organism. The sample suspected of containing the infectious organism is treated to break open the organism, release its nucleic acids into the solution, and render them single-stranded, if necessary. The specific probe is then added, and conditions conducive to hybridization are established.

      In theory, if the target organism is present in the sample, the probe should bind to the target organism’s nucleic acids because the sequence of the probe has been designed to be complementary to them. By attaching a detectable label to a probe, scientists are able to determine how much, if any, probe has bound to sequences from the target organism.

     Our Proprietary NAT Technologies

      We have developed technologies that make NAT assays practical and effective for commercial use, thereby overcoming many of the limitations of previous DNA probe assays that limited their use to research laboratories. Our products incorporate a combination of patented technologies that have significantly advanced NAT assays, making them more specific, more sensitive, easier to use and faster than products based on competing technologies. These technologies include the following:

•	targeting of ribosomal RNA,

•	target capture technology,

•	Transcription-Mediated Amplification technology, and

•	chemiluminescent detection using Hybridization Protection Assay and Dual Kinetic Assay technologies.

      Together, these technologies have allowed us to commercialize new diagnostic tools that provide results in hours instead of days or weeks. This has led to quicker time to result and diagnosis, thereby making a difference in patient treatment and outcome.

      Targeting Ribosomal RNA. We have developed and patented a technique that detects and identifies organisms by targeting their ribosomal RNA, or rRNA. The major benefits in targeting rRNA include the following:

•	Each cell contains up to 10,000 copies of rRNA, as compared with only a few copies of DNA. Most NAT assays target DNA, which is present in only one or two copies in each target organism cell. By using a probe that hybridizes to rRNA, the sensitivity of the test is increased thousands of times because there is much more rRNA target present than DNA target. This has allowed us to develop indirect and direct probe tests that are used with cultured samples or samples drawn directly from the patient. Because of our patented rRNA technology, we are the only company able to offer non-amplified NAT assays for the detection of non-viral microorganisms.

•	The high number of rRNA targets also offers significant advantages when target-amplified assays are used. When very small numbers of organisms are present in a sample, they may not be present in the portion of the sample used for the assay, despite being present in the sample. This would result in a negative test result. By breaking open the organisms prior to sampling, the multiple copies of rRNA targets are dispersed throughout the sample volume and the likelihood of detecting them is increased many fold. Thus, the likelihood of obtaining a false negative result is significantly less than is the case when single-copy DNA targets are used.

•	rRNA molecules naturally exist as single strands that can directly hybridize with our chemiluminescent labeled DNA probes. This is in contrast to DNA targets, which exist as double strands that must be separated before a probe can bind. These separated DNA strands tend to hybridize to each other rather than to the DNA probe, thus limiting the amount of DNA probe that can bind and the overall sensitivity of the test.

•	rRNA molecules are present in all bacteria and fungal species. This gives us the ability to design diagnostic products for any emerging infectious diseases caused by these pathogens.

      Target Capture Technology. Detection of target organisms that are present in small numbers in a large-volume clinical sample requires that target organisms be concentrated to a detectable level. One way to accomplish this is to isolate the particular nucleic acid of interest by binding it to a solid support, which allows the support, with the target bound to it, to be removed from the original sample. We refer to such techniques as “target capture.”

      We have developed target capture techniques to immobilize nucleic acids on magnetic beads by the use of a “capture probe” that attaches to the bead and to the target nucleic acid. We use a magnetic separation device to concentrate the target by drawing the magnetic beads to the sides of the sample tube, while the remainder of the sample is washed away and removed from the reaction tube. We use these techniques in conjunction with our patented amplification methods in our current generation of amplified assays. When used in conjunction with our patented amplification methods, target capture techniques concentrate the target organisms and also permit the amplification process to take place outside the presence of materials in the sample that might otherwise interfere with amplification.

      Target capture offers the following benefits:

•	Concentration of target organisms from large volume samples, without the need for centrifugation steps,

•	Elimination of potential inhibitors of amplification,

•	Increased ability to test a variety of clinical samples, including urine and blood,

•	Capture of multiple targets by using capture probes that hybridize to one or more specific nucleic acid sequences, and

•	Enhanced specificity through selective capture of target and removal of contaminants that may produce a false positive signal.

      Transcription-Mediated Amplification. The goal of amplification technologies is to produce millions of copies of the target nucleic acids that are present in samples in small numbers, which can then be detected using DNA probes. Amplification technologies can yield results in only a few hours versus the several days or weeks required for traditional culture methods.

      Most amplification-based NAT assays utilize a technology known as Polymerase Chain Reaction, or PCR, to amplify DNA. With additional steps, PCR also can be used to amplify RNA. Since most organisms contain only one or two copies of DNA, there are fewer target molecules to initiate amplification when DNA targets are used, and sometimes amplification does not begin at all. In such cases, assays using PCR can fail to produce results. PCR also uses repeated heating and cooling steps requiring complex and expensive thermocyclers. Because PCR produces large amounts of DNA, which is a stable molecule, there is an increased risk of cross-contamination from one PCR assay to another, potentially leading to a high number of false positive results. The increased complexity, cost of thermocyclers and risk of contamination have prevented many clinical laboratories from adopting PCR.

      Our patented TMA technology is designed to overcome the many problems faced with other target amplification methods such as PCR. TMA is a transcription-based amplification system that uses two different enzymes to drive the process. The first enzyme is a reverse transcriptase that creates a double-stranded DNA copy from an RNA or DNA template. The second enzyme, an RNA polymerase, makes thousands of copies of the complementary RNA sequence, known as the “RNA amplicon,” from the double-stranded DNA template. Each RNA amplicon serves as a new target for the reverse transcriptase and the process repeats automatically, resulting in an exponential amplification of the original target that produces over a billion copies of amplicon.

      TMA offers the following benefits:

•	The TMA process takes place in one tube at one temperature without the need of expensive thermocyclers required by PCR. All reagents are added to the tube and nothing is removed. This makes the test simpler to use and suitable for automation, and it minimizes the possibility of carry-over contamination and false positive test results,

•	TMA is very robust and often can be used with clinical samples with little or no purification,

•	The RNA nucleic acid that is synthesized in the TMA reaction is much more labile when outside the reaction tube and in the lab environment than the DNA that is produced in the PCR method. This reduces the possibility of carry-over contamination, and

•	TMA is able to amplify RNA and DNA targets, whereas PCR requires additional reagents and steps to amplify RNA.

      Chemiluminescent Technologies and Hybridization Protection Assay. Our DNA probes use chemiluminescent acridinium esters, or AE molecules, that generate light as a label for detection. When AE-labeled DNA probes are mixed with chemical activators, a light signal is produced. Many DNA probe assays and immunoassays use enzyme or radioisotope labels. Assays that use enzyme-labeled DNA probes are complex and can be inhibited by contaminants present in the sample. Radioisotopes offer a strong signal but are difficult to handle, difficult to dispose of and dangerous because they give off harmful radiation.

      We have simplified testing, further increased test sensitivity and specificity and increased convenience with our patented Hybridization Protection Assay, or HPA, technology. With HPA, we introduced the first NAT assay that did not require the cumbersome wash steps needed with conventional probe tests and immunoassays. In the HPA process, the AE molecule is protected within the double-stranded helix that is formed when the probe binds to its specific target. Prior to activating the AE molecule, known as “lighting off,” a chemical is added that destroys the AE molecule on any unbound probes, leaving the label on the bound probes unaffected. When the light off reagent is added to the specimen tube, only the label attached to the hybridized probe produces a signal indicating the target organism’s DNA or RNA is present. All of these steps occur in a single tube or microtiter plate and without any wash steps.

      Our Dual Kinetic Assay, or DKA, technology uses two types of AE molecules — one that “flashes” and another one that “glows.” By using DKA, we have created NAT assays that can detect two separate targets simultaneously. The AE technology is much more sensitive than fluorescence or absorbance techniques used by our competitors.

      APTIMA Technology. We have combined target capture, TMA and DKA together into an integrated family of technologies known as APTIMA. APTIMA assays represent the latest generation of nucleic acid amplification testing, simplifying sample handling, minimizing contamination and allowing for the simultaneous detection of two analytes in one tube. APTIMA thereby increases assay performance, reduces laboratory costs and improves laboratory efficiency. APTIMA assays offer the only single-tube testing approach for modern clinical laboratories. We believe APTIMA technology will accommodate true walk-away automation, allowing hundreds of specimens to be tested by an individual technician in a single run.

Our Products

      We have applied our core technologies to develop multiple product lines, all of which utilize our expertise in NAT probes, sample collection and processing. We categorize our products into clinical diagnostic products and blood screening products.

Clinical Diagnostic Products

      Within our clinical diagnostic product group, we have developed products for the detection of non-viral and viral microorganisms.

      Clinical Diagnostic Products for the Detection of Non-Viral Microorganisms. We have developed FDA-approved amplified and non-amplified NAT assays that detect non-viral microorganisms. We have established a market-leading position in non-amplified NAT assays, particularly with respect to assays for the detection of chlamydia and gonorrhea, and we recently obtained FDA approval for a new amplified STD test to compete in that market segment.

      Our principal products for the detection of non-viral microorganisms include our non-amplified AccuProbe and non-amplified PACE family of products and our amplified Mycobacterium Tuberculosis Direct Test and amplified APTIMA Combo 2 product.

Clinical Diagnostic Products for the Detection of Non-Viral Microorganisms

			FDA	Commercial
Product Line	Technology	Target Microorganism	Clearance/Approval	Distribution

AccuProbe Culture Identification	Non-amplified detection of rRNA from culture by Hybridization Protection Assay	Blastomyces dermatitis
Campylobacter
Coccidioides immitis
Enterococcus
Histoplasma capsulatum
Haeomphilus influenzae
Group B Streptococcus
Group A Streptococcus
Mycobacterium avium
   Complex
Mycobacterium avium
Mycobacterium gordonae
Mycobacterium intracellulare
Mycobacterium kansasii
Mycobacterium tuberculosis
Neisseria gonorrhoeae
Streptococcus pneumoniae
Staphylococcus aureus	September 1990
November 1989
October 1990
November 1989
February 1990
March 1990
November 1989
November 1990
May 1990

August 1990
April 1990
August 1990
November 1990
April 1990
November 1989
August 1990
			August 1990	Gen-Probe — North America bioMérieux, Chugai Diagnostics Science and other distributors — Rest of World

GASDirect	Non-amplified detection of rRNA from a swab by Hybridization Protection Assay	Group A Streptococcus	March 1994	Gen-Probe — North America bioMérieux, Chugai Diagnostics Science and other distributors — Rest of World

PACE Product Family	Non-amplified detection of rRNA by Hybridization Protection Assay	Chlamydia trachomatis and Neisseria gonorrhoeae, including combined detection	PACE — December 1987 PACE 2 — April 1992 PACE 2C — October 1994	Gen-Probe — North America bioMérieux, Chugai Diagnostics Science and other distributors — Rest of World

Mycobacterium Tuberculosis Direct Test (or MTD)	Transcription- Mediated Amplification of rRNA and detection by Hybridization Protection Assay	Mycobacterium tuberculosis	December 1995	Gen-Probe — North America bioMérieux, Chugai Diagnostics Science and other distributors — Rest of World

APTIMA Combo 2	Target Capture, Transcription- Mediated Amplification of rRNA and detection by Dual Kinetic Assay	Chlamydia trachomatis and Neisseria gonorrhea in swab specimens and urine samples from symptomatic and asymptomatic males and females	May 2001	Gen-Probe — North America Chugai Diagnostics Science — Japan

      AccuProbe Products. Our AccuProbe Culture Identification products are powerful tools for the identification of mycobacterial, fungal and bacterial pathogens, with sensitivities and specificities approaching 100% in most cases. These products allow for the detection of target organisms from primary cultures, eliminating the additional labor of purifying secondary cultures. All AccuProbe Culture Identification assays are based on our HPA technology.

      All of our AccuProbe Culture Identification tests follow a standard format and use common reagents and do not require highly trained technical personnel. Results are obtained utilizing our luminometers, which are easy to use and offer precise readings. In addition, the convenient packaging provides extended stability and shelf life.

      As part of our AccuProbe Culture Identification product line, we also have developed a procedure to detect Group B Strep from broth culture. The assay demonstrates 100% sensitivity and specificity when testing broth samples after 24 hours of incubation. Our products address the market need for a more rapid, direct test procedure for GBS that can be used to effectively screen women during pregnancy and to provide prompt results when testing is performed just before delivery.

      Group A Strep Direct. The Group A Strep Direct, or GASDirect, assay is a rapid NAT assay for the direct detection of Streptococcus pyogenes in one hour from a throat swab. Sensitivity and specificity are equivalent to culture methods taking 72 hours to complete and are higher than the rapid membrane antigen tests often used in physician offices. The fast and accurate results the test provides eliminates subjective interpretation by the laboratory technician and aids physicians in making more informed decisions in the treatment of the disease. The product’s ease of use enables efficient batch testing. An automatic pipetting option offers the availability of greater workflow economies and lab productivity.

      PACE Product Family. In 2001, our STD products accounted for 46% of the United States market for chlamydia and gonorrhea testing. Our NAT assays have proven to be more sensitive and specific than traditional enzyme immunoassay methods. The PACE 2 System currently is the major product line we manufacture and sell. Our PACE 2C is the first advanced NAT product to offer the convenience of testing for both of these infections from a single patient specimen. This feature eliminates the need to collect separate specimens and the need to transport the specimens under different conditions. The PACE 2C continues to meet the needs of today’s clinical laboratories that prefer a cost-effective, non-amplified NAT assay for routine screening for chlamydia and gonorrhea infection. Other products in the PACE 2 product line include individual tests to detect and confirm both chlamydia and gonorrhea infection. The PACE product family also includes the PACE Specimen Collection kits for endocervical and urethral specimens.

      Sales of our PACE family of assays accounted for 57% of our total revenues in 2001, 63% of our total revenues in 2000 and 62% of our total revenues in 1999.

      Mycobacterium Tuberculosis Direct Test. Amplification is particularly important when detecting pathogens present at low levels, such as is the case with tuberculosis. Culture tests for TB can take 6 to 8 weeks for a preliminary result, often resulting in a patient not receiving appropriate treatment on a timely basis or receiving unnecessary treatment. Our amplified Mycobacterium Tuberculosis Direct, or MTD, test has sensitivity similar to a culture test but can detect the TB pathogen within a few hours. The test is performed directly on a sample, and can be used to quickly differentiate between TB and other mycobacteria, resulting in quicker isolation and treatment of an infected patient.

      Our amplified MTD assay was first approved by the FDA in December 1995. Additional applications of the test were subsequently approved. Our MTD assay is now the first amplified NAT assay for obtaining same day results from sputum samples.

      APTIMA Combo 2. To meet market demand for amplified STD assays, we have developed our APTIMA Combo 2 assay, which received FDA approval in May 2001 and was launched commercially in August 2001. Acceptance of first generation amplified tests has been adversely affected by the complexity of the methodology and the lack of a format adequate for use in the average laboratory. We believe APTIMA Combo 2 will allow us to overcome these barriers because of its superior performance and ease of use, including its use of a piercable cap and a sample transport tube that extends temperature stability of the sample. We also believe it currently is the only NAT assay that can be used to accurately screen urine samples for chlamydia and gonorrhea infection with the same sensitivity as produced from cervical and urethral samples.

      We believe the assay is ideally suited to test specimens from both symptomatic and asymptomatic individuals. Symptomatic individuals typically have large amounts of the microorganism present at the infection site, while patients who are asymptomatic typically have much lower levels of the microorganism present at the infection site. APTIMA Combo 2 has the sensitivity and specificity to detect chlamydia and gonorrhea infection from both symptomatic and asymptomatic individuals.

      In addition to amplification technology, our APTIMA Combo 2 assay utilizes the latest of our core technologies, including target capture, HPA and DKA. APTIMA Combo 2 will qualitatively detect and differentiate rRNA from Chlamydia trachomatis and Neisseria gonorrhoeae bacteria. This continues the “one test, two results” advantage we first provided with our PACE 2C non-amplified assay for chlamydia and gonorrhea infection. We believe we are in a unique position to provide both amplified and non-amplified assays for these infections. This allows us to compete in all segments of the STD testing market and to provide the appropriate NAT solution to meet our customers’ needs.

      We believe that the APTIMA Combo 2 will be the first clinical diagnostic assay to be performed on the fully automated TIGRIS instrument when that system is introduced. APTIMA Combo 2 will be performed on our existing instrumentation, including our semi-automated DTS instruments, until TIGRIS is available.

      Clinical Diagnostic Products for the Detection of Viral Microorganisms. In 1996 we were selected by the National Heart, Lung and Blood Institute of the National Institutes of Health, or NIH, to develop reagents and instrumentation for the blood donor screening market using our core technologies. We completed our development of the NAT assays for HIV-1 and HCV for blood screening contemplated by the NIH contract in February of 2002. Our work under the NIH contract also launched us into development of products for the detection of viral microorganisms in the clinical diagnostic market. We produce qualitative diagnostic tests that can determine whether the virus is present, and quantitative tests that can determine the amount of the virus. We applied for FDA approval of the qualitative HCV assay in March 2002, and we intend to apply for FDA approval of the quantitative HCV assay as well.

Clinical Diagnostic Products for the Detection of Viral Microorganisms

		Target	FDA	Commercial
Product Line	Technology	Microorganism	Clearance/Approval	Distribution

Qualitative HCV Test	Target Capture, Transcription-Mediated Amplification of RNA, detection by Dual Kinetic Assay	HCV	PMA filed March 2002	Bayer — Worldwide

ASR Reagents for Quantitative HCV Testing	Target Capture, Transcription-Mediated Amplification of RNA, detection by Hybridization Protection Assay	HCV	Not required	Bayer — Worldwide

      Qualitative HCV Test. We have developed an amplified TMA assay for the qualitative detection of HCV based on the same technology used in our FDA-approved HIV-1/HCV assay for screening donated blood. In collaboration with Bayer, we completed clinical trials in the United States for this assay in February 2002 and in March 2002 we filed an application for pre-market approval with the FDA. Bayer currently distributes this assay under the trademark VERSANT in Japan, Canada, France, Spain, Italy, Germany, Belgium, Greece, the United Kingdom and the Netherlands under our collaboration agreement.

      ASR for Quantitative HCV Test. We also have developed, through our collaboration with Bayer, analyte specific reagents, or ASRs, to quantitatively determine the amount of HCV present in a sample. ASRs comprise a category of clinical diagnostic tests the FDA created several years ago to bridge the gap between research and assays that have received FDA approval. ASRs use a collection of specific reagents that, when combined with a set of general purpose reagents, give clinical diagnostic testing laboratories the ability to build diagnostic tests often referred to as “home-brew” tests. ASRs allow diagnostic companies to get products to market earlier than if they were required to wait for FDA approval and also allows companies to determine if there is sufficient demand for a new diagnostic product to warrant development of a fully approved FDA product. Our ASRs are currently provided by Bayer to Quest Diagnostics Incorporated, a leading national diagnostics company.

      Our viral diagnostic assays currently are run on our semi-automated instruments incorporating components of our DTS system.

Blood Screening Products

      In 1996, the National Heart, Lung and Blood Institute of the NIH selected us to develop reagents and instrumentation for the blood donor screening market based on our core technologies. Under our agreement with the NIH, we developed our NAT assay for the simultaneous detection of HIV-1 and HCV, incorporating our core technologies of target capture, TMA and DKA.

Blood Screening Products

			FDA	Commercial
Product Line	Technology	Target Microorganism	Clearance/Approval	Distribution

Procleix HIV-1/ HCV Assay	Target Capture, Transcription-Mediated Amplification of RNA, detection by Dual Kinetic Assay	HIV-1 and HCV in donated blood	February 2002	Chiron — Worldwide

      In 1998, in collaboration with Chiron, we were selected by the American Red Cross to provide it with an HIV-1/HCV assay for testing pooled blood samples under an IND filed with the FDA. The Red Cross is the largest supplier of blood, plasma and tissue products in the world. The Red Cross provides almost half of the nation’s whole blood supply of 12 million units by working with more than 4.5 million donors and 3,000 hospitals through its 38 region national network. The Gen-Probe/ Chiron collaboration subsequently entered into similar arrangements with America’s Blood Centers and American Independent Blood Centers. As a result of these and other implementations, approximately 99% of the nation’s blood supply is being screened with NAT and approximately 70% of this screening is being done with our Procleix HIV-1/HCV assay. From April 1999 to June 2001, approximately 26 million blood donations were tested with our HIV-1/HCV assay, during which time our assay detected the presence of HIV-1 in eight blood units and the presence of HCV in 113 blood units that had tested negative in immunoassay testing. Based on these results, we believe that NAT increases the safety of the world’s blood supply.

      Testing by these organizations under the IND has been ongoing since June 1999 and pivotal clinical trials were completed in 2000. The completion of these trials allowed us to submit a BLA to the FDA for the HIV-1/HCV assay, which the FDA approved in February 2002. Our assay is the only FDA-approved product available for screening donated blood. Prior to FDA approval of this product, the price at which we could provide this product in the United States was restricted. As a result of the recent FDA approval, Chiron can begin to sell the assay at commercial prices to United States customers, which will result in our recognizing increased revenues.

      Outside the United States, the HIV-1/HCV assay has received approval in a number of countries, including France, Germany, Australia, Argentina, Spain, Singapore, Italy, Austria, Switzerland and New Zealand.

      As noted above, blood collection centers currently screen donated blood by taking samples from separate units and then conducting a probe-based test on the pooled samples. The Procleix system, which currently is performed on a version of our DTS instrumentation, provides sufficient throughput for screening pooled samples of donor blood. However, we believe that the FDA will ultimately require testing of each unit of blood on an individual basis rather than on pooled samples. Testing each sample currently is impractical without fully automated instrumentation. Accordingly, we are investing in the development of the TIGRIS system, which we believe will provide the automation necessary to facilitate the adoption of individual donor testing. In addition, we are developing an assay for the simultaneous detection of HIV-1, HCV and HBV, which we believe will further drive demand for our blood screening products.

Emerging Diagnostic Applications

      We believe that our NAT technology and our instrumentation are well suited for numerous emerging applications. We have developed our first cancer-related product, a TMA-based assay for the detection of chronic myelogenous leukemia, or CML, that has been approved in Japan. In the United States, it has been developed as an ASR reagent to allow clinical diagnostic laboratories to build their own assays for CML. We believe that the sensitivity and specificity of our technology will allow us to develop additional products that can be used for detecting and monitoring the expression of the genes involved in cancer.

      In the industrial market, we have developed a NAT assay to detect the bacterium Listeria monocytogenes, or listeria, from a cultured sample. We received FDA approval for this product in June 1990. Listeria is a food pathogen, and our assay is used by the dairy industry in Europe to monitor for listeria contamination. We also have developed a test for mycoplasma that is used by tissue culture facilities in the industrial and research markets to detect contamination of cell lines and culture media. We are also evaluating additional product opportunities in bioterrorism, food and water testing.

      We also are conducting research studies to demonstrate the feasibility of our technology to detect genetic markers that might be useful as indicators of a patient’s predisposition to some disease states and also in the prediction of a patient’s responsiveness to a particular therapy. We are evaluating the market potential of these new products and we believe that if we successfully introduce one or more of these products, it should have a meaningful impact on our financial performance.

Instrumentation

      We have developed and continue to develop instrumentation and software which are designed specifically for performing our NAT assays. We also provide technical support and instrument service to maintain these systems in the field. Historically, we have provided our instrumentation to laboratories and hospitals without requiring them to purchase the equipment or enter into an equipment lease. Instead, we recover the cost of providing the instrumentation in the amounts we charge for our diagnostic assays. We recently have begun to implement multi-year sales contracts that have an equipment factor set forth in them. By placing our proprietary instrumentation systems in laboratories and hospitals, we can establish a platform for future sales of our assays.

      For instruments that will be used for blood screening or in connection with our collaboration with Bayer, we sell the instrumentation to Chiron and Bayer, and they are responsible for the placement, maintenance and repair of the units with end customers. We record the revenue associated with the delivery of our proprietary integrated instrument platforms to customers in product sales. The costs associated with the instrument are charged to cost of sales on a straight-line basis over the estimated life of the instrument, which ranges from three to five years. The costs to maintain these systems in the field are charged to operations as incurred.

Luminometers

      We first introduced the LEADER series of luminometers, designed in conjunction with MGM Instruments, Inc., to help process our PACE and AccuProbe products and, more recently, the APTIMA product line. Utilizing advanced chemiluminescent detection, our luminometers provide high sensitivity, speed, accuracy and ease-of-use. Currently there is an installed base of over 4,000 of our luminometers worldwide. The LEADER series can accommodate the throughput needs of low-volume testing laboratories. We have no firm, long-term commitments from MGM Instruments to supply products to us for any specific period, or in any specific quantity, except as may be provided in a particular purchase order.

Direct Tube Sampling System (formerly eSAS)

      As we enter into new markets and opportunities, we continue to develop instrument platforms with outside vendors to support our NAT assays. The latest instrument line to be released is the Direct Tube Sampling, or DTS, system. Chiron markets a version of the DTS system, which was formerly known as eSAS, for use in blood screening under the Procleix trademark. Bayer markets systems comprised of components of the DTS system for HCV clinical diagnostic assays.

      The DTS 400 instrumentation is a fully-integrated modular system for conducting our latest generation of NAT assays, including APTIMA Combo 2. It includes a wash separation system (Target Capture System), temperature controlled incubators, a luminometer, software, on board bar code readers and computers. The DTS 1600 system adds the additional capability of an automated pipetting station and can process up to 800 specimens per day, resulting in 1,600 assay results per day for APTIMA Combo 2.

TIGRIS

      We currently are developing the TIGRIS instrument system, which we believe will be the first instrument to completely automate NAT testing, for use in both the clinical diagnostic and blood screening markets. The TIGRIS system is intended to integrate and automate all the steps associated with our latest amplified NAT assays, including sample processing, amplification and detection. It is being designed to process up to 500 samples in an eight-hour shift or up to 1,000 samples per 12-hour shift.

      The TIGRIS system should significantly reduce the time, labor costs, risk of contamination and complexity associated with performing NAT assays and blood screening. The throughput of TIGRIS will be sufficient to allow for testing individual blood donations, rather than testing of pooled donor samples. In addition, we intend to develop additional NAT assays which can be performed on the TIGRIS system. We believe that upon completion of development, TIGRIS will be utilized in clinical diagnostic laboratories and blood banks throughout the world.

      Our current development schedule calls for market evaluations of the TIGRIS instrument in both clinical diagnostic and blood screening laboratories to commence at beta sites by the end of 2002. We have not yet commenced clinical trials on the TIGRIS instrument. The current development schedule also calls for instruments to be installed at clinical trial sites by the end of 2003 for both clinical diagnostic and blood screening trials. Due to the uncertainties associated with the development of a new and complex instrument, there can be no assurance that we will be able to accomplish these activities in accordance with the current schedule. In addition, we believe that Roche Molecular Systems, Abbott Laboratories and Becton Dickinson are developing automated systems similar to ours.

      We anticipate that in the United States the TIGRIS instrument will be initially used in clinical diagnostic markets to conduct NAT assays that have been previously approved by the FDA following clinical trials on our existing instrumentation. We expect that the clinical trials of TIGRIS for use with approved clinical diagnostic assays will be limited to establishing the equivalency of TIGRIS to the instrumentation used in the original clinical trial. We believe the TIGRIS equivalency trials will be more limited in scope and cost less than the original trials. A full clinical trial will be required for the TIGRIS instrument with respect to blood screening applications.

Marketing and Sales

      We market our products to laboratories in the United States and Canada through our direct sales force. Our sales force consists of a staff of 29 field sales representatives, supervised by 4 regional managers and 5 corporate account representatives. We also support our sales efforts through a staff of 12 field technical representatives. Our sales representatives average over 10 years of selling experience, with an average of 5 years focused on sales of NAT products. Sales representatives principally focus on large accounts including large reference laboratories, public health laboratories and hospitals throughout the United States and normally do not focus on physicians. We continually educate our sales representatives on the technical and clinical merits of our products. We use sales meetings, technical on-line sales training and in-the-field training to ensure our sales representatives are properly informed about all areas of our product lines and selling processes.

Marketing Strategy

      The focus of our marketing strategy is to solidify awareness of the superiority of our technology, illustrate the cost effectiveness of this technology and continue to differentiate our products from those of our competitors. We intend to continue targeting our marketing efforts to various levels of laboratory and hospital management through research publications, print advertisement, conferences and the Internet. In addition, we attend various national and regional conferences throughout the year. Our web site is another vehicle for educating existing and potential customers about our assays and contains our entire directory of products, on-line technical materials and links to related medical sites.

Sales Strategy

      We concentrate our selling efforts on the management teams of laboratories and hospitals. Our sales representatives are able to recommend the appropriate business solution to meet the needs of our customers by presenting multiple NAT technology and instrumentation options.

      Our marketing department provides our sales representatives with a comprehensive database containing pertinent information on laboratory technology systems, key contacts and existing competition. Sales representatives are trained to find new market opportunities and provide diagnostic solutions to address unmet customer needs and to provide comprehensive after-sale product support. In addition, our field technical support group provides thorough training and ongoing technical support for all of our NAT products.

Distribution

      We have entered into an agreement for distribution of our microbial non-viral diagnostic products in Europe and various countries in Asia (other than Japan), Australia, South America and Mexico with bioMérieux. We have entered into an agreement for distribution of our microbial non-viral diagnostic products in Japan with Chugai Diagnostics Science, a subsidiary of Chugai Pharmaceutical. In other countries, we utilize independent distributors with experience and expertise in clinical diagnostic products.

      The viral diagnostic products we manufacture under our collaboration agreement with Bayer and the blood screening products we manufacture under our collaboration agreement with Chiron are marketed and distributed by those companies.

Customers

      The primary customers for our clinical diagnostic products include large reference laboratories, public health laboratories and hospitals. Our blood screening collaboration with Chiron, which accounted for 20.9% of our total revenues in the three months ended March 31, 2002 and 17.3% of our total revenues for the year ended December 31, 2001, is largely dependent on two large customers in the United States, The American Red Cross and America’s Blood Centers. Other than Chiron, Quest Diagnostics was our only customer that accounted for greater than 10% of our total revenues for the three months ended March 31, 2002 or the year ended December 31, 2001. In addition, Quest Diagnostics, Laboratory Corporation of America Holdings and various state and city public health agencies accounted for an aggregate of 27.2% of our total revenues for the three months ended March 31, 2002 and 25.8% of our total revenues for the year ended December 31, 2001. Although state and city public health agencies are legally independent of each other, they tend to act similarly with respect to their purchasing decisions.

Corporate Collaborations and Strategic Arrangements

Agreement with Chiron Corporation

      In June 1998, we entered into a strategic alliance with Chiron to develop and market NAT-based products for the blood screening and clinical diagnostic markets. Chiron subsequently assigned the clinical diagnostics portion of the agreement to Bayer. The Gen-Probe/ Chiron alliance initially is developing, manufacturing and marketing the combination HIV-1/HCV assay for qualitative screening of blood and blood products under the Procleix name. Additional blood screening assays may be developed through the collaboration. In the event that any third party technology is needed to continue development under the collaboration agreement, costs for obtaining such third party technology will be allocated among the parties.

      Our share of revenues from the initial HIV-1/HCV assay is currently 43% and can range from 37% to 47.5% of revenues, depending on a number of conditions. We will receive 50% of the profits from any additional assays that are developed and distributed by the collaboration other than assays that include a test for HCV, as to which the original sliding scale will apply. From inception through March 31, 2002, we have recognized a total of $63.4 million in revenue under the collaboration agreement and have recorded $7.5 million in deferred license revenues.

      The collaboration agreement has a base term of 10 years from the first commercial sale of blood screening assays, which occurred in the first quarter of 2000. The agreement may be extended by the development of new products under the agreement, so that it will expire upon the later of the end of the base term or five years after the first commercial sale of the last new product developed during the base term. The agreement can be terminated earlier if a party materially breaches the agreement and does not cure following 90 days’ notice from the non-breaching party or if a party becomes insolvent or declares bankruptcy.

      All rights and title to inventions discovered under the collaboration agreement belong to the party who developed the invention, or to both parties, if both parties developed the invention. However, if one party uses confidential information relating to the core technology of the other party to develop an invention that improves on, and whose use would infringe on, the core technology of the other party, then the other party will have the exclusive option to acquire all rights and title to the invention on commercially reasonable terms, except in certain situations where the invention will be jointly owned.

      On February 26, 2001, we commenced an arbitration proceeding against Chiron in connection with the blood screening collaboration. The arbitration related primarily to the propriety of various deductions from gross revenues made by Chiron prior to calculating Gen-Probe’s share of revenues and the parties’ respective shares of revenues received from the American Red Cross prior to FDA approval of the HIV-1/HCV blood screening assay. Other disputed items included the parties’ respective obligations in connection with clinical trials of the HIV-1/HCV blood screening assay and future assays, Chiron’s obligation to purchase blood screening assays in compliance with its forecasts and the parties’ respective obligations with respect to royalties to be paid on a patent license from a third party. During the fourth quarter of 2001, we negotiated a resolution to most of the disputed items, and in January 2002, we received $6.9 million in partial settlement of the claims. During the first quarter of 2002, we recognized $2.4 million of other income upon receipt of payment from Chiron related to the agreed matters, $3.9 million of deferred revenues for advance payments for product to be delivered and $0.6 million for other receivables. The parties continue to negotiate an additional item that is not expected to have a material financial statement impact on us upon final settlement. The arbitration proceedings did not result in any disruption in service to our blood screening customers. We are confident that any future disputes that arise between the companies will be resolved equitably through the dispute resolution procedures contained in the collaboration agreement.

Agreement with Bayer Corporation

      In 1998, following the execution of our agreement with Chiron, Chiron assigned the clinical diagnostic portion of the agreement to Bayer. Under the terms of our collaboration with Bayer, we will develop, manufacture and market NAT assays for viral targets and cancer markers in the clinical diagnostic market with Bayer. The collaboration initially is developing, manufacturing and marketing quantitative and qualitative assays for HCV. In the event that any third party technology is needed to continue development under the collaboration agreement with Bayer, costs for obtaining such third party technology will be allocated among the parties.

      Under the terms of this agreement, Bayer will pay us a combination of transfer prices and royalties on product sales. From inception through March 31, 2002, we have recognized a total of $8.1 million in revenue under our collaboration agreement with Bayer.

      The collaboration agreement has a base term of 10 years from the first commercial sale of a clinical diagnostic assay subject to the agreement, which occurred in the second quarter of 2000. The agreement may be extended by the development of new products under the agreement, so that it will expire upon the later of the end of the base term or five years after the first commercial sale of the last new product developed during the base term. The agreement can be terminated earlier if a party materially breaches the agreement and does not cure following 90 days’ notice from the non-breaching party or if a party becomes insolvent or declares bankruptcy.

      All rights and title to inventions discovered under the collaboration agreement belong to the party who developed the invention, or to both parties, if both parties developed the invention. However, if one party uses confidential information relating to the core technology of the other party to develop an invention that improves on, and whose use would infringe on, the core technology of the other party, then the other party will have the exclusive option to acquire all rights and title to the invention on commercially reasonable terms, except in certain situations where the invention will be jointly owned.

National Institutes of Health Grants

      In 1996, we were awarded a $7.7 million contract by the National Heart, Lung and Blood Institute, a part of the NIH, to develop NAT assays for screening donor blood for HIV-1 and HCV. Effective January 1998, the contract was modified with the addition of $0.6 million for the development of a semi-automated system for the detection of HIV-1/ HCV in pooled plasma. Effective September 1998, the contract was further modified with the addition of $4.3 million for the development of HIV-2 and HBV tests. All payments due to us under this reimbursement contract have been received, and we completed our development work under this NIH agreement in February 2002.

      In January 2000, we began work on a three-year $13.4 million cost sharing contract with the NIH to modify the HIV-1/ HCV assay to incorporate HBV detection capability and make it simpler for organ donation centers to test the blood of organ donors. The NIH will reimburse us $7.6 million of this cost, and we and Chiron will share equally the remaining costs to complete the project. Through March 31, 2002, NIH had reimbursed us $4.7 million of this cost.

Distribution Agreement with Chugai Diagnostics Science Co., Ltd.

      In September 1998, we entered into a distribution agreement with Chugai Diagnostics Science Co., Ltd. for the distribution of our microbial non-viral diagnostic products in Japan. From inception through March 31, 2002, we have recognized $11.0 million in sales revenue under this agreement. Our distribution agreement with Chugai Diagnostics Science terminates on December 31, 2002. We have agreed in principle to extend the agreement for an additional three-year term. This agreement may be terminated by either party upon a material breach of this agreement that is not cured following 60 days’ written notice, unless the material breach relates to an obligation to make payments under the agreement, in which case a 30 day cure period applies. This agreement may also be terminated if a party becomes insolvent or declares bankruptcy, ceases to be actively engaged in business, or engages in or is charged with unethical or illegal behavior that jeopardizes the reputation and goodwill of either party. In May 2002, Chugai Pharmaceutical announced that it had entered into an agreement to sell Chugai Diagnostics to Fujirebo Inc. We do not believe that the sale will have a material effect on our distribution agreement with Chugai Diagnostics.

Technology Licenses

Licenses of Our Technology We Have Granted to Other Companies

      Agreements with bioMérieux. In May 1997, we entered into collaborative research agreements with bioMérieux Vitek, Inc., which created a worldwide relationship between bioMérieux and us. The collaboration involved research and development activities, as well as the transfer to bioMérieux, pursuant to separate distribution agreements with bioMérieux S.A., of product distribution rights in international markets, excluding Japan. As part of these agreements, we licensed our NAT technology to bioMérieux to jointly develop NAT assays and adapt and develop instrumentation during a five-year and ten-year term. In return, bioMérieux paid us $6.0 million of license and prepaid royalty fees in 1997 and an additional $6.0 million of license fees in 1998.

      In August 2000, we entered into amended agreements with bioMérieux, Inc. that transitioned the relationship from a collaborative arrangement to a royalty-bearing arrangement that covers semi-automated probe assays and advanced, fully-automated probe assays for the diagnosis of infectious diseases and detection of food pathogens. Under the terms of the amended agreements, bioMérieux will pay us royalty payments based on sales of products incorporating the licensed technology, subject to a minimum annual royalty payment, which began in January of this year with respect to the semi-automated probe assays and will begin in 2006 with respect to the fully automated probe assays, and a reduction in the royalties based on the amount of cumulative royalties that have been paid to us. bioMérieux is obligated to pay us royalties under this agreement until the later of 10 years from the first commercial sale of one of the products incorporating our technology, or when the patents covering our technology that are used in the products expire, which is expected to occur in February of 2017. In addition, we transferred to bioMérieux all information, trade secrets, procedures, methods, data and processes necessary for bioMérieux to assume development of the products that are the subject of the agreement in exchange for the prepaid royalties paid under the original agreement. We are also required to transfer all products, work instructions, formulations, and necessary and unique materials needed for manufacturing key biochemistry components under the agreements to bioMérieux by January 1, 2003. From inception through March 31, 2002, we have recognized a total of $34.6 million in revenue under these agreements. bioMérieux may terminate these agreements at any time and these agreements may be terminated by us upon a material breach of the agreements by bioMérieux that is not cured following 60 days’ written notice.

      License Agreement with Chugai Diagnostics Science Co., Ltd. In July 2001, we entered into a license agreement with Chugai Diagnostics Science. The license agreement has an initial term of 10 years, with automatic renewal for consecutive one year terms unless one party gives the other party notice 90 days prior to the end of the current term. Under the terms of this agreement, we granted Chugai Diagnostics Science a non-exclusive license for Japan in the field of human clinical diagnostics to various of our proprietary technologies, including TMA and HPA technology. All rights and title to any discovery, invention or improvement made by Chugai Diagnostics Science as a result of access to our patent rights licensed under the agreement belong solely to Chugai Diagnostics Science. We received a license fee and a royalty payment for sales made prior to the effective date of the agreement and will receive royalty payments from any products incorporating the licensed technology, including those developed and commercialized by Chugai Diagnostics, until the expiration of our patents incorporated in these products, which is expected to occur in December of 2020. From inception through March 31, 2002, we have recognized a total of $2.2 million in revenue under this agreement. This agreement may be terminated by either party upon breach of the agreement that is not cured following 60 days’ written notice. We also received rights to distribute outside of Japan products developed by Chugai Diagnostics Science under the license. In May 2002, Chugai Pharmaceutical announced that it had entered into an agreement to sell

Chugai Diagnostics to Fujirebo Inc. We do not believe that the sale will have a material effect on our license agreement with Chugai Diagnostics.

      Non-Exclusive License with Becton Dickinson and Company. In September 1995, we granted Becton Dickinson a non-exclusive worldwide license to make, have made, use, sell and import products that utilize rRNA for the diagnosis of vaginosis and vaginitis in humans. Becton Dickinson paid an up front license fee and has agreed to pay royalties for the life of the licensed patents. From inception through March 31, 2002, we have recognized a total of $1.8 million in revenue under this agreement. Becton Dickinson’s obligations to make royalty payments under this agreement terminate when the patents that are the subject of this agreement expire, which is expected to occur in March of 2015. Becton Dickinson can terminate the agreement at any time on 30-days prior written notice.

Licenses We Have Obtained to Third-Party Technology that We Use in Our Products

      Co-Exclusive License from Stanford University. In August 1988, we obtained a license from Stanford University granting us rights under certain patent applications covering nucleic acid amplification methods related to TMA. This license was amended in April 1997. Under the amended license agreement, we are the co-exclusive worldwide licensee of the Stanford amplification technology, with Organon Teknika as the only other permitted Stanford licensee. We paid a license fee and are obligated to make royalty payments based on net sales of products incorporating the licensed technology, subject to a minimum annual royalty payment. From inception through March 31, 2002, we have recognized a total of $0.3 million in expenses under this agreement. Our obligation to make royalty payments under this agreement terminates when the patents constituting the Stanford amplification technology expire, which is expected to occur in July of 2017. This agreement may be terminated by Stanford upon a material breach of the agreement by us that is not cured following 60 days’ written notice.

      Non-Assertion Agreement with Organon Teknika B.V. In February 1997, we entered into a non-assertion agreement with Organon Teknika. Both parties possessed certain rights regarding transcription-based amplification methods. The agreement allows both parties to practice their respective amplification methods with immunity from legal action for actually or allegedly infringing each other’s patent rights. The agreement terminates upon the expiration of the last of the patent rights that are subject to the agreement, which is expected to occur in February 2016. This agreement also may be terminated by Organon Teknika upon a material breach of the agreement by us that is not cured following 90 days’ written notice. In July 2001, Organon Teknika merged with bioMérieux. We do not believe the merger will have a material effect on the bioMérieux license or the Organon Teknika non-assertion agreement.

      Sublicense from Molecular Light Technology Research Ltd. In January 1986, we obtained a sublicense from Bioanalysis, Ltd. to its rights under a license from the University of Wales College of Medicine granting us exclusive rights under certain patents covering chemiluminescence technology for use in NAT assays. This technology is an important component of our products and is used to reveal when a probe has bound to its target sequence. We will own all improvements to the chemiluminescence technology that we develop. This sublicense agreement requires us to make royalty payments based on net sales of products incorporating the licensed technology, subject to a minimum annual royalty payment. Bioanalysis subsequently changed its name to Molecular Light Technology Research Ltd. From January 1, 1991 to March 31, 2002, we have recognized a total of $0.3 million in revenue and $15.5 million in expenses under this agreement. This agreement terminates upon the expiration of the last of the patent rights that are subject to the agreement, which is expected to occur in May 2017. This agreement may be terminated by either party upon breach of the agreement that is not cured following 60 days’ written notice, or by us after 90 days’ notice if any patent rights subject to the agreement are found to be invalid so that other parties may practice the technology.

      Non-Exclusive License from Vysis, Inc. In June 1999, we obtained a non-exclusive license from Vysis granting us rights under certain patents covering methods which combine target capture technology with certain nucleic acid amplification methods. In December 2001, Vysis was acquired by Abbott Laboratories, Inc., one of our principal competitors. We paid a license fee and are obligated to make royalty payments based on sales of products incorporating the licensed technology. From inception through March 31, 2002, we have recognized a total of $0.4 million in expenses under this agreement. The agreement terminates upon the expiration of the last of the patent rights that are subject to this agreement, which is expected to occur in July 2015. This agreement may be terminated by Vysis upon breach of the agreement by us that is not cured. The agreement may be terminated by us on written notice to Vysis.

      In December 1999, we initiated litigation in which we sought a declaratory judgment that our products were not covered by the Vysis patents that are the subject of this license and that the patents are invalid and unenforceable. We are continuing to make royalty payments under the license pending final resolution of the litigation.

      Non-Exclusive License with the Public Health Research Institute of The City of New York, Inc. In June 1997, we entered into a royalty bearing non-exclusive license with the Public Health Research Institute of The City of New York, or PHRI, to utilize PHRI’s flourescently labeled NAT technology. Under this agreement, we have worldwide rights to develop, use and market kits in the field of human in vitro diagnostics and food testing. We paid a license fee and agreed to make milestone payments and annual license fee payments and to pay royalties on the net sales price of products incorporating the licensed technology, subject to a minimum annual royalty fee and a reduction in the royalties based on the quantity of sales. From inception through March 31, 2002, we have recognized a total of $0.9 million in expenses under this agreement. This agreement terminates upon the expiration of the last of the patent rights that are subject to this agreement, which is expected to occur in April 2017. This agreement may be terminated by PHRI upon a material breach of the agreement that is not cured following 30 days’ written notice, or by us for any reason following 30 days’ written notice.

Patents and Proprietary Rights

      To establish and protect our proprietary technologies and products, we rely on a combination of patent, copyright, trademark and trade secrets laws, as well as confidentiality provisions in our contracts.

      We have implemented a patent strategy designed to maximize our intellectual property rights. We are pursuing patent coverage in the United States and those foreign countries that are home to the majority of our anticipated customer base. We currently own more than 310 issued United States and foreign patents. In addition, our patent portfolio includes pending patent applications in the United States and corresponding international and foreign filings in major industrial nations.

      United States patents issued from applications filed prior to June 8, 1995 have a term of the longer of 20 years from the earliest priority date or 17 years from issue. United States patents issued from applications filed on or after June 8, 1995 have a term of 20 years from the application filing date or earlier claimed priority. 115 of our issued U.S. patents are based on applications filed prior to June 8, 1995. Our remaining 57 issued U.S. patents were derived from applications filed after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing of the patent application. Because the time from filing to issuance of patent applications is often several years, this process may result in a shortened period of patent protection, which may adversely effect our ability to exclude competitors from our markets. All of our currently issued patents will expire by May 2020. Our continued success will depend to a significant degree upon our ability to develop proprietary products and technologies and to obtain patent coverage for the products and technologies. We intend to continue to file patent applications covering any newly developed products and technologies.

      We also rely in part on trade secret protection of our intellectual property. We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. The source code for our proprietary software is protected both as a trade secret and as copyrighted work. Our employees also sign agreements requiring that they assign to us their interests in inventions and original expressions and any corresponding patents and copyrights arising from their work for us. However, it is possible that these agreements may be breached, invalidated or rendered unenforceable, and if so, there may not be an adequate corrective remedy available.

Competition

      The medical diagnostics and biotechnology industries are subject to intense competition. Our competitors in the United States and abroad are numerous and include, among others, diagnostic, health care, pharmaceutical and biotechnology companies. Our major competitors in the market for NAT diagnostics include F. Hoffmann-La Roche Ltd. and its subsidiary Roche Molecular Diagnostics, Abbott Laboratories and Becton Dickinson. All of these companies are manufacturers of laboratory-based tests and instruments for the NAT market and we believe that all of these companies are developing automated systems similar to our TIGRIS instrument. We believe the primary competitive factors in the market for NAT diagnostics are sensitivity, specificity, ease of use, potential for automation, cost, proprietary position, regulatory approvals and compliance and availability of appropriate reimbursement.

      These competitors have substantially greater financial, technical, research and other resources and larger, more established marketing, sales, distribution and service organizations than us. Moreover, these competitors offer broader product lines and have greater brand recognition than we do, and offer price discounts as a competitive tactic. In addition, there can be no assurance that competitors, many of which have made substantial investments in competing technologies, will not prevent, limit or interfere with our ability to make, use or sell our products either in the United States or in international markets.

      In the markets for clinical diagnostic products, a number of competitors, including F. Hoffmann-La Roche Ltd. and its subsidiary Roche Molecular Diagnostics, Abbott Laboratories, Becton Dickinson and bioMérieux, compete with us for the majority of product sales, primarily on the basis of technology, quality, reputation, accuracy, ease of use, price, reliability, the timing of new product introductions and product line offerings. In markets outside of the United States, other factors, including local distribution systems, complex regulatory environments and differing medical philosophies and product preferences, influence competition as well. In the areas of NAT diagnostics for STDs, Roche Molecular Systems, Abbott Laboratories and Becton Dickinson currently have FDA-approved tests for gonorrhea and chlamydia infection utilizing amplification technology. Although we believe that the APTIMA Combo 2 test has commercial advantages over the competing tests from Roche Molecular Systems, Abbott Laboratories and Becton Dickinson, these competitors and potential competitors may be able to develop technologies that are as effective as, or more effective or easier to interpret than, those offered by us, which would render our products uncompetitive or obsolete.

      In the market for blood screening products, our primary competitor is Roche Molecular Diagnostics. We also compete with assays developed internally by blood collection centers and laboratories based on PCR technology, an HCV antigen assay marketed by Ortho Clinical Diagnostics, a subsidiary of Johnson & Johnson, and immunoassay products from Abbott Laboratories. In the future, our blood screening products may compete with viral inactivation technologies and blood substitutes.

      Chiron, with whom we have entered into a collaboration for our blood screening products, retains certain rights to grant licenses of the patents related to HCV to third parties. Chiron has granted a license to Roche Molecular Diagnostics in the blood screening field and has granted licenses to other companies in the clinical diagnostic field. To the extent that Chiron grants additional licenses, further competition will be created for sales of HCV assays and such licenses may affect the price that can be charged for our products.

Government Regulation

      Our clinical diagnostic products generally are classified in the United States as “devices” and are regulated by the FDA’s Center for Devices and Radiological Health. Our blood screening products generally are classified in the United States as “biologics” and are regulated by the FDA’s Center for Biologics Evaluation and Research. The FDA also has the authority to revoke previously granted marketing authorizations. To date, we have received FDA approvals for more than 40 products that detect a wide variety of infectious microorganisms, including FDA approval in February 2002 of our BLA for our HIV-1/ HCV blood screening assay.

      For us to market our clinical diagnostic products as medical devices in the United States, we generally must first obtain clearance from the FDA pursuant to Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or FFDCA. If we modify our products that already have received FDA clearance, the FDA may require us to submit a separate 510(k) or premarket approval application, or PMA, for the modified product before we are permitted to market it in the U.S. In addition, if we develop products in the future that are not considered to be substantially equivalent to a legally marketed device, we will be required to obtain FDA approval by submitting a PMA.

      By regulation, the FDA is required to clear a 510(k) within 90 days of submission of the application. As a practical matter, clearance often takes longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not “substantially equivalent,” the device sponsor must then fulfill much more rigorous premarketing requirements.

      The PMA process is much more demanding than the 510(k) premarket notification process. A PMA application, which is intended to demonstrate that the device is safe and effective, must be supported by extensive data, including data from preclinical studies and human clinical trials and existing research material, and must contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed labeling. The FDA has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period of time, up to several years. In approving a PMA application or clearing a 510(k) application, the FDA also may require some form of post-market surveillance, whereby the manufacturer follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

      When FDA approval of a device requires human clinical trials, and if the device presents a “significant risk” (as defined by the FDA) to human health, the device sponsor is required to file an investigational device exemption, or IDE, application with the FDA and obtain IDE approval prior to commencing the human clinical trial. If the device is considered a “non-significant” risk, IDE submission to FDA is not required. Instead, only approval from the Institutional Review Board overseeing the clinical trial is required.

      Clinical trials must be conducted in accordance with Good Clinical Practice under protocols submitted to the FDA. Our clinical department has comprehensive experience with clinical trials of NAT products. During 2000, our clinical staff successfully conducted clinical trials for the APTIMA Combo 2 assay, leading to the May 2001 approval of the product by the FDA.

      After the FDA permits a device to enter commercial distribution, numerous regulatory requirements apply. These include:

•	the Quality System Regulation, which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process,

•	labeling regulations,

•	the FDA’s general prohibition against promoting products for unapproved or “off-label” uses, and

•	the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to reoccur.

Failure to comply with the applicable U.S. medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspension of production, the FDA’s refusal to grant future premarket clearances or approvals, withdrawals or suspensions of current product applications, and criminal prosecution.

      Our blood screening products also are subject to extensive pre- and post-market regulation as biologics by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising, and promotion of the products under the FFDCA and the Public Health Services Act, and by comparable agencies in most foreign countries. The process required by the FDA before a biologic may be marketed in the U.S. generally involves the following:

•	completion of preclinical laboratory testing,

•	submission of an IND, which must become effective before clinical trials may begin, and

•	performance of adequate and well controlled human clinical trials to establish the safety and efficacy of the proposed biologic’s intended use.

The FDA requires approval of a BLA before a biologic may be legally marketed in the U.S. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which we will have exclusive rights to exploit them.

      Our clinical trial programs for blood screening products were developed in conjunction with our primary end users, the American Red Cross, America’s Blood Centers and American Independent Blood Centers. Pivotal clinical trials of the HIV-1/ HCV blood screening assay were completed in 2000, and our BLA was approved in February 2002.

      The results of product development and human studies are submitted to the FDA as part of the BLA. The BLA also must contain extensive manufacturing information. The FDA may approve or disapprove a BLA if applicable FDA regulatory criteria are not satisfied or it may require additional clinical data. Once approved, the FDA may withdraw the product approval if compliance with post-market regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require post-marketing studies to monitor the effect of approved products, and may limit further marketing of the product based on the results of these post-market studies. The FDA has broad post-market regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products and withdraw approvals.

      Satisfaction of FDA pre-market approval requirements for biologics typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

      With respect to post-market product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote biologics, which include, among others, standards and regulations for direct-to-consumer advertising, off-label promotion, industry sponsored scientific and educational activities, and promotional activities involving the Internet. The FDA has broad enforcement authority under the FFDCA, and failure to abide by applicable FDA regulations can result in penalties including the issuance of a warning letter directing the entity to correct deviations from FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA, and state and federal civil and criminal investigations and prosecutions.

      We and all of our contract manufacturers are subject to periodic inspection by the FDA and other authorities where applicable, and are required to comply with the applicable FDA current Good Manufacturing Practice regulations. Good Manufacturing Practice regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation, and provide for manufacturing facilities inspected by the FDA. Manufacturers of biologics also must comply with the FDA’s general biological product standards. Failure to comply with the statutory and regulatory requirements would subject the manufacturer to possible legal or regulatory action, such as suspension of manufacturing, seizure of product or voluntary recall of a product. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restriction through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

      Outside the United States, our ability to market our products is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, we apply for foreign marketing authorizations at a national level, although within the European Union registration procedures are available to companies wishing to market a product in more than one European union member state.

      We are also subject to various state and local laws and regulations in the United States relating to laboratory practices and the protection of the environment. In each of these areas, as above, regulatory agencies have broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals, any one or more of which could have a material adverse effect upon us. In addition, in the course of our business, we handle, store and dispose of chemicals. The environmental laws and regulations applicable to our operations include provisions that regulate the discharge of materials in the environment. Usually these environmental laws and regulations impose “strict liability,” rendering a person liable without regard to negligence or fault on the part of, or conditions caused by, others. We have not been required to expend material amounts in connection with our efforts to comply with environment requirements. Because the requirements imposed by these laws and regulation frequently change, we are unable to predict the cost of compliance with these requirements in the future, or the effect of these laws on our capital expenditures, results of operations or competitive positions.

Manufacturing and Raw Materials

      We have two state-of-the-art manufacturing facilities. Our manufacturing facility in San Diego, California is dedicated to producing our clinical diagnostic products and provides us with highly flexible and cost effective manufacturing capabilities. In 1999, we completed a manufacturing facility located in Rancho Bernardo, California for the manufacture of our blood screening products. This facility meets the strict standards set by the FDA’s Center for Biologics Evaluation and Research for the production of blood screening products. We built this facility with the capability to expand its operations to include production of additional assays for the blood screening market and organ transplant testing market. This facility has the capacity to produce sufficient tests to satisfy global demand for these blood screening assays. We believe that our current manufacturing facilities provide us with capacity to meet the needs of our anticipated growth.

      We store our finished products at our warehouses in our manufacturing facilities. Some of our products must be stored in industrial refrigeration or freezer units which are on site. We ship our products under ambient, refrigerated or frozen conditions, as necessary, through third-party service providers.

      We rely on one third party manufacturer for the production of each of our instrument product lines. For example, KMC Systems is our only manufacturer of the TIGRIS instrument. MGM Instruments is our only manufacturer of our LEADER series of luminometers. We have no firm long-term commitments from KMC Systems, MGM Instruments or any of our other manufacturers to supply products to us for any specific period, or in any specific quantity, except as may be provided in a particular purchase order.

      We use a diverse and broad range of raw materials in the design, development and manufacturing of our products. Although we produce some of our materials on site at our manufacturing facilities, we purchase most of the materials and components used in manufacturing our products from external suppliers. In addition, we purchase many key raw materials from single source suppliers. For example, our current supplier of key raw materials for our amplified NAT assays, pursuant to a fixed-price contract, is the Roche Molecular Biochemicals Division of Roche Diagnostics GmbH, an affiliate of Roche Molecular Diagnostics, which is one of our primary competitors. We work closely with our suppliers to assure continuity of supply while maintaining high quality and reliability. Although we generally consider and identify alternative suppliers, we do not typically pursue alternative sources due to the strength of our existing supplier relationships.

Quality Systems

      We have implemented modern quality systems and concepts throughout the organization. Our regulatory, clinical and quality systems department supervises our quality systems and is responsible for assuring compliance with all applicable regulations, standards and internal policies. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance.

      Our regulatory, clinical and quality systems department has successfully led us through multiple quality and compliance audits by the FDA, foreign governments and customers. This department also coordinated an audit by The British Standards Institute, leading to our ISO 9001 certification.

Research and Development

      As of March 31, 2002, we had 158 full-time employees in research and development. Our research and development expenses were $12.5 million in the three months ended March 31, 2002 and $53.0 million in 2001, $58.1 million in 2000 and $47.8 million in 1999.

Employees

      As of March 31, 2002, we had 646 full-time employees, of whom 125 hold advanced degrees. 158 were in research and development, 108 were in regulatory, clinical and quality systems, 117 were in sales and marketing, 60 were in general and administrative and 203 were in operations. None of our employees is covered by a collective bargaining agreement, and we consider our relationship with our employees to be good.

Property and Facilities

      Our worldwide headquarters are located in a 262,000 square-foot facility located in San Diego, California. We currently own this facility, and as a result of the merger of Gen-Probe Holding Company, Inc. (formerly known as Chugai Pharma U.S.A., Inc.) into us, we will own the land on which it sits and an adjacent 23-acre parcel. We lease a separate 93,500 square foot manufacturing facility located in Rancho Bernardo, California, which was completed in May 1999. The lease has an original term of 10 years, with three five-year options.

Legal Proceedings

      We are a party to the following litigation and are currently participating in other litigation in the ordinary course of business. We intend to vigorously defend our interests in these matters. We expect that the resolution of these matters will not have a material adverse effect on our business, financial condition or results of operations. However, due to the uncertainties inherent in litigation, no assurance can be given as to the outcome of these proceedings. If any of these matters were resolved in a manner unfavorable to us, our business, financial condition and results of operations would be harmed.

Enzo Biochem, Inc.

      In June 1999, we were sued by Enzo Biochem, Inc. in the United States District Court for the Southern District of New York. Enzo alleged that we, certain of our affiliates, Becton Dickinson, and bioMérieux infringed United States patent no. 4,900,659 through the manufacture and sale of products for the detection of gonorrhea. On January 24, 2001, the district court granted our motion for summary judgment, finding that the ‘659 patent is invalid. Enzo appealed the judgment to the Federal Circuit Court of Appeals. On April 2, 2002, the court of appeals affirmed the district court’s decision. Enzo has filed a request with the court of appeals for a rehearing en banc.

Hoffman-La Roche Inc.

      On May 18, 1999, we filed a declaratory relief action in Italy against Roche, seeking to have the Italian portion of European patent no. 0505012 declared invalid and seeking a cross-border declaration that the claims of the ‘012 patent are not infringed by our TMA method. We also opposed the patent in the Opposition Division of the European Patent Office. The ‘012 patent claims invention of certain nucleic acid amplification technology that could arguably be asserted to cover technology incorporated into our amplified NAT assays. At a hearing before the EPO Opposition Division on February 15, 2001, Roche agreed to amend the claims of the patent to limit those claims to Roche’s polymerase chain reaction method of amplification and the Opposition Division thereafter denied our objection to the amended claims. We intend to file an appeal to the Technical Board of Appeal. Additionally, we intend to continue to prosecute the Italian lawsuit seeking a declaration that the ‘012 patent is not valid and does not cover our TMA methods. Roche owns several United States patents claiming subject matter related to that of the ‘012 patent. While we believe that the relevant claims of these United States patents are invalid and may not be properly interpreted to cover our products, there can be no assurance that Roche will not attempt to assert these patents against our amplified products.

     Vysis, Inc.

      In December 1999, we initiated litigation against Vysis, seeking a declaratory judgment that our products were not covered by the Vysis patents that are the subject of our license with them and that the patents are invalid and unenforceable. We are continuing to make royalty payments under our license with Vysis pending final resolution of the litigation.

     Chiron Corporation

      On February 26, 2001, we commenced an arbitration proceeding against Chiron in connection with the blood screening collaboration. The arbitration related primarily to the propriety of various deductions from gross revenues made by Chiron prior to calculating Gen-Probe’s share of revenues and the parties’ respective shares of revenues received from the American Red Cross prior to FDA approval of the HIV-1/HCV blood screening assay. Other disputed items included the parties’ respective obligations in connection with clinical trials of the HIV-1/HCV blood screening assay and future assays, Chiron’s obligation to purchase blood screening assays in compliance with its forecasts and the parties’ respective obligations with respect to royalties to be paid on a patent license from a third party. During the fourth quarter of 2001, we negotiated a resolution to most of the disputed items, and in January 2002, we received $6.9 million in partial settlement of the claims. During the first quarter of 2002, we recognized $2.4 million of other income upon receipt of payment from Chiron related to the agreed matters, $3.9 million of deferred revenues for advance payments for product to be delivered and $0.6 million for other receivables. The parties continue to negotiate an additional item that is not expected to have a material financial statement impact on us upon final settlement. The arbitration proceedings did not result in any disruption in service to our blood screening customers. We are confident that any future disputes that arise between the companies will be resolved equitably through the dispute resolution procedures contained in the collaboration agreement.

MANAGEMENT

Our Directors, Executive Officers and Key Employees

      We expect that our board of directors following the distribution will be comprised of five to seven directors. In connection with the distribution, a number of non-employee directors, who have not yet been determined, will be elected to the board prior to the distribution date. To the extent additional directors or director designees are identified prior to the distribution date, we will disclose the names of these additional directors or director designees in an amendment to this information statement or in an additional filing on Form 8-K.

      Upon completion of the distribution, our board of directors will be divided into three classes. Approximately one third will be Class 1 directors, with terms expiring at the annual meeting of stockholders to be held in 2003, approximately one third will be Class 2 directors with terms expiring at the annual meeting of stockholders to be held in 2004 and approximately one third will be Class 3 directors with terms expiring at the annual meeting of stockholders to be held in 2005. Commencing with the annual meeting of stockholders to be held in 2003, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years.

      The following table sets forth information as to persons who serve or who are currently expected to serve as our directors, executive officers and key employees immediately following the distribution.

Name	Position	Age

Henry L. Nordhoff	President, Chief Executive Officer and Director	60
Bruce A. Huebner	Executive Vice President, Chief Operating Officer and Director	51
Daniel L. Kacian, Ph.D., M.D.	Senior Vice President and Chief Scientific Officer	55
R. William Bowen	Vice President and General Counsel	49
Niall Conway	Vice President — Operations	56
Glen Paul Freiberg, RAC	Vice President — Regulatory, Clinical and Quality Systems	50
Paul E. Gargan, Ph.D.	Vice President — Business Development and Planning	45
Gurney Lashley	Vice President — Manufacturing, Blood Bank Products	52
Graham Lidgard, Ph.D.	Vice President — Research and Development	53
Mathew Longiaru, Ph.D.	Vice President — Diagnostic Development	50
Lynda A. Merrill	Vice President — Sales	52
Larry Mimms, Ph.D.	Vice President — Development, Blood Bank Products	47
Herm Rosenman	Vice President and Chief Financial Officer	54
Peter R. Shearer	Vice President — Intellectual Property	53
Robin Vedova	Vice President — Human Resources	48

      Henry L. Nordhoff, President, Chief Executive Officer and Director. Mr. Nordhoff joined us in July 1994 as President and Chief Executive Officer. He is also Chairman of Chugai Pharma USA, LLC (the successor to our former sister company Chugai Biopharmaceuticals, Inc.) and a member of the Board of Directors of Chugai Pharmaceutical. Prior to joining us, he was President and Chief Executive Officer of TargeTech, Inc., a gene therapy company that was merged into the Immune Response Corporation. Most of Mr. Nordhoff’s career was spent at Pfizer, Inc. in senior positions in Brussels, Seoul, Tokyo and New York. He received a B.A. in international relations and political economy from Johns Hopkins University and an M.B.A. from Columbia University.

      Bruce A. Huebner, Executive Vice President, Chief Operating Officer and Director. Mr. Huebner joined us as Vice President — Marketing and Sales in 1992 and was promoted to Executive Vice President and Chief Operating Officer in 1996. His 29 years of experience include Vice President, Sales and Marketing at Quidel Corporation, Director of Marketing, Hybritech Inc., which included a two-year assignment in Europe, Director of Marketing at Roche Diagnostics Systems and Regional Sales Manager at Roche Analytical Instruments. He received a B.S. in chemistry from the University of Wisconsin at LaCrosse.

      Daniel L. Kacian, Ph.D., M.D., Senior Vice President and Chief Scientific Officer. Dr. Kacian joined us in 1985 and until 1992 was primarily responsible for directing Research & Development and Regulatory Affairs. From 1980 to 1985, Dr. Kacian was on the faculty of the Department of Pathology and Laboratory Medicine at the University of Pennsylvania and was Director of Clinical Microbiology at the Hospital of the University of Pennsylvania. He received his M.D. in 1978 from the University of Miami and did his internship and residency in laboratory medicine at Washington University and Barnes Hospital in St. Louis. Prior to attending medical school, Dr. Kacian received a B.A. in mathematics from Western Reserve University and a M.S. in microbiology and Ph.D. in molecular genetics from the University of Illinois and served on the faculty of the Department of Human Genetics and Development at Columbia University.

      R. William Bowen, Vice President and General Counsel. Mr. Bowen joined us in 1997 as Vice President and General Counsel. Prior to joining us, he was a business litigation partner with the law firm of Luce, Forward, Hamilton & Scripps in San Diego, California. He received a B.S. in commerce and a J.D. from the University of Virginia.

      Niall Conway, Vice President — Operations. Mr. Conway joined us in July 2000. Prior to that date, Mr. Conway was the Area Vice President for the American Red Cross in Washington D.C. from 1999 until 2000. From 1995 to 1999, Mr. Conway was Vice President — Manufacturing for the American Red Cross. Mr. Conway has worked in the biotechnology industry since 1973 and from 1987 to 1994 he was the Vice President, Manufacturing for Pfizer. He received an M.B.A. from University College in Cork, Ireland and a B.S. in chemical engineering from University College in Dublin, Ireland.

      Glen Paul Freiberg, RAC, Vice President — Regulatory, Clinical and Quality Systems. Mr. Freiberg joined us in April 1998 as Senior Director, Regulatory Affairs and remained in that position until he was named Vice President — Regulatory, Clinical and Quality Systems in August 2001. Prior to joining us, Mr. Freiberg was Vice President of Regulatory, Clinical and Quality Systems for C.R. Bard from 1993 until 1998. Mr. Freiberg previously worked at the FDA as an Investigator in the Boston District. He has held industry positions in areas regulated by three FDA Centers covering Drugs, Biologics and Medical Devices. He has also served three terms as the Industry Representative on FDA Advisory Panels, first for the Clinical Chemistry/ Toxicology and then the Immunology panel. He received a B.A. in biology and an M.A. in microbiology from the University of Colorado, Boulder.

      Paul E. Gargan, Ph.D., Vice President — Business Development and Planning. Dr. Gargan joined us as Vice President, Business Development and Planning in 1997. He was previously President and Chief Scientific Officer at American Biogenetic Sciences. Dr. Gargan’s 15 years experience in the biotechnology industry include five years in research and development and ten years in general management specializing in technology, licensing, strategic partnerships and alliances. He received a B.S. in chemistry and a Ph.D. in biochemistry from Queens University and an M.B.A. from the University of Notre Dame.

      Gurney Lashley, Vice President — Manufacturing, Blood Bank Products. Mr. Lashley joined us in 1994 as Director of Manufacturing. He was promoted to Senior Director, Manufacturing in 1997 and Vice President — Manufacturing, Blood Bank Products in 1999. He has 26 years of experience in the diagnostics and pharmaceutical industries, holding positions in manufacturing, package engineering, manufacturing engineering, planning and materials management. Mr. Lashley’s previous employment included positions at Richardson-Merrell, Becton Dickinson, Macro-Vue and Xoma. He received a B.S. in mathematics from East Carolina University.

      Graham Lidgard, Ph.D., Vice President — Research and Development. Dr. Lidgard joined us in 1995. He has over 25 years of experience in the clinical diagnostic industry. Prior to joining us, Dr. Lidgard was a co-founder of Matritech Inc., a cancer diagnostics company in Massachusetts and held several positions at Corning Medical. He received a B.S. and a Ph.D. in biological chemistry from the University of Manchester.

      Mathew Longiaru, Ph.D., Vice President — Diagnostic Development. Dr. Longiaru joined us in 1991 as Director, Advanced Technology Programs and was promoted to Senior Director, Research and Development in 1996, and Vice President — Diagnostic Development in February 2000. Dr. Longiaru has 20 years of experience in nucleic acid probe diagnostics. Prior to joining us, he held various positions at Roche Diagnostic Systems, including Research Group Leader, Molecular Biology and DNA Probes. Before joining Roche Diagnostic Systems, he was a Post Doctoral Fellow at the Roche Institute of Molecular Biology in the Departments of Cell Biology and Molecular Genetics. He received a B.S. in biology from the City College of New York, an M.S. in microbiology from Long Island University and a Ph.D. in microbiology/immunology from Albert Einstein College of Medicine.

      Lynda A. Merrill, Vice President — Sales. Ms. Merrill joined us as Vice President of Sales in June 1998. She has over 20 years experience in the diagnostics industry, most recently with Boehringer Mannheim Corporation, where she worked in the sales and marketing arena for 13 years, including two years in the United Kingdom as Divisional Director for Boehringer Mannheim’s Diabetes Care, Point of Care Division. Prior to Boehringer Mannheim, she worked at Baker Instruments in Pennsylvania. She received a B.S. in medical technology from Palm Beach Atlantic College and an M.B.A. from the University of Sussex, U.K.

      Larry Mimms, Ph.D., Vice President — Development, Blood Bank Products. Dr. Mimms joined us in 1994 as Director of Research and Development and was promoted to Senior Director, Product Development in 1997 and Vice President — Development, Blood Bank Products in 1999. He has served since 1996 as Principal Investigator for a National Heart, Lung and Blood Contract, developing blood screening assays to detect HIV-1, HCV and HBV. From 1983 until joining us, Dr. Mimms held various positions in the Hepatitis/ AIDS — Business Unit at Abbott Laboratories. He was an NIH postdoctoral fellow at Harvard University in cellular and developmental biology prior to joining Abbott Laboratories. He received a B.S. in chemistry from Davidson College and a Ph.D. in biochemistry from Duke University.

      Herm Rosenman, Vice President and Chief Financial Officer. Mr. Rosenman joined us in June 2001. Prior to joining us, he was President of Ultra Acquisition Corp., a retail chain and consumer product manufacturer, from 1997 to 2000. He was President of RadNet Management, Inc., a large healthcare provider from 1994 to 1997 and prior to that was Chief Financial Officer for Rexene Corp., a Fortune 1000 company in the petrochemicals industry. He was previously a partner at Coopers & Lybrand (now PricewaterhouseCoopers LLC) where he served numerous Fortune 1000 clients, principally in the pharmaceuticals and telecommunications industries. He received a B.B.A. in finance and accounting from Pace University and an M.B.A. in finance from the Wharton School of the University of Pennsylvania.

      Peter R. Shearer, Vice President — Intellectual Property. Mr. Shearer joined us in 1998. Before joining us, he was Chief Patent Counsel from 1987 to 1998 at Scios Inc., a biopharmaceutical company developing therapeutics for the treatment of cardiovascular and renal diseases. From 1983 to 1987, Mr. Shearer was in private law practice as a patent attorney in Washington, D.C. From 1978 to 1983, he served as a Senior Patent Attorney at Hoffmann-LaRoche Inc., where he provided legal services to the Research Division, the Diagnostics Division and the Roche Institute of Molecular Biology. Mr. Shearer started his career as a patent attorney with Union Carbide Corporation in 1975. He received a B.E. in chemical engineering from Stevens Institute of Technology and a J.D. from Seton Hall University School of Law.

      Robin Vedova, Vice President — Human Resources. Ms. Vedova joined us in 1988 as Director of Human Resources and was promoted to Vice President — Human Resources in February 1990. She is an advisor on the University of California, San Diego Biomedical Manufacturing Certification Program, a

member of the American Society for Training and Development and a member of the Society for Human Resources Management. Prior to joining us, Ms. Vedova worked for 10 years in various divisions of Becton Dickinson in Baltimore, Maryland, including as Director, Human Resources with full responsibility for human resources and safety activities. She received a B.A. in management from the University of Phoenix.

Annual Meeting

      Our first annual meeting of stockholders after the distribution is expected to be held in 2003. This will be an annual meeting of stockholders for the election of directors. The annual meeting will be held at our principal office or at such other place or by electronic means as permitted by the laws of the state of Delaware and on such date as may be fixed from time to time by resolution of our board of directors.

Committees of the Board of Directors

      We are governed by our board of directors. Our board of directors will establish a compensation committee, an audit committee and a corporate governance and nominating committee prior to the distribution.

      Compensation Committee. The compensation committee will be comprised solely of directors who are not employees. The functions of this committee include:

•	reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans,

•	exercising authority under our 2000 Equity Participation Plan, and

•	advising and consulting with our officers regarding managerial personnel and development.

      Audit Committee. The audit committee will be comprised solely of directors who are not our employees. The functions of this committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting,

•	meeting with the independent auditors and with internal financial personnel regarding these matters,

•	recommending to our board of directors the appointment of the independent auditors, and

•	reviewing our financing plans and reporting recommendations to our full board for approval and to authorize action.

Both the independent auditors and the internal financial personnel will regularly meet privately with this committee and have unrestricted access to this committee.

      Corporate Governance and Nominating Committee. The corporate governance and nominating committee will be comprised solely of directors who are not employees. Its duties and responsibilities include:

•	reviewing and recommending nominees for election as directors,

•	assessing the performance of the board of directors,

•	developing guidelines for board composition, and

•	reviewing and administering our corporate governance guidelines and considering other issues relating to corporate governance.

Director Compensation

      We currently are reviewing the compensation that we will pay to our non-employee directors following the distribution, but anticipate that our non-employee directors will receive an annual cash retainer similar to that paid to directors of comparable companies. We also anticipate that we will provide non-employee directors an additional cash fee for attending each board meeting, board committee meeting and the annual meeting of stockholders, but will not pay a separate board committee fee if the committee meeting is held on the same day as a board meeting.

Executive Compensation

      The compensation committee will be responsible for administering the compensation program for our executive officers.

      Our executive compensation program will be based upon a pay-for-performance philosophy. Under our program an executive’s compensation is based on three components:

•	base salary,

•	an annual incentive or bonus payment, and

•	long-term incentives, which may include stock options.

      The executive compensation program will be designed to provide value to the executive based on the extent of individual performance, our performance versus budgeted earnings targets and other financial measures, our longer term financial performance and total return to stockholders, including to the extent share price appreciation and reinvested dividends meet, exceed or fall short of expectations. Under this program design, only when expectations are exceeded can incentive payments exceed targeted levels.

      Base Salary. An executive’s base salary is determined by an assessment of her/his sustained performance against her/his individual job responsibilities including, where appropriate, the impact of such performance on our business results, current salary in relation to the salary range designated for the job, experience and potential for advancement.

      Annual Incentives. Payments under our annual performance incentive plan are based on achieving personal and corporate goals. Corporate goals include revenues, profitability and product launches. Use of corporate goals establishes a direct link between the executive’s pay and our financial success. An individual executive’s annual incentive opportunity is generally targeted at 25% of his or her salary.

      Long-Term Incentives. Our long-term incentives will be primarily in the form of stock option awards. The objective of these awards is to advance our longer-term interests and those of our stockholders and to complement incentives tied to annual performance. These awards will provide rewards to executives based upon the creation of incremental stockholder value.

      Stock options will only produce value to executives if the price of our stock appreciates, thereby directly linking the interests of executives with those of stockholders. The number of stock options granted will be based on the grade level of an executive’s position, the executive’s performance in the prior year and the executive’s potential for continued sustained contributions to our success. The executive’s right to the stock options will vest over a four-year period and each option will be exercisable, but only to the extent it has vested, over a ten-year period following its grant. In order to preserve the linkage between the interests of executives and those of stockholders, the executives will be expected to utilize the shares obtained on the exercise of their stock options, after satisfying the cost of exercise and taxes, to establish a significant level of direct ownership. We will establish share ownership expectations for our executives to meet through the exercise of stock option awards.

Summary Compensation Table

      The following table sets forth compensation information for our chief executive officer and our four other executive officers who, based on salary and bonus compensation, were the most highly compensated for the year ended December 31, 2001. No amounts are shown with respect to certain “perquisites” where such amounts do not exceed the lesser of 10% of the sum of the amount in the salary and bonus columns or $50,000. All of the shares subject to options described in this table and the tables that follow have been adjusted to give effect to the merger of Gen-Probe Holding Company into us and the related option adjustment as well as the estimated one-for-three reverse stock split to be effected prior to the distribution. For more information regarding the option adjustment, see “The Distribution — The Reorganization.”

	Annual
	Compensation		Long Term Compensation

			Securities
			Underlying	Payouts	All Other
Name	Salary($)	Bonus($)	Options (#)	LTIP Payouts($)(1)	Compensation($)(2)

Henry L. Nordhoff	$420,000	$300,000	51,918	$49,735	$12,560
President and Chief Executive Officer
Bruce A. Huebner	259,000	81,000	15,933	53,960	4,515
Executive Vice President and Chief Operating Officer
Daniel L. Kacian, Ph.D. M.D.	266,458	80,000	12,362	42,630	6,220
Senior Vice President and Chief Scientific Officer
Niall Conway	251,500	63,000	7,211	3,280	1,042
Vice President — Operations
R. William Bowen	219,583	60,000	6,263	—	4,556
Vice President and General Counsel

(1)	Long-Term Incentive Plan, or LTIP, payouts represent payments pursuant to an incentive compensation plan based on units that were valued based primarily on our sales and revenue performance and the price of Chugai Pharmaceutical common stock. The LTIP was terminated on August 17, 2001.

(2)	Amounts in this column are comprised of life insurance premiums paid by us on behalf of these executive officers and matching payments under our 401(k) plan.

Option Grants in Last Fiscal Year

      The following table sets forth information regarding stock options we granted during the year ended December 31, 2001 to the executive officers named in the Summary Compensation Table above. We granted options to purchase common stock equal to a total of 596,566 shares during 2001 to the executive officers named in the Summary Compensation Table above.

					Potential
					Realizable Value
					of Assumed
					Annual Rates of
					Stock Price
	Number of	Percent of			Appreciation for
	Securities	Options Granted			Option
	Underlying	to Gen-Probe	Exercise		Term($)(1)
	Options	Employees in	Price	Expiration
Name	Granted (#)	Fiscal Year(%)	($/SH)	Date	5%	10%

					(in thousands)
Henry L. Nordhoff	51,918	8.7%	$27.00	8/17/11	$882	$2,234
Bruce A. Huebner	15,933	2.7	27.00	8/17/11	271	686
Daniel L. Kacian, Ph.D, M.D.	12,362	2.1	27.00	8/17/11	210	532
Niall Conway	7,211	1.2	27.00	8/17/11	122	310
R. William Bowen	6,263	1.0	27.00	8/17/11	106	270

(1)	The potential realizable value listed in the table represents hypothetical gains that could be achieved for the options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the options were granted to their expiration date. The 5% and 10% rates of appreciation are provided in accordance with the rules of the SEC and do not represent our estimate or projection of our future stock value. Actual gains, if any, on option exercises will depend on the future performance of our common stock and overall market conditions. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

      The following table sets forth information regarding option exercises in the year ended December 31, 2001 and unexercised stock options held by officers named in the Summary Compensation Table above as of December 31, 2001.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at		In the Money Options
			December 31,		at December 31,
	Shares		2001(#)		2001(1)
	Acquired	Value
Name	on Exercise	Realized	Vested	Unvested	Vested	Unvested

Henry L. Nordhoff	—	—	48,836	112,963	—	—
Bruce A. Huebner	—	—	12,209	31,194	—	—
Daniel L. Kacian, Ph.D, M.D.	—	—	7,936	22,281	—	—
Niall Conway	—	—	5,952	19,115	—	—
R. William Bowen	—	—	4,944	16,153	—	—

(1)	There was no public trading market for our common stock as of December 31, 2001. Accordingly, these values have been calculated based on our board of directors’ determination of the fair market value of the underlying shares as of December 31, 2001 of $27.00 per share, less the applicable exercise price per share, multiplied by the underlying shares.

2000 Equity Participation Plan

      In August 2000, we adopted the 2000 Equity Participation Plan of Gen-Probe Incorporated. The purpose of the 2000 plan is to provide additional incentives to promote our success and the interests of our stockholders and to align the interests of our stockholders, employees, consultants and non-employee directors. As of March 31, 2002, we have granted options to purchase 1,632,666 shares of our common stock under the 2000 plan. These grants of options were made pursuant to Rule 701 under the Securities Act, which exempts issuances of securities under certain written compensatory employee benefit plans. The number of shares subject to outstanding options described in this information statement have been adjusted to give effect to the contemplated merger of Gen-Probe Holding Company, Inc. (formerly known as Chugai Pharma U.S.A., Inc.) into us and the related option adjustment and the estimated one-for-three reverse stock split to be effected prior to the distribution.

      Awards. The 2000 plan authorizes awards of non-qualified stock options and incentive stock options (as defined in Section 422 of the Code), or ISOs. ISOs become exercisable only on or after the first anniversary of the date of grant. All non-qualified stock options that have been granted under the 2000 plan are immediately exercisable, provided that any unvested shares purchased by the participant will be subject to a right of repurchase running in favor of us. An option will expire not more than 10 years after the date of grant.

      Administration. The 2000 plan currently is administered by our board of directors, but it will be administered by the compensation committee following the distribution except that our board of directors will retain administration with respect to awards granted to our non-employee directors. The compensation committee is comprised of three directors, each a “non-employee director” as defined by Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and an “outside director” under Section 162(m) of the Code. In this information statement, we refer to the board or the compensation committee, whichever is administering the 2000 plan, as the “plan administrator.” The plan administrator is authorized to determine the individuals who will receive awards, when they will receive awards, the number of shares subject to each award, the price of the awards granted, the vesting and/or exercisability of the award, payment terms, payment method and the expiration date applicable to each award. The plan administrator has the power to interpret the equity participation plan and to adopt such rules for the administration, interpretation and application of the equity participation plan, to interpret, amend or revoke any such rules and to amend any award agreement, provided that the rights or obligations of the holder of the award that is the subject of any award agreement are not affected adversely.

      Subject to the other provisions of the 2000 plan, the plan administrator has the authority (1) to permit the recipient of any award to pay the purchase price of the award in cash, the delivery of previously owned shares of our common stock, a reduction in the number of shares of our common stock otherwise issuable to the recipient, or a broker assisted cashless exercise, (2) to accelerate the vesting of benefits under an award and (3) to make limited adjustments to an outstanding award and authorize the conversion, succession or substitution of an award.

      Eligibility. Persons eligible to receive awards under the 2000 plan include our employees and employees of any of our direct and indirect majority-owned subsidiaries, and our directors and consultants except that only our employees and employees of any of our direct and indirect majority-owned subsidiaries may be granted ISOs.

      Restrictions on Common Stock. The plan administrator, in its absolute discretion, may impose such restrictions on the ownership and transferability of the shares purchased upon the exercise of an option as it deems appropriate. Any such restriction will be set forth in the applicable option agreement and may be referred to on the certificates evidencing the shares.

      Our forms of ISO agreement and non-qualified stock options agreement provide for rights of repurchase and rights of first purchase running in favor of us. Under our right of repurchase, prior to the time at which our common stock first becomes publicly traded, we may repurchase any shares of common stock purchased pursuant to the exercise of an option within 90 days following the participant’s termination of employment, directorship or consultancy at a price per share equal to the fair market value of a share of common stock. In addition, under our right of first purchase, prior to the date on which the common stock first becomes publicly traded, any shares of common stock purchased pursuant to the exercise of an option may not be sold or otherwise transferred to any other person unless the participant first gives us the opportunity to purchase such shares at a price per share equal to the lesser of the fair market value of a share of common stock or the price per share to be paid by the prospective purchaser or other transferee. Our forms of ISO agreement and non-qualified stock options agreement further provide that the holder of an option (1) may not sell, exchange, transfer, alienate, hypothecate, pledge, encumber or assign the shares of common stock purchased pursuant to the exercise of the option within six months after the date of the purchase of such shares and (2) may not sell, exchange, transfer, alienate, hypothecate, pledge, encumber or assign the shares of common stock purchased pursuant to the exercise of the option to the extent that such shares are subject to the repurchase right or the right of first purchase described above.

      Limits on Awards; Authorized Shares. The aggregate number of shares of stock subject to the 2000 plan is 2,666,667 shares of our common stock.

      Additionally, the aggregate number of shares of our common stock subject to awards that may be granted to any individual in any calendar year under the plan will not exceed 333,333.

      As is customary in incentive plans of this nature, the plan administrator in its discretion may adjust the number and kind of shares available under the 2000 plan, as well as the number of shares subject to outstanding options and the exercise price of outstanding options, in the event of reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, asset sales or other similar events, or extraordinary dividends or distributions of property to the stockholders.

      The 2000 plan will not limit our authority to grant awards or authorize any other compensation, with or without reference to the shares of our common stock, under any other plan.

      The 2000 plan also provides that outstanding options and restricted shares issued upon exercise of non-qualified stock options will automatically vest immediately prior to the occurrence of a “change of control” as defined in the 2000 plan. The contemplated merger of Gen-Probe Holding Company into us and the distribution of shares of Gen-Probe common stock to Chugai Pharmaceutical stockholders will not constitute a change in control for this purpose.

      Stock Options. An option is the right to purchase shares of our common stock at a future date at a specified price, which is known as the option price. The option price per share may be no less than 100% of the fair market value of a share on the date of grant. However, in the case of ISOs granted to an individual owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of our stock or any subsidiary or parent corporation of ours, the option price may be no less than 110% of the fair market value of a share on the date of the grant.

      An option may either be an ISO or a nonqualified stock option. ISO benefits are taxed differently from nonqualified stock options. ISOs are also subject to more restrictive terms and are limited in amount by the Code and the 2000 plan. Full payment for shares purchased on the exercise of any option must be made at the time of exercise in a manner approved by the plan administrator.

      Termination of or Changes to the 2000 Plan. Our board may amend or terminate the 2000 plan at any time and in any manner. Unless required by applicable law or deemed necessary or advisable by our board, stockholder approval for any amendment will not be required. In no event may any options be granted under the plan after the earlier of (1) the expiration of 10 years from the date the plan is adopted by our board or (2) expiration of 10 years from the date the plan is approved by our stockholders. Outstanding awards may be amended, subject, however, to the consent of the holder if the amendment adversely affects the holder.

Employment Agreements

      We have entered into an employment agreement with our President and Chief Executive Officer, Henry L. Nordhoff, which specifies the terms and conditions of his employment. Mr. Nordhoff’s base salary is set by the agreement and can be increased from time to time at the discretion of the board of directors (or the compensation committee). Mr. Nordhoff’s salary may not be reduced under the agreement without his consent. Mr. Nordhoff’s bonus compensation is determined by the board of directors at its discretion. We provide Mr. Nordhoff with a term life insurance policy providing for payment of $1 million to his designated beneficiaries and pay annual club dues on his behalf. Mr. Nordhoff is eligible to participate in our retirement, stock option, insurance and similar plans as in effect from time to time. In the event that we terminate Mr. Nordhoff’s employment without cause, he will receive severance in the form of one lump sum payment equal to 6 months salary and continued compensation for up to 6 months, with both the lump sum payment and the continued compensation to be at the salary rate paid him at the time of his termination plus COBRA costs.

      We have entered into a change of control agreement with our Vice President and Chief Financial Officer, Herm Rosenman, which provides that in the event that Mr. Rosenman’s employment is terminated prior to June 2002 without cause, including due to a change in control, he will receive severance in the form of continued compensation, at the salary rate paid him at the time of his termination plus COBRA costs, for a period not to exceed six months.

      None of our other officers has entered into an employment agreement with us.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      In June 1995, we entered into a cross-license agreement with Chugai Biopharmaceuticals, Inc., a subsidiary of Chugai Pharmaceutical and predecessor to Chugai Pharma USA, LLC, pursuant to which we granted Chugai Biopharmaceuticals an exclusive, royalty-free license to our HPA technology in the therapeutics field and received an exclusive, royalty-free license to certain Chugai Biopharmaceuticals technology for use in fields other than the therapeutics field. From inception through March 31, 2002, we have recognized $1.3 million in revenue and $2.1 million in expenses under this agreement. In April 2002, we and Chugai Pharma USA, LLC entered into an agreement terminating the cross-license agreement.

      In May 1997, Chugai Pharmaceutical guaranteed our senior notes in the original principal amount of $14.0 million, with $12.0 million outstanding as of March 31, 2002. The notes bear interest at 7.68%, payable semi-annually. Principal in the amount of $2.0 million is due on May 1 of each year from 2002 through 2007. These notes relate to the financing of our headquarters and manufacturing facility. Under the terms of the separation and distribution agreement, we have agreed to repay, on or prior to the distribution date, the whole amount of these notes then outstanding in the event that we are unable to obtain the release of Chugai Pharmaceutical as a guarantor of our liabilities under these notes. In connection with the distribution, we expect to refinance the $12.0 million of notes payable with a new term loan from a bank. The terms of the notes payable require us to “make-whole” the note holders upon early repayment of the debt, based upon the prevailing interest rates. We anticipate that, in addition to repayment of the $12.0 million, we will incur a make-whole payment of approximately $1.0 million.

      In June 1997, we entered into a ground lease with Gen-Probe Holding Company, Inc. (formerly known as Chugai Pharma U.S.A., Inc.), our direct parent, pursuant to which we leased property on which we constructed our facility at 10210 Genetic Center Drive, San Diego, California. The lease was for a term of approximately 34 years at a base net rental of $525,260 per year. From inception through March 31, 2002, we have recognized $2.5 million in lease expenses. Following the contemplated merger of Gen-Probe Holding Company into us, we will own the land and the ground lease will terminate.

      In September 1998, we entered into a distribution agreement with Chugai Diagnostics Science Co., Ltd., currently a subsidiary of Chugai Pharmaceutical, for the distribution of our microbial non-viral diagnostic products in Japan. From inception through March 31, 2002, we have recognized $11.0 million in sales revenue under this agreement. Sales by Chugai Diagnostics Science comprised of 2.4% of our 2001 revenues.

      In July 2001, we entered into a license agreement with Chugai Diagnostics Science. The license agreement has an initial term of 10 years, with automatic renewals for consecutive one year terms unless one party gives the other party notice 90 days prior to the end of the current term. Under the terms of this agreement, we granted Chugai Diagnostics Science a non-exclusive license for Japan in the field of human clinical diagnostics to various of our proprietary technologies, including TMA technology and HPA technology. All rights and title to any discovery, invention or improvement made by Chugai Diagnostics Science as a result of access to our patent rights licensed under the agreement belong solely to Chugai Diagnostics Science. We received a license fee and a royalty payment for sales made prior to the effective date of the agreement and will receive royalty payments in respect of any products incorporating the licensed technology or developed and commercialized by Chugai Diagnostics Science until the expiration of our patents related to these products, which is expected to occur in December of 2020. From inception through March 31, 2002, we have recognized a total of $2.2 million in license and royalty revenue under this agreement. This agreement may be terminated by either party upon a breach of the agreement that is not cured. We also received rights to distribute outside of Japan products developed by Chugai Diagnostics Science under the license. In May 2002, Chugai Pharmaceutical announced that it had entered into an agreement to sell Chugai Diagnostics to Fujirebo Inc. We do not anticipate that the sale will have a material effect on our license or distribution agreement with Chugai Diagnostics.

      We own a 17% interest in Molecular Light Technology Research Ltd., from whom we hold an exclusive sublicense for certain chemiluminescence technology. From January 1, 1991 to March 31, 2002, we recognized a total of $0.3 million in revenue and $15.5 million in expenses under this sublicense.

      We believe that all of the transactions described above were on terms at least as favorable to us as they would have been had we entered into those transactions with unaffiliated third parties.

THE DISTRIBUTION

General

      The board of directors of Chugai Pharmaceutical has approved, subject to shareholder approval of Chugai Pharmaceutical’s merger with Nippon Roche Kabushiki Kaisha, a subsidiary of Roche Pharmholding B.V., the reduction in Chugai’s capital and capital reserves and other conditions, the distribution of all of the outstanding shares of our common stock to Chugai Pharmaceutical’s shareholders. In the distribution, each registered holder of Chugai Pharmaceutical common stock will receive 0.086 shares of Gen-Probe common stock for each share of Chugai Pharmaceutical common stock held by that shareholder on July 31, 2002, the record date for the distribution. Prior to the distribution, Gen-Probe will make an adjustment to the estimated one-for-three reverse split of its common stock so that the number of shares of Gen-Probe common stock outstanding and held by Chugai Pharmaceutical will equal the number of shares to be distributed (including fractional shares) based on the distribution ratio and the actual number of shares of Chugai Pharmaceutical common stock outstanding on July 31, 2002 (excluding treasury shares). On March 31, 2002, there were 252,024,072 shares of Chugai Pharmaceutical common stock outstanding (excluding 44,492 shares held in the treasury of Chugai Pharmaceutical). Based on the conversion prices in effect on March 31, 2002, an additional 54,562,926 shares of Chugai Pharmaceutical common stock were issuable pursuant to Chugai Pharmaceutical convertible bonds, and may be issued between March 31, 2002 and July 31, 2002 upon conversion of the bonds at the election of the holders. Other than the convertible bonds, no other securities or rights are outstanding pursuant to which shares of Chugai Pharmaceutical common stock may be issued on or prior to July 31, 2002. It is expected that on July 31, 2002 Chugai Pharmaceutical will not hold any shares of its common stock in its treasury.

      Based on the number of shares of Chugai Pharmaceutical common stock outstanding on March 31, 2002, each registered holder of Chugai Pharmaceutical common stock would receive ¥49.575 in cash for every share of Chugai Pharmaceutical common stock held on the record date. The actual amount of the cash distribution will depend on the number of shares of Chugai Pharmaceutical common stock outstanding on the record date. Unless you are subject to Japanese withholding tax at a rate less than 20% by reason of a treaty or otherwise, Chugai Pharmaceutical will withhold all of the cash portion of the distribution and pay this amount to the Japanese taxing authorities on your behalf, and no cash actually will be delivered to you except for payments in lieu of fractional shares. The shares of our common stock to be received by Chugai Pharmaceutical’s shareholders in the distribution are not consideration to be received in the merger of Chugai Pharmaceutical with Nippon Roche.

The Reorganization

      In March 2002, Chugai Pharma U.S.A., Inc., our direct parent company, commenced a reorganization that will result in our becoming a wholly owned subsidiary of Chugai Pharmaceutical. To date, the reorganization has involved the following steps:

•	Chugai Pharmaceutical formed a new wholly owned subsidiary, Chugai USA, Inc.,

•	Chugai Pharma U.S.A., Inc. transferred and assigned to Chugai USA, Inc. a real estate lease and certain other assets,

•	Chugai Biopharmaceuticals, Inc., another subsidiary of Chugai Pharma U.S.A., Inc., converted to a Delaware limited liability company, Chugai Biopharmaceuticals, LLC,

•	Chugai Pharma U.S.A., Inc. sold all of the outstanding membership interests in Chugai Biopharmaceuticals, LLC to Chugai USA, Inc.,

•	Chugai Pharmaceutical made a cash contribution to Chugai Pharma U.S.A., Inc., so that following the contribution Chugai Pharma U.S.A., Inc. had $75 million of cash,

•	Chugai Pharma U.S.A., Inc. changed its name to Gen-Probe Holding Company, Inc., and

•	Chugai Biopharmaceuticals, LLC changed its name to Chugai Pharma USA, LLC.

      Prior to the distribution, Gen-Probe Holding Company will merge into us. As a result, we will acquire $75 million of cash and 37 acres of land and land improvements in San Diego, California under and adjacent to our headquarters building. We will not issue additional shares of our common stock in excess of the number of shares currently owned by Gen-Probe Holding Company to Chugai Pharmaceutical to reflect the cash and land we will receive in the merger of Gen-Probe Holding into us. Instead, we will adjust all outstanding options to purchase our common stock in connection with the merger. The number of shares subject to each option will be reduced by a factor of .8241-for-one to recognize the contribution of cash and land to us through the merger. Although the adjustment will result in a reduction in option holders’ aggregate ownership stake in us relative to Chugai Pharmaceutical’s ownership stake, the reduction will be in proportion to the reduction that would have resulted from our issuance of additional shares of common stock to Chugai Pharmaceutical in connection with the merger had such shares actually been issued. All of the shares subject to options described in this information statement (other than share and per share amounts described in our historical financial statements) have been adjusted to give effect to the merger and related option adjustment and the estimated one-for-three reverse stock split to be effected prior to the distribution.

      The following diagrams show our corporate structure (other than our subsidiaries) before and after the reorganization:

After the distribution, Chugai Pharmaceutical will no longer own any interest in us.

Manner of Effecting the Distribution

      The general terms and conditions relating to the distribution are set forth in the separation and distribution agreement between us and Chugai Pharmaceutical. Under the separation and distribution agreement, the distribution will be effective at 11:59 p.m. Eastern Standard Time on the distribution date, which we expect to be on or about September 15, 2002. For most Chugai Pharmaceutical shareholders as of the record date whose share are registered in their own names, our transfer agent will credit their shares of Gen-Probe common stock to book entry direct registration accounts established to hold its Gen-Probe common stock. Our distribution agent will send each registered shareholder a statement reflecting their Gen-Probe common stock ownership. Direct registration book entry refers to a method of recording stock ownership in our records in which physical certificates are only available upon request. Shareholders who own Chugai Pharmaceutical common stock through a broker or other nominee may contact their broker or nominee to make arrangements for the transfer of shares of Gen-Probe common stock received in the distribution to their brokerage account. For more information, see “— Direct Registration System” below. As further discussed below, fractional shares will not be distributed.

      CHUGAI PHARMACEUTICAL SHAREHOLDERS WILL NOT BE REQUIRED TO PAY FOR SHARES OF OUR COMMON STOCK RECEIVED IN THE DISTRIBUTION OR TO SURRENDER OR EXCHANGE SHARES OF CHUGAI PHARMACEUTICAL COMMON STOCK TO RECEIVE OUR COMMON STOCK.

      Fractional shares of our common stock will not be issued to Chugai Pharmaceutical shareholders as part of the distribution nor credited to book entry accounts. Instead, the distribution agent will as soon as practicable on or after the distribution date aggregate fractional shares of our common stock held by holders of record into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate sale proceeds ratably to shareholders who would otherwise be entitled to receive fractional shares. The amount of this payment will depend on the prices at which the aggregated fractional shares of our common stock are sold by the distribution agent in the open market shortly after the distribution date. Although we expect these sale proceeds to be in U.S. dollars, we expect to convert amounts payable to shareholders to Japanese yen. We will be responsible for any payment of brokerage fees and commissions. The amount of these brokerage fees and commissions are not expected to be material to us.

      The cash distribution made by Chugai Pharmaceutical is intended to be in an amount sufficient to cover the Japanese withholding tax on the distribution of our common stock and the cash distribution assuming a 20% withholding tax rate applies. For an explanation of the tax consequences of the distribution, please see “Certain United States Federal and Japanese Tax Considerations — United States Tax Consequences.”

      To be entitled to receive shares of our common stock in the distribution, Chugai Pharmaceutical shareholders must be registered shareholders at the close of business (Tokyo time) on the record date, July 31, 2002.

      Because the distribution will be effected in the manner described above, many of our shareholders may hold odd lots or blocks of less than 100 of our shares. An investor selling an odd lot may be required to pay a higher brokerage fee and commission rate than an investor selling round lots or blocks of 100 shares, but a shareholder selling an odd lot through the services of our transfer agent (see “Direct Registration System”) will pay the same brokerage fee and commission as an investor selling round lots or blocks of 100 shares.

Direct Registration System

      We will have a direct registration (book entry) program with respect to record ownership of our common stock. Direct registration is a form of record keeping that allows shares to be owned, reported and transferred electronically without having a physical stock certificate issued. Persons who acquire shares of our common stock will not receive a physical stock certificate (unless certificates are specifically requested); rather, ownership of the shares is recorded in the names of such persons electronically on our books and records. Direct registration is intended to alleviate problems relating to stolen, misplaced or lost stock certificates and to reduce the paperwork relating to the transfer of ownership of our common stock.

      Under direct registration, the voting, dividend and other rights and benefits of holders of our common stock remain the same as with holders of certificates.

      At or about the time of the distribution, we will mail to registered Chugai Pharmaceutical shareholders as of the record date a statement confirming the issuance to them of the appropriate number of shares of our common stock through direct registration. Shareholders who continue to hold their shares in direct registration will receive, at a minimum, an annual account statement of their holdings of Gen-Probe common stock in the direct registration system. Shareholders who desire a physical stock certificate evidencing their Gen-Probe common stock can arrange to have a certificate issued by making a request to the transfer agent, Mellon Investor Services, LLC.

      To utilize the services of a stock broker to sell their shares, shareholders holding their shares through direct registration must first arrange to transfer their shares to their account at their broker.

      Shareholders who have an account with a broker that is a member of (or has a correspondent relationship with) the Depository Trust Company may use one of three methods to arrange for transfer of their shares from their direct registration account to their brokerage account:

Method One. A shareholder may provide his broker with his personal account information contained in his direct registration statement and request that the broker initiate a transfer of the shares through the direct registration system to the broker.

Method Two. A shareholder may complete a “Broker-Dealer Authorization Form” and deliver that document to our transfer agent. The transfer agent will add appropriate stock broker information to the direct registration account so that the shareholder may by telephone or in writing transfer his shares from his direct registration account to his brokerage account.

Method Three. Gen-Probe shares may also be transferred from a shareholder’s direct registration account to his brokerage account by requesting issuance of a physical certificate and delivering the certificate to the broker.

      Methods One through Three are not expected to be generally available to Japanese resident shareholders.

      Shares of our common stock owned through direct registration may be sold or transferred through the services of the Mellon Bank N.A., an affiliate of our transfer agent, Mellon Investor Services, LLC. Sales will be made through the transfer agent when practicable, but at least once each week. The transfer agent cannot accept instructions to sell shares on a specific day or at a specific price. The price per share will be the average price per share of all of our common stock sold during the period by the transfer agent for holders of book entry shares. This method of selling shares is not generally available to Japanese resident shareholders as a result of the Foreign Securities Firms Law of Japan.

      For a shareholder who is a resident of Japan, Japanese law generally requires that shares of our common stock owned through the direct registration system must be sold and transferred through a brokerage firm licensed in Japan. Before selling shares of our common stock, a Japanese resident generally must first open a foreign securities trading account with a brokerage firm licensed in Japan having a U.S. custodian that is a member of (or has correspondent relationship with) the Depository Trust Company, and transfer his, her or its shares to such account at such brokerage firm through the direct registration system or by executing a Broker-Dealer Authorization Form. As a result of the requirement that shares held by Japanese residents be sold and transferred through a brokerage firm licensed in Japan, Japanese residents receiving shares of Gen-Probe common stock in the distribution may experience delays in selling their shares.

Reasons for the Distribution

      Chugai Pharmaceutical has entered into an agreement with Roche Pharmholding B.V. whereby Chugai Pharmaceutical’s and Nippon Roche’s businesses will be combined and Roche Pharmholding will acquire a controlling interest in Chugai Pharmaceutical. Nippon Roche will merge into Chugai Pharmaceutical under Japanese law, with Roche Pharmholding receiving Chugai Pharmaceutical common stock in the merger. Prior to the merger, Roche Pharmholding will make a tender offer to purchase Chugai Pharmaceutical shares, representing approximately 10% of the currently outstanding shares, from Chugai Pharmaceutical’s current public shareholders and may also purchase newly issued shares of Chugai Pharmaceutical common stock from Chugai Pharmaceutical for cash, with the result that upon completion of the transactions Roche Pharmholding will own 50.1% of the outstanding stock of Chugai Pharmaceutical.

      Chugai Pharmaceutical and Roche Pharmholding have concluded that unless Chugai Pharmaceutical disposes of its interest in us, their proposed transactions could raise serious antitrust concerns that would entail a protracted investigation of uncertain outcome by United States antitrust authorities, potentially resulting in a requirement to divest Gen-Probe. These concerns arise from the fact that Gen-Probe and one or more subsidiaries of Roche Pharmholding’s corporate parent, Roche Holding Ltd., are important existing innovators and suppliers of diagnostic and blood screening technologies and products both in the United States and elsewhere. Therefore, in order to enable the parties to effect the proposed transactions without undue delay and risk of having the transaction blocked, Chugai Pharmaceutical and Roche Pharmholding determined that Chugai Pharmaceutical should divest itself of its interest in Gen-Probe prior to the completion of the transactions between Chugai Pharmaceutical and Roche Pharmholding. Chugai Pharmaceutical determined that effecting the divesture through the spin-off of Gen-Probe through a stock distribution was the most advantageous alternative for Chugai Pharmaceutical’s shareholders.

Results of the Distribution

      After the distribution, we will be an independent public company owning and operating our clinical diagnostics and blood screening business. Immediately after the distribution, we expect to have approximately 21,000 holders of shares of our common stock and approximately 21,666,666 shares of our common stock outstanding, assuming no exercise of outstanding stock options. The actual number of shares to be distributed will be determined on the record date based on the number of shares of Chugai Pharmaceutical common stock outstanding on the record date.

      For information regarding options to purchase our common stock that are currently outstanding and will be outstanding after the distribution, please see “Management.” Prior to the distribution, we will enter into agreements with Chugai Pharmaceutical and Chugai Pharma USA, LLC (the successor to our former sister company Chugai Biopharmaceuticals, Inc.) in connection with, among other things, tax indemnities. For a more detailed description of these agreements, please see “Arrangements among Chugai Pharmaceutical, Its Affiliates and Gen-Probe.”

      The distribution will not affect the number of outstanding shares of Chugai Pharmaceutical common stock or any rights of Chugai Pharmaceutical shareholders.

Listing and Trading of Our Common Stock

      There is not currently a public market for our common stock. We have applied for quotation and trading of common stock on the Nasdaq National Market in the United States. We anticipate that trading will commence on a when-issued basis prior to the distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. We expect that on the first trading day following the distribution date, when-issued trading in our common stock will end and regular-way trading will begin, but when-issued trading may continue for a limited period following the distribution date if sufficient shares are not available for trading immediately following the distribution. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction.

      We cannot assure you as to the price at which our common stock will trade before, on or after the distribution date. Although the price at which our stock trades may fluctuate significantly until our common stock is fully distributed and an orderly market develops, we believe the presence of a when-issued trading market may have a stabilizing effect on the price of our common stock following the distribution. In addition, the combined trading prices of our common stock and Chugai Pharmaceutical common stock held by stockholders after the distribution may be less than, equal to or greater than the trading price of Chugai Pharmaceutical common stock prior to the distribution.

      The shares distributed to Chugai Pharmaceutical shareholders will be freely transferable except for shares received by people who may have a special relationship or affiliation with us. People who may be considered our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us. This may include some or all of our officers and directors. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

Reason for Supplying this Information Statement

      This information statement is being supplied by Chugai Pharmaceutical solely to provide information to shareholders of Chugai Pharmaceutical who will receive shares of Gen-Probe’s common stock in the distribution. It is not to be construed as an inducement or encouragement to buy or sell any of Gen-Probe’s securities. The information contained in this information statement is believed by Gen-Probe to be accurate as of the date set forth on its cover. Changes may occur after that date and Gen-Probe will not update the information except in the normal course of its respective public disclosure obligations and practices.

CERTAIN UNITED STATES FEDERAL AND

JAPANESE TAX CONSIDERATIONS

      The following is a summary of certain United States federal and Japanese tax consequences of the receipt in the distribution, the ownership and the disposition of Gen-Probe common stock. A “United States Holder” is a beneficial owner of Chugai Pharmaceutical stock that receives Gen-Probe common stock in the distribution that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any state therein or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust that meets the following two tests: (A) a United States court is able to exercise primary supervision over the administration of the trust and (B) one or more United States fiduciaries have the authority to control all substantial decisions of the trust. A non-United States Holder is a beneficial owner of Chugai Pharmaceutical stock that receives Gen-Probe common stock in the distribution that is not a United States Holder. A “Japanese Holder” is a beneficial owner of Chugai Pharmaceutical stock that receives Gen-Probe common stock in the distribution that is a resident of Japan for Japanese tax purposes.

      THE FOLLOWING SUMMARY OF MATERIAL TAX CONSEQUENCES FOR HOLDERS IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO ADDRESS ALL THE TAX CONSIDERATIONS THAT MAY BE RELEVANT TO A HOLDER. IT DOES NOT ADDRESS TAX CONSEQUENCES OF THE DISTRIBUTION IN JURISDICTIONS OTHER THAN THE UNITED STATES AND JAPAN. EACH HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE RECEIPT OF SHARES OF GEN-PROBE COMMON STOCK IN THE DISTRIBUTION AND THE OWNERSHIP AND DISPOSITION OF SHARES OF GEN-PROBE COMMON STOCK.

      This summary does not address all aspects of United States federal taxation that may be relevant to a particular holder’s tax position or to holders who may be subject to special tax rules, such as tax rules applicable to dealers in securities, financial institutions, insurance companies, or tax-exempt organizations, or, with respect to United States federal tax consequences, taxpayers holding Chugai Pharmaceutical or Gen-Probe common stock as part of a “straddle,” “hedge,” or “conversion transaction” or non-United States Holders subject to rules affecting expatriates. This summary does not address state and local taxation in the United States or the tax consequences of any jurisdiction outside of the United States and Japan.

      This summary is based upon current statutes, regulations, rulings and court decisions, the current income tax treaty between the United States and Japan (the “U.S.-Japan Income Tax Treaty”) and the current treaty between the United States and Japan relating to taxes on estates and gifts (the “U.S.-Japan Estate Tax Treaty”). All the foregoing are subject to change, and any such change could affect the continuing validity of this summary.

United States Tax Consequences

Distribution of Gen-Probe Common Stock

      United States Holders. Chugai Pharmaceutical has applied for a ruling from the IRS regarding the qualification of the distribution of Gen-Probe common stock as tax-free under the Internal Revenue Code of 1986, as amended, or the Code. The IRS is not required to issue a ruling within any specified time period, and can decline to issue a ruling even if it does not conclude that a different result is required. If Chugai Pharmaceutical receives a ruling that the stock distribution qualifies as a tax-free distribution, although such a ruling will be generally binding on the IRS, the validity of the ruling will be subject to the accuracy of factual representations and assumptions made by Chugai Pharmaceutical in connection with the ruling request. Chugai Pharmaceutical is not aware of any facts or circumstances that would make such representations and assumptions untrue. If a favorable ruling is not received from the IRS prior to the date of the distribution, Hughes Hubbard & Reed LLP, counsel for Chugai Pharmaceutical, expects to render an opinion to Chugai Pharmaceutical on the distribution date to the effect that, while the matter is not free from doubt and the IRS or a court could reach a different conclusion, it is more likely than not that the stock distribution will qualify as a tax-free distribution for United States federal income tax purposes. The opinion would be subject to customary representations and assumptions including the continuing accuracy of the representations and assumptions made in connection with the ruling request, as well as the assumption that the distribution and related transactions have occurred or will occur in the manner described in this information statement and the underlying agreements described herein. Any change in the relevant facts or applicable law between the date hereof and the distribution date could affect the ability of counsel to provide the opinion, the conclusions in which could also be affected by subsequent changes in facts or applicable law. An opinion of counsel is not binding on the IRS or a court. In addition, neither the receipt of a favorable IRS ruling nor an opinion of counsel is a condition to consummation of the distribution.

      If the stock distribution qualifies as a tax-free distribution, then:

(1) No gain or loss will be recognized by (and no amount will be included in the income of) a United States Holder upon the receipt of the Gen-Probe common stock;

(2) The aggregate tax basis of the Gen-Probe common stock and the Chugai Pharmaceutical common stock in the hands of a United States Holder immediately after the distribution will be the same as the United States Holder’s basis in its Chugai Pharmaceutical shares immediately before the distribution, and such aggregate tax basis will be allocated between the Gen-Probe shares and the Chugai Pharmaceutical shares based upon their respective fair market values immediately after the distribution;

(3) Assuming the Chugai Pharmaceutical shares held by the United States Holder are held as a capital asset, the holding period for the Gen-Probe common stock received in the distribution by a United States Holder will include the period during which the United States Holder held its Chugai Pharmaceutical shares; and

(4) A United States Holder who receives cash in lieu of a fractional share of Gen-Probe common stock will be treated as having (i) received that fractional share in the distribution and then (ii) sold the fractional share for cash. Accordingly, the United States Holder will recognize gain or loss equal to the difference between its basis for that fractional share (determined under (2) above) and the amount of cash received. The gain or loss will be a capital gain or loss if the fractional share would have been held by the United States Holder as a capital asset, and will be a long-term capital gain or loss if the United States Holder held its Chugai Pharmaceutical shares for more than one year.

      If the IRS were to assert successfully that the stock distribution does not qualify as a tax-free distribution, an amount equal to the fair market value on the date of the distribution of the Gen-Probe common stock received will be treated as a taxable dividend. Such taxable distribution would be taxed first as a dividend to the extent of Chugai Pharmaceutical’s current and accumulated earnings and profits (as determined for United States federal income tax purposes), then as a nontaxable return of capital to the extent of the United States Holder’s basis in its Chugai Pharmaceutical shares, and finally as capital gain (assuming the Chugai Pharmaceutical shares are held as capital assets). If the stock distribution does not qualify as a tax-free distribution, the United States Holder’s basis in the Gen-Probe common stock would equal the fair market value of the Gen-Probe common stock on the date of the distribution and such holder’s holding period for the Gen-Probe common stock would commence on the day following the distribution.

      Any cash received by a United States Holder in connection with the distribution (including any cash applied to pay Japanese withholding tax) will be treated as a taxable dividend regardless of whether the stock distribution qualifies as tax free (except, if the stock distribution qualifies as a tax-free distribution, cash received in lieu of a fractional share will be treated in the manner described above).

      Treasury regulations require that each United States Holder that receives Gen-Probe common stock in the distribution attach a statement to its federal income tax return for the taxable year in which the distribution occurs showing the applicability of the tax-free distribution provisions of the Code to the distribution, assuming that the stock distribution so qualifies. Chugai Pharmaceutical will provide each United States Holder with the information necessary to comply with this requirement.

      Any dividend income recognized by a United States Holder in connection with the distribution will generally be treated as foreign source income. A United States Holder will be entitled to a foreign tax credit or deduction for Japanese withholding taxes imposed with respect to the distribution, subject to generally applicable limitations.

      Non-United States Holders. A non-United States Holder (other than a non-United States Holder whose income from the distribution is effectively connected with the conduct of a United States trade or business) will not be subject to United States federal income tax on the receipt of Gen-Probe common stock or cash pursuant to the distribution.

     Taxation of Dividends

      United States Holders. Any dividend paid on the Gen-Probe common stock will be taxed first as ordinary dividend income to the extent of Gen-Probe’s current and accumulated earnings and profits (as determined for United States federal income tax purposes), then as a nontaxable return of capital to the extent of the United States Holder’s basis in its Gen-Probe common stock, and finally as capital gain (assuming the Gen-Probe common stock is held as a capital asset). A United States corporation that receives dividends from Gen-Probe generally will be eligible for the dividends received deduction allowed to United States corporations under the Code, subject to generally applicable limitations.

      Non-United States Holders. Dividends Gen-Probe pays to a non-United States Holder generally will be subject to withholding of United States federal income tax at a rate of 30%, unless a reduced withholding tax rate applies under an applicable income tax treaty. The rate of withholding for a Japanese Holder eligible for the benefits of the U.S.-Japan Income Tax Treaty generally is 15% (subject to possible further reduction to 10% in the case of an eligible Japanese Holder that is a corporation that owned at least 10% of the voting shares of Gen-Probe during the part of Gen-Probe’s taxable year which precedes the date of payment of the dividend and during the whole of Gen-Probe’s prior taxable year).

      To claim a reduced withholding rate under a treaty, a non-United States Holder will be required to file with Gen-Probe or its agent or a qualified intermediary a beneficial owner withholding certificate (Form W-8BEN) signed under penalties of perjury certifying that the non-United States Holder qualifies for a reduced withholding tax rate. On the withholding certificate, the non-United States Holder will have to provide, among other things, its name, permanent residence address, and basis for reduced rate of withholding claimed (including any applicable treaty provisions), but will not have to provide a United States taxpayer identification number. The withholding certificate will remain valid for three years or until such time as a change in circumstances makes any of the information in the withholding certificate incorrect. If the Gen-Probe common stock is held by or through a foreign partnership or a foreign intermediary, the partnership or intermediary, as well as the partners or beneficial owner, may need to satisfy certification requirements. A non-United States Holder eligible for a reduced rate of withholding under a treaty that incurs United States withholding at the 30% rate may obtain a refund of any such excess withholding tax by filing a claim for refund with the IRS.

      The withholding tax does not apply to dividends paid to a non-United States Holder that provides to Gen-Probe or its agent a certification that the dividends are effectively connected with the non-United States Holder’s conduct of a trade or business within the United States (Form W-8ECI). Instead, the effectively connected dividends generally will be subject to regular United States income tax on a net income basis as if the non-United States Holder were a United States resident. For non-United States Holders that are eligible for the benefits of an applicable income tax treaty and who disclose their reliance on the treaty to the IRS, any effectively connected income generally will be subject to United States federal income tax on a net income basis only if it is attributable to a permanent establishment in the United States maintained by the holder. A corporate non-United States Holder receiving effectively connected dividends also may be subject to an additional “branch profits tax” imposed at a rate of 30%

(subject to reduction or exemption under applicable treaties) on its effectively connected earnings and profits for the taxable year, within the meaning of the Code, as adjusted for certain items. The U.S.-Japan Income Tax Treaty provides an exemption from the branch profits tax for Japanese corporations that are eligible for the benefit of the treaty (subject to special anti-treaty shopping rules).

Taxation of Capital Gains

      United States Holders. Upon the sale or exchange of Gen-Probe common stock, a United States Holder generally will recognize gain or loss for United States federal income tax purposes equal to the difference between the United States Holder’s tax basis in the Gen-Probe common stock and the amount realized. Such gain or loss will be capital gain or loss if the Gen-Probe common stock constituted a capital asset in the hands of the United States Holder and will be long-term capital gain or loss if the United States Holder held the Gen-Probe common stock for more than one year.

      Non-United States Holders. A non-United States Holder generally will not be subject to United States federal income tax with respect to any gain recognized upon the disposition of Gen-Probe common stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the non-United States Holder, (ii) in the case of a non-United States Holder who is an individual, the non-United States Holder is present in the United States for 183 or more days in the taxable year of the disposition and either (a) the individual’s “tax home” for United States federal income tax purposes is in the United States (unless such gain is attributable to a fixed place of business in a foreign country maintained by such individual and has been subject to a foreign tax of at least 10%), or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by the individual, or (iii) Gen-Probe is or has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such non-United States Holder’s holding period, and, assuming that the Gen-Probe common stock is publicly traded, such non-United States Holder directly or indirectly held at any time during such period more than 5% of the Gen-Probe common stock. Gen-Probe does not believe that it has ever been, and does not anticipate becoming, a United States real property holding corporation.

United States Information Reporting Requirements and Backup Withholding Tax

      Gen-Probe generally must report annually to the IRS and to each Holder the amount of dividends paid, the name and address of the recipient, and the amount of United States federal income tax withheld with respect to each Holder. Copies of the information returns reporting the dividends and withholding may also be made available to the tax authorities in the country in which a non-United States Holder is a resident under the provisions of an income tax treaty (with respect to Japanese Holders, copies of such returns may be made available to Japanese tax authorities under the United States-Japan Income Tax Treaty).

      Under certain circumstances, a United States Holder may be subject to backup withholding on dividends paid with respect to, or cash proceeds of a sale or exchange of, the Gen-Probe common stock. Backup withholding will apply to a United States Holder only if the holder (i) fails to furnish the person required to withhold with its taxpayer identification number, or TIN, which, for an individual, would be his or her social security number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed to properly report payments of interest and dividends, or (iv) fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Backup withholding will not apply to certain exempt United States Holders such as corporations and tax-exempt organizations.

      A non-United States Holder is required to certify its non-United States status to avoid information reporting and backup withholding on disposition proceeds where the transaction is effected by or through a United States office of a broker.

      United States information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of the Gen-Probe common stock where the transaction is effected outside the United States through a non-United States office of a non-United States broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment if the broker is (i) a United States person, (ii) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a controlled foreign corporation as defined in the Code, or (iv) a foreign partnership with certain United States connections, unless in such a case the broker has documentary evidence in its records that the holder is a non-United States Holder and certain conditions are met or the holder otherwise establishes an exemption.

      Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be credited for the amount withheld. When withholding results in an overpayment of taxes, a refund may be obtained by filing a claim for refund with the IRS. Backup withholding tax is imposed at the rate equal to the fourth lowest tax rate applicable to unmarried individuals filing United States federal income tax returns (currently 30%).

Estate Tax

      A United States or non-United States Holder owning Gen-Probe common stock at the time of his or her death, or who had made lifetime transfers of Gen-Probe common stock while retaining certain rights, powers, or interests, generally will be required to include the value of the Gen-Probe common stock in his or her gross estate for United States federal estate tax purposes unless, in the case of non-United States Holders, an applicable estate tax treaty provides an exemption.

      Under the U.S.-Japan Estate Tax Treaty, where a beneficiary of a decedent who was a non-United States Holder is domiciled in Japan, the estate is permitted a prorated allowance of any specific exemption which would otherwise be allowable if such Holder was a national of or domiciled in the United States The amount of the specific exemption will be limited to the proportion of the exemption which the value of the Gen-Probe common stock bears to the value of the total property which would have been subject to United States estate tax if the decedent had been a national of or domiciled in the United States.

Japanese Tax Consequences

     Distribution of Gen-Probe Common Stock and Cash

      Taxation of Chugai Pharmaceutical. For Japanese tax purposes, the distribution of Gen-Probe common stock by Chugai Pharmaceutical to its shareholders will be treated as a reduction of capital. Chugai Pharmaceutical will recognize a capital gain for Japanese tax purposes equal to the excess of the fair market value of the shares of Gen-Probe over the book basis of the shares, subject to corporate income tax at an effective corporate income tax rate of approximately 42%.

      Dividend and Capital Gain Income to Shareholders. Chugai Pharmaceutical’s shareholders will recognize deemed dividends for Japanese tax purposes as a result of the distribution of Gen-Probe common stock and cash. The amount of the deemed dividend recognized by a shareholder will be equal to the excess of the fair market value of the Gen-Probe common stock and the amount of cash received by the shareholder over the amount of the reduction in paid-in capital and capital surplus to such shareholder’s Chugai Pharmaceutical shares. The amount of the reduction in paid-in capital and capital surplus to a shareholder’s shares will be calculated under the following formula:

Total paid-in capital and capital surplus before capital reduction	×	A * B	×	C D	=	Reduction in paid-in capital and capital surplus allocable to the holder’s shares

A =	The total fair market value of Gen-Probe common stock (including fractional shares) and cash distributed to all shareholders

B =	Chugai Pharmaceutical’s net book value as of March 31, 2002, as calculated for Japanese tax purposes

C =	Number of Chugai Pharmaceutical shares owned by holder

D =	Total number of outstanding Chugai Pharmaceutical shares

* =	The ratio of A/B will be rounded up to one decimal place

      Based upon Chugai Pharmaceutical’s valuation of the Gen-Probe shares, the amount of the deemed dividend is expected to be approximately 204 yen per share of Chugai Pharmaceutical, although the valuation could be challenged by the Japanese tax authorities.

      A shareholder will also recognize capital gain or loss for Japanese tax purposes based upon the difference between (i) the fair market value of the Gen-Probe common stock and the amount of cash received by the shareholder minus the amount treated as a deemed dividend and (ii) the portion of the shareholder’s cost basis in his Chugai Pharmaceutical shares attributable to the reduction in capital. The portion of the shareholder’s cost basis attributable to the reduction in capital is calculated as follows:

Holder’s cost basis in Chugai Pharmaceutical shares immediately before reduction in capital	×	A * B	=	Holder’s cost basis attributable to reduction in capital

* =	The ratio of A/B will be rounded up to one decimal place

      Japanese Holders. Deemed dividends received by corporate Japanese Holders as a result of the distribution are subject to a 20% withholding tax on the gross amount of the deemed dividends calculated as above. The withholding tax may be credited against the national corporate income tax liability of the corporate Japanese Holder. A Japanese corporation or a Japanese branch of a foreign corporation receiving dividends from another Japanese corporation may qualify for an 80% (this percentage is expected to be reduced to 50% due to the 2002 corporate income tax revision in Japan for dividends paid on or after April 1, 2002) dividend-received deduction, subject to certain limitations.

      Dividends distributed by Chugai to individual Japanese Holders are generally subject to a 20% withholding tax on the gross amount of the deemed dividends calculated as above. The deemed dividends are added to other income earned by the individual shareholder, and progressive rates (up to a maximum 50%, including local tax rate of 13%) of tax are applied to the total income.

      An individual Japanese Holder may elect instead to have tax withheld at a 35% rate, if the taxpayer owns less than 5% of the shares of the company paying dividends and total deemed dividends received by the taxpayer from the company are less than 500,000 yen in the calendar year. In this case, the shareholder does not need to include the dividend in the individual national income tax return, and the amount of deemed dividends are taxed separately (i.e., the dividend does not have to be added to other income with respect to which progressive tax rates would be applied). However, the credit for dividends, discussed below, is not available if this election is made. In addition, for local tax purposes, the shareholder is required to file a return including the amount of the dividend. The progressive local tax rate (maximum 13%) would apply to the Japanese Holder’s total income including dividends.

      Withholding tax may be credited against the national individual income tax liability of the Japanese individual shareholder, and a credit for dividends may also be available. If a taxpayer’s total taxable income is 10 million yen or less, a tax credit of 10% of the amount of gross dividends and 5% of distribution of earnings from securities investment trusts (excluding general securities investment trusts denominated in foreign currencies) is allowed. If total taxable income exceeds 10 million yen, the 10% and 5% credit apply to the amount of dividends and distribution of earnings from the securities investment trust that, when added to all other income, brings total taxable income to 10 million yen. A 5% and 2.5% credit are allowed with respect to taxable income in excess of that amount.

      Capital gains or losses calculated in the manner described above will be added to or deducted from the taxable income of corporate Japanese Holders, subject to corporate income tax at the effective tax rate of 42%.

      In the case of individual Japanese Holders, capital gains are taxed separately from other income. A 26% tax (20% national income tax and 6% local inhabitant tax) applies to net capital gains. Capital losses derived from the reduction of capital can only be used to offset capital gains derived from the sale of stock in the same calendar year.

      Non-Japanese Holders. A non-Japanese Holder will be subject to Japanese withholding tax on deemed dividend income resulting from the distribution at the rate of 20% subject to possible reduction under an applicable treaty. In the case of the U.S.-Japan Income Tax Treaty, the withholding tax rate is generally reduced to 15%. A non-resident shareholder who is entitled to a reduced rate of withholding tax on deemed dividends under a treaty is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends through Chugai Pharmaceutical to the relevant tax authorities before the distribution.

      A non-Japanese Holder is not subject to Japanese tax on capital gains, unless it has a permanent establishment in Japan or owns 25% or more of the outstanding shares of Chugai Pharmaceutical. Under certain treaties, including the U.S.-Japan Income Tax Treaty, the capital gains tax only applies to non-Japanese Holders with permanent establishments in Japan.

      Japanese Information Reporting Requirements. With respect to each holder who receives a deemed dividend of more than 100,000 yen, Chugai Pharmaceutical will be required to report the amount of deemed dividends paid, the name and address of the recipient, and the amount of tax withheld with respect to each holder, to the Japanese tax authorities and to each holder within one month from the date the amount of the deemed dividend is determined. Copies of the information returns reporting the dividends and withholding taxes may also be made available to the tax authorities in the country in which a non-Japanese Holder is a resident under the provisions of an applicable income tax treaty.

Ownership and Disposition of Gen-Probe Common Stock

      The Japanese tax considerations discussed below with respect to ownership and disposition of Gen-Probe common stock generally apply only to Japanese Holders.

      Dividends. Japanese Holders generally will be subject to Japanese income tax on any dividends received with respect to Gen-Probe Common Stock subject to the generally applicable corporate or individual income tax rates. If the dividends are paid through a financial institution in Japan, withholding tax at a rate of 20% will be imposed on the gross dividend, net of United States withholding tax. Both the United States withholding tax and the Japanese withholding tax can be claimed as a credit by the Japanese Holder against the income liability reflected on its income tax return.

      Alternatively, an individual Japanese Holder who receives less than 500,000 yen in dividends from Gen-Probe during the year can elect to have a 35% Japanese withholding tax apply, in which case the dividend income will not have to be reflected on his national income tax return. A holder making this election, however, will not be entitled to a foreign tax credit for the United States tax withheld, and will have to reflect the dividend on his local income tax return.

      Sale of Gen-Probe Common Stock. Capital gain or loss arising from a sale of Gen-Probe common stock by a Japanese Holder will be subject to the normal Japanese tax rules applicable to capital gains and losses.

      Inheritance Tax. An individual who is subject to Japanese inheritance tax who inherits shares of Gen-Probe common stock is generally entitled to a credit against its inheritance tax liability for any United States estate tax imposed upon the decedent with respect to the shares.

ARRANGEMENTS AMONG CHUGAI PHARMACEUTICAL,

ITS AFFILIATES AND GEN-PROBE

      We have entered into the separation and distribution agreement with Chugai Pharmaceutical and will enter into a number of ancillary agreements with Chugai Pharma USA, LLC (our former sister company formerly known as Chugai Biopharmaceuticals, Inc.) for the purpose of accomplishing the distribution. These agreements will govern the relationship between Chugai Pharmaceutical, Chugai Pharma USA, LLC and us subsequent to the distribution and provide for certain tax indemnities and the allocation of tax liabilities and obligations attributable to periods prior to the distribution.

      The ancillary agreements include:

•	Transition Services Agreement, and

•	Tax Sharing Agreement.

      The material agreements summarized below will be filed as exhibits to the registration statement of which this information statement forms a part, and the summaries of such agreements are qualified in their entirety by reference to the full text of such agreements. None of these agreements will restrict either us, Chugai Pharmaceutical or Chugai Pharma USA, LLC from developing or acquiring products that may compete against the products offered by the other party.

Separation and Distribution Agreement

      The separation and distribution agreement sets forth the agreements between us and Chugai Pharmaceutical with respect to the principal corporate transactions required to effect the distribution of our shares to Chugai Pharmaceutical’s shareholders and other agreements governing the relationship between Chugai Pharmaceutical and us.

      The Distribution. The separation and distribution agreement provides that, subject to the terms and conditions contained in the agreement, we and Chugai Pharmaceutical will take all reasonable steps necessary and appropriate to cause all conditions to the distribution to be satisfied, and to effect the distribution. Chugai Pharmaceutical’s agreement to consummate the distribution is subject to the satisfaction or waiver by Chugai Pharmaceutical, in its sole discretion, of a number of conditions including the following:

•	any material governmental approvals and consents necessary to consummate the distribution shall have been obtained and be in full force and effect, including approval by Chugai Pharmaceutical’s shareholders of Chugai Pharmaceutical’s merger with Nippon Roche Kabushiki Kaisha, a subsidiary of Roche Pharmholding B.V., the issuance by Chugai Pharmaceutical of new shares to Roche Pharmholding B.V., and Chugai Pharmaceutical’s proposed capital reduction involving the distribution of the shares of our stock held by Chugai Pharmaceutical to its shareholders,

•	no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the distribution shall be in effect,

•	Chugai Pharmaceutical shall be satisfied that it has no liability as a guarantor for any liability of Gen-Probe under Gen-Probe’s senior notes, and

•	no other events or developments shall have occurred that, in the judgment of Chugai Pharmaceutical, would result in the distribution having an adverse affect on Chugai Pharmaceutical or Chugai Pharmaceutical’s shareholders.

      If Chugai Pharmaceutical waives a material condition to the distribution after the date of this information statement, we intend to issue a press release disclosing this waiver and amend this information statement or file a report on Form 8-K with the Securities and Exchange Commission.

      Releases and Indemnification. The separation and distribution agreement provides for a full and complete release and discharge of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the distribution date, between or among us or any of our subsidiaries or affiliates, on the one hand, and Chugai Pharmaceutical or any of its subsidiaries or affiliates other than us, on the other hand, except as expressly set forth in the agreement. The liabilities released or discharged will include liabilities arising under any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the distribution date, other than specified agreements between us and Chugai Diagnostics Science Co., Ltd. and Chugai Pharma USA, LLC.

      We have agreed to indemnify, hold harmless and defend Chugai Pharmaceutical, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the failure of us or any of our affiliates or any other person to pay, perform or otherwise promptly discharge any liabilities associated with our business, in accordance with their terms,

•	our business, assets or liabilities,

•	any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the registration statement or this information statement or necessary to make the statements in the registration statement or this information statement not misleading (other than information relating to Chugai Pharmaceutical and supplied in writing by Chugai Pharmaceutical), and

•	any increase in the Japanese tax liability of Chugai Pharmaceutical in the event that, within 15 months following the distribution, we sell all or substantially all of our assets, a person or group acquires beneficial ownership of 50% or more of our voting stock, we are party to a merger, or we issue common stock or other equity securities at prices above prevailing market prices other than pursuant to an employee benefit or incentive plan.

      Chugai Pharmaceutical has agreed to indemnify, hold harmless and defend us, each of our affiliates and each of our respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the failure of Chugai Pharmaceutical or any affiliate of Chugai Pharmaceutical, other than us, or any other person or entity to pay, perform or otherwise promptly discharge any liabilities of Chugai Pharmaceutical or its affiliates, other than us and liabilities associated with our business,

•	the business or any liabilities of Chugai Pharmaceutical or its affiliates, other than liabilities associated with our business,

•	any claim by a shareholder or shareholders of Chugai Pharmaceutical relating to the merger of Chugai Pharmaceutical and Nippon Roche, and

•	any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the registration statement or this information statement or necessary to make the statements in the registration statement or this information statement not misleading, with respect to all information relating to Chugai Pharmaceutical and supplied in writing by Chugai Pharmaceutical.

      The separation and distribution agreement also specifies procedures with respect to claims subject to indemnification and related matters.

      Dispute Resolution. The separation and distribution agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between us and Chugai Pharmaceutical. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of us and Chugai Pharmaceutical. If such efforts are not successful, either we or Chugai Pharmaceutical may submit the dispute, controversy or claim to non-binding mediation, subject to the provisions of the agreement. If the dispute is not resolved through mediation, the dispute shall be settled by arbitration.

      Expenses. Except as expressly set forth in the separation and distribution agreement or in any other ancillary agreement, each party will bear its own expenses paid or incurred in connection with the distribution.

      Termination. The separation and distribution agreement may be terminated and the distribution may be amended, modified or abandoned at any time prior to the distribution date in the sole discretion of Chugai Pharmaceutical without our approval or the approval of the shareholders of Chugai Pharmaceutical. In the event of a termination of the separation and distribution agreement, no party shall have any liability of any kind to any other party or any other person. After the distribution date, the agreement may not be terminated except by an agreement in writing signed by both Chugai Pharmaceutical and us.

      Amendments and Waivers. Prior to the distribution date, Chugai Pharmaceutical may amend, supplement and modify the separation and distribution agreement and the ancillary agreements in its sole discretion without our approval. After the distribution, no provisions of the separation and distribution agreement or any ancillary agreement will be deemed waived, amended, supplemented or modified by any party, unless the waiver, amendment, supplement or modification is in writing and signed by the authorized representative against whom it is sought to enforce the waiver, amendment, supplement or modification.

      Further Assurances. In addition to the actions specifically provided for elsewhere in the separation and distribution agreement, both we and Chugai Pharmaceutical have agreed to use our reasonable efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the agreement and the other ancillary agreements.

Transition Services Agreement

      We and Chugai Pharma USA, LLC have entered into a transition services agreement pursuant to which we will provide Chugai Pharma USA, LLC various services, including, but not limited to, administrative, finance and accounting, human resources and other services related to general workplace management. The agreed upon charges for such services are generally intended to allow us to recover fully the allocated costs of providing such services, plus a 10% mark-up. The term of the agreement extends until April 4, 2003, but Chugai Pharma, LLC can terminate the agreement on 30 days notice. The agreement may be extended by the parties in writing either in whole or in part.

Tax Sharing Agreement

      We and Chugai Pharma USA, LLC will enter into a tax sharing agreement which will govern Chugai Pharma USA, LLC’s and our respective rights, responsibilities and obligations after the distribution with respect to taxes for any tax period during which Chugai Pharma USA, LLC (or its predecessor Chugai Biopharmaceuticals, Inc.) was included in consolidated or combined returns filed by us or our parent company Gen-Probe Holding Company, Inc. (formerly known as Chugai Pharma U.S.A., Inc.). Generally, Chugai Pharma USA, LLC will be liable for all taxes required to be paid in connection with such returns that are properly allocable to its income. We generally will be liable for all other taxes attributable to our business.

OWNERSHIP OF OUR STOCK

      As of March 31, 2002, all of the outstanding shares of our common stock were owned beneficially and of record by Chugai Pharmaceutical. However, as of March 31, 2002, we have granted options to purchase 1,632,666 shares of our common stock, none of which has been exercised. The number of shares subject to outstanding options assumes we will effect a one-for-three reverse stock split prior to the distribution. If we are required to adjust the reverse split ratio, the number of shares subject to options also will be adjusted. The following table sets forth information with respect to the projected beneficial ownership of our outstanding common stock, immediately following completion of the distribution, by:

•	each person who is known by us to be the beneficial owner of 5 percent or more of our common stock,

•	each director, each director nominee, our chief executive officer and our four other most highly compensated officers identified in “Management — Executive Compensation,” and

•	all of our directors, director nominees and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants and convertible securities that are currently exercisable or convertible within 60 days of this information statement into shares of our common stock are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

      The projections below are based on the number of shares of Chugai Pharmaceutical common stock beneficially owned by each person or entity at March 31, 2002 (except as otherwise disclosed in the footnotes) and the number of shares subject to options granted to these individuals under our 2000 Equity Participation Plan that are exercisable within 60 days of the date of the table. Chugai Pharmaceutical’s shareholders and the number of shares they hold will change between March 31, 2002 and July 31, 2002, the record date for the distribution. The aggregate number of shares of Chugai Pharmaceutical common stock outstanding also may change between March 31, 2002 and July 31, 2002. The share amounts and percentages in the table, other than those representing shares subject to options granted under the 2000 Equity Participation Plan, reflect a projected distribution of 21,666,666 shares of Gen-Probe common stock, a distribution ratio of 0.086 shares of Gen-Probe common stock for each share of Chugai Pharmaceutical common stock outstanding, and 252,024,072 shares of Chugai Pharmaceutical common stock outstanding. Because the distribution ratio of 0.086 shares of Gen-Probe common stock for each share of Chugai Pharmaceutical common stock outstanding on July 31, 2002 (the record date for the distribution), is fixed, the actual number of our shares of common stock outstanding upon completion of the distribution will depend on the number of shares of Chugai Pharmaceutical common stock outstanding on July 31, 2002. On March 31, 2002, 252,024,072 shares of Chugai Pharmaceutical common stock were outstanding (excluding 44,492 shares held in the treasury of Chugai Pharmaceutical). Based on the conversion prices in effect on March 31, 2002, an additional 54,562,926 shares of Chugai Pharmaceutical common stock were issuable pursuant to Chugai Pharmaceutical convertible bonds, and may be issued between March 31, 2002 and July 31, 2002 at the election of the holders. Other than convertible bonds, no other securities or rights are outstanding pursuant to which shares of Chugai Pharmaceutical common stock may be issued on or prior to July 31, 2002.

      Except as otherwise noted in the footnotes below, the individual director or executive officer or their family members had sole voting and investment power with respect to such securities.

	Number of
	Shares of
	Common Stock	Percent of
	Beneficially	Common
Five-Percent Beneficial Stockholders, Directors and Executive Officers(1)	Owned(2)	Stock(%)

Five Percent Beneficial Stockholders(3):
Entities affiliated with Capital Research and Management Company(4)	4,344,548	20.05%
Entities affiliated with J.P. Morgan(5)	2,354,084	10.86%
Entities affiliated with Morgan Stanley & Co. Incorporated(6)	1,413,447	6.46%
Entities affiliated with Sumitomo Mitsui Banking Corporation(7)	1,111,857	5.13%
Directors and Executive Officers:
Henry L. Nordhoff(8)	64,183	*
Bruce A. Huebner(9)	16,024	*
Daniel L. Kacian, Ph.D., M.D.(10)	10,416	*
R. William Bowen(11)	6,490	*
Niall Conway(12)	7,812	*
All executive officers and directors as a group (15 individuals)(13)	170,897	*

     *     Represents beneficial ownership of less than 1% of our common stock.

(1)	The business address of each of the directors, director nominees and executive officers listed in this table is 10210 Genetic Center Drive, San Diego, CA 92121.

(2)	Beneficial ownership of directors, executive officers and 5% or more stockholders includes both outstanding shares and shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after March 31, 2002. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and dispositive power with respect to all shares of common stock beneficially owned by them.

(3)	Projections for 5 percent beneficial stockholders are based on the current Substantial Shareholding Reports filed pursuant to the Securities and Exchange Law of Japan which report beneficial ownership of shares of Chugai Pharmaceutical common stock as of dates prior to, on or after March 31, 2002, which were received by Chugai Pharmaceutical on or before May 22, 2002. Under the Securities and Exchange Law of Japan, any person who becomes, beneficially and solely or jointly, a holder of more than 5 percent of the total issued and outstanding shares of common stock of a company listed on a Japanese stock exchange must file a Substantial Shareholding Report concerning the shareholding with the Director of the relevant local finance bureau. Thereafter, such holder or group of holders are required only to report changes in beneficial ownership if their holdings increase or decrease by an amount equal to 1 percent of the issued and outstanding shares of common stock of such company. For purposes of this table, shares of Chugai Pharmaceutical common stock issuable upon conversion of Chugai Pharmaceutical convertible bonds held by the person listed in the table are deemed to be outstanding and to be beneficially owned by the holder for the purposes of computing the shares of our common stock deemed to be held by the person and the person’s percentage ownership, but are not treated as outstanding for the purpose of computing the share or percentage ownership of any other person. Amounts shown as beneficially owned by 5 percent beneficial stockholders are based on the assumption that persons who beneficially own shares of Chugai Pharmaceutical common stock will also beneficially own the shares of Gen-Probe common stock to be distributed in respect of the shares of Chugai Pharmaceutical common stock listed in the Substantial Shareholding Reports referred to herein as being beneficially owned by them. Regardless of beneficial ownership status with respect to shares of Chugai Pharmaceutical common stock, only record owners of Chugai Pharmaceutical common stock on the record date will receive shares of Gen-Probe common stock in the distribution.

(4)	Based on a Substantial Shareholding Report filed by Tanaka, Akita and Nakagawa Law Firm on May 14, 2002 pursuant to the Securities and Exchange Law of Japan, reporting beneficial ownership of shares of Chugai Pharmaceutical common stock as of May 7, 2002. Includes 1,898,880 shares of Gen-Probe common stock held by Capital Research and Management Company with an address at 333 South Hope Street, Los Angeles, CA 90071; 1,980,064 shares of Gen-Probe common stock held by Capital Guardian Trust Company with an address at 11100 Santa Monica Boulevard, 15th Fl., Los Angeles, CA 90025; 150,500 shares of Gen-Probe common stock held by Capital International Limited with an address at 25 Bedford Street, London, England WC2E 9HN; 83,076 shares of Gen-Probe common stock held by Capital International S.A. with an address at 3 Place des Bergues, 1201 Geneva, Switzerland; and 232,028 shares of Gen-Probe common stock held by Capital International, Inc. with an address at 11100 Santa Monica Boulevard, 15th Floor, Los Angeles, CA 90025. Based on such Substantial Shareholding Report, each of these entities has sole or joint investment power with respect to the shares beneficially owned by such entity.

(5)	Based on a Substantial Shareholding Report filed by J.P. Morgan Fleming Asset Management (Japan) Limited on May 14, 2002 pursuant to the Securities and Exchange Law of Japan, reporting beneficial ownership of shares of Chugai Pharmaceutical common stock as of May 7, 2002. Includes 53,578 shares of Gen-Probe common stock held by JF Asset Management Limited with an address at 1 Connaught Place, Central Hong Kong; 525,288 shares of Gen-Probe common stock held by J.P. Morgan Fleming Asset Management (UK) Limited with an address at 10 Aldermanbury, London EC2V 7RF, England; 958,212 shares of Gen-Probe common stock held by J.P.Morgan Investment Management, Inc. with an address at (Tokyo Branch) Akasaka Park Building, 2-20, Akasaka 5-chome, Minato-ku, Tokyo 107- 6151, Japan; 741,406 shares of Gen-Probe common stock held by Morgan Trust Bank Ltd. with an address at Akasaka Park Building, 2-20, Akasaka 5-chome, Minato-ku, Tokyo 107-6151, Japan; and 70,956 shares of Gen-Probe common stock (5,682 of which are distributable only if certain Chugai Pharmaceutical convertible bonds are converted prior to the record date for the distribution) held by J.P. Morgan Fleming Asset Management(Japan) Limited with an address at Akasaka Park Building, 2-20, Akasaka 5-chome, Minato-ku, Tokyo 107-6151, Japan. Based on such Substantial Shareholding Report, each of the entities listed above has sole or joint investment power with respect to the shares beneficially owned by such entity. Also includes 4,644 shares of Gen-Probe common stock held by J.P. Morgan Whitefriars Inc. which, based on such Substantial Shareholding Report, has sole or joint voting and investment power over such shares and has an address at 500 Stanton Christina Road, Newark, DE 19713.

(6)	Based on a Substantial Shareholding Report filed by Morgan Stanley Japan Limited on October 15, 2001 pursuant to the Securities and Exchange Law of Japan, reporting beneficial ownership of shares of Chugai Pharmaceutical common stock as of September 30, 2001, which report was amended by a subsequent report filed on November 9, 2001. Includes 527,014 shares of Gen-Probe common stock held by Morgan Stanley & Co. Incorporated with an address at 1585 Broadway, New York, NY 10036; 100,335 shares of Gen-Probe common stock (51,057 of which are distributable only if certain Chugai Pharmaceutical convertible bonds are converted prior to the record date for the distribution) held by Morgan Stanley Japan Limited with an address at Cayman Islands, Grand Cayman, George Town South Church St., Ugland House P.O. Box 309 (Tokyo Branch) Ebisu Garden Place Tower, 20-3 Ebisu 4-chome, Shibuya-ku, Tokyo, Japan 150-6008; 682,008 shares of Gen-Probe common stock (179,093 of which are distributable only if certain Chugai Pharmaceutical convertible bonds are converted prior to the record date for the distribution) held by Morgan Stanley & Co. International Limited with an address at 25 Cabot Square Canary Wharf London E14 4QA U.K.; 16,718 shares of Gen-Probe common stock held by MSDW Equity Finance Services I Cayman Ltd. with an address at C/O Maples and Calder, P.O. Box 309, Ugland House, George Town, Grand Cayman, British West Indies; 11,400 shares of Gen-Probe common stock held by Morgan Stanley Capital (Luxembourg) SA with an address at 38-40, rue Sainte Zithe L-2763 Luxembourg R.C.S. Luxembourg B 45 753; and 16,718 shares of Gen-Probe common stock held by Morgan Stanley

Trading GmbH & Co. KG with an address at Junghofstrasse 13-15, 60311 Frankfurt am Main Germany. Based on such Substantial Shareholding Report, each of the entities listed above has sole or joint voting and investment power with respect to the shares beneficially owned by such entity. Also includes 32,078 shares of Gen-Probe common stock held by Morgan Stanley Investment Management, Inc. which, based on such Substantial Shareholding Report, has sole or joint investment power over such shares and has an address at 1221 Avenue of the Americas, New York, NY 10020; and 27,176 shares of Gen-Probe common stock held by Morgan Stanley Investment Management Limited which, based on such Substantial Shareholding Report, has sole or joint investment power over such shares and has an address at 25 Cabot Square Canary Wharf London E14 4QA U.K.

(7)	Based on a Substantial Shareholding Report filed by Sumitomo Mitsui Banking Corporation on May 15, 2001 pursuant to the Securities and Exchange Law of Japan, reporting beneficial ownership of shares of Chugai Pharmaceutical common stock as of April 30, 2001. Includes 1,087,734 shares of Gen-Probe common stock (4,404 of which are distributable only if certain Chugai Pharmaceutical convertible bonds are converted prior to the record date for the distribution) held by Sumitomo Mitsui Banking Corporation which, based on such Substantial Shareholding Report, has sole or joint voting and investment power over such shares and has an address at 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan; and 24,123 shares of Gen-Probe common stock (1,849 of which are distributable only if certain Chugai Pharmaceutical convertible bonds are converted prior to the record date for the distribution) held by Sakura Toshin Toshi Komon K.K. which, based on such Substantial Shareholding Report, has sole or joint investment power over such shares and has an address at 8-1, Kasumigaseki 3- chome, Chiyoda-ku, Tokyo 100-0013, Japan.

(8)	Includes 64,183 shares subject to options that are currently exercisable or will become exercisable within 60 days after March 31, 2002.

(9)	Includes 16,024 shares subject to options that are currently exercisable or will become exercisable within 60 days after March 31, 2002.

(10)	Includes 10,416 shares subject to options that are currently exercisable or will become exercisable within 60 days after March 31, 2002.

(11)	Includes 6,490 shares subject to options that are currently exercisable or will become exercisable within 60 days after March 31, 2002.

(12)	Includes 7,812 shares subject to options that are currently exercisable or will become exercisable within 60 days after March 31, 2002.

(13)	See notes (8)-(12). Also includes an aggregate of 66,058 shares subject to options that are currently exercisable or will become exercisable within 60 days after March 31, 2002 held by the individuals and in the amounts set forth below.

Shares Subject
to Options

Larry Mimms	10,416
Robin Vedova	8,653
Graham Lidgard	8,653
Mathew Longiaru	8,653
Gurney Lashley	8,172
Paul Gargan	6,129
Lynda Merrill	6,129
Peter Shearer	6,129
Glen Freiberg	3,124

DESCRIPTION OF CAPITAL STOCK

      The following information reflects our certificate of incorporation and by-laws as these documents will be in effect at the time of the distribution.

Authorized Capital Stock

      Immediately following the distribution, our authorized capital stock will consist of 20,000,000 million shares of preferred stock, par value $0.0001 per share, and 100,000,000 shares of common stock, par value $0.0001 per share. Immediately following the distribution, approximately 21,666,666 shares of our common stock will be outstanding, excluding treasury stock and assuming no exercise of options. The actual number of shares of Gen-Probe common stock to be distributed will be determined on the record date for the distribution based on the number of shares of Chugai Pharmaceutical common stock outstanding on the record date. No shares of our preferred stock will be outstanding.

      Common Stock. The holders of our common stock will be entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board with respect to any series of preferred stock, the holders of such shares will possess all voting power. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of common stock will be entitled to such dividends as may be declared from time to time by our board from funds available therefor and upon liquidation will be entitled to receive pro rata all assets available for distribution to such holders. For a more complete discussion of our dividend policy, please see “Dividend Policy.”

      The holders of our common stock will have no preemptive rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

      Preferred Stock. Our certificate of incorporation authorizes our board of directors to establish one or more series of our preferred stock and to determine, with respect to any series of our preferred stock, the terms and rights of such series, including:

•	the designation of the series,

•	the number of shares of the series, which number our board may thereafter, except where otherwise provided in the applicable certificate of designation, increase or decrease, but not below the number of shares then outstanding,

•	whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative,

•	the rate of any dividends or method of determining such dividends payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the date or dates or the method for determining the date or dates upon which such dividends will be payable,

•	the redemption rights and price or prices, if any, for shares of the series,

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,

•	the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs,

•	whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made,

•	restrictions on the issuance of shares of the same series or of any other series,

•	the voting rights, if any, of the holders of the shares of the series, and

•	any other relative rights, preferences and limitations of such series.

      We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The Nasdaq National Market currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20 percent. If the approval of our stockholders is not required for the issuance of shares of our preferred stock or our common stock, our board may determine not to seek stockholder approval.

      Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of us and our stockholders. Our board of directors, in so acting, could issue our preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation and By-Laws

      Board of Directors. Our certificate of incorporation provides that, except as otherwise fixed by or pursuant to the provisions of a certificate of designations setting forth the rights of the holders of any series of our preferred stock, the number of our directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors which we would have if there were no vacancies or unfilled newly-created directorships, but shall not be less than three nor more than eleven. Our directors, other than those who may be elected by the holders of our preferred stock, will be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2003, another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2004 and another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2005, with each director to hold office until his or her successor is duly elected and qualified. Commencing with the 2003 annual meeting of stockholders, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person’s successor is duly elected and qualified.

      Our certificate of incorporation provides that, except as otherwise provided for or fixed by or pursuant to a certificate of designations setting forth the rights of the holders of any series of our preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on our board resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of our board, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the term and until such director’s successor shall have been duly elected and qualified. No decrease in the number of directors constituting our board will shorten the term of any incumbent director. Subject to the rights of holders of our preferred stock, any director may be removed from office only for cause and only by the affirmative vote of the holders of at least 80 percent of the voting power of all of our voting stock then outstanding, voting together as a single class.

      These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

      No Stockholder Action by Written Consent; Special Meetings. Our certificate of incorporation and by-laws provide that any action required or permitted to be taken by our stockholders must be affected at a duly called annual or special meeting of such stockholders and may not be affected by any consent in writing by such stockholders. Except as otherwise required by law and subject to the rights of the holders of any of our preferred stock, special meetings of our stockholders for any purpose or purposes may be called only by our board pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the whole board or by our chairman of the board and, any power of stockholders to call a special meeting is specifically denied. No business other than that stated in the notice shall be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board or the chairman of the board.

      Advance Notice Procedures. Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. Our stockholder notice procedure provides that only persons who are nominated by, or at the direction of, our board of directors, or by a stockholder who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. Our stockholder notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our board, or by a stockholder who has given timely written notice to our secretary of such stockholder’s intention to bring such business before such meeting. Under our stockholder notice procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by our secretary not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day prior to the first anniversary of the preceding year’s annual meeting, except that, in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of a meeting date is first made by us.

      Notwithstanding the foregoing, in the event that the number of directors to be elected to our board is increased and there is no public announcement by us naming all of the nominees for director or specifying the size of our increased board at least 100 calendar days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by us. Under our stockholder notice procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by us not earlier than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board to be elected at such meeting.

      In addition, under our stockholder notice procedure, a stockholder’s notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain the information required by our certificate of incorporation. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedure, such individual will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

      Amendment. Our certificate of incorporation provides that the affirmative vote of the holders of at least 80 percent of our voting stock then outstanding, voting together as a single class, is required to amend provisions of the certificate relating to the number, election and term of our directors; the nomination of director candidates and the proposal of business by stockholders; the filling of vacancies; and the removal of directors. Our certificate further provides that the related by-laws described above, including the stockholder notice procedure, may be amended only by our board or by the affirmative vote of the holders of at least 80 percent of the voting power of the outstanding shares of voting stock, voting together as a single class.

Delaware Business Combination Statute

      Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares, or

•	on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

      Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

•	any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination, and

•	the affiliates and associates of any such person.

      Section 203 may make it more difficult for a person who would be an interested stockholder to affect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

      Mellon Investor Services, LLC will be the transfer agent and registrar for our common stock.

Stock Exchange Listing

      We have applied for quotation and trading of our shares of common stock on the Nasdaq National Market.

SHARES ELIGIBLE FOR FUTURE SALE

      Sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect our common stock’s prevailing market price. Upon completion of the distribution, we will have outstanding an aggregate of approximately 21,666,666 shares of our common stock, assuming no exercise of outstanding options. The actual number of shares of Gen-Probe common stock to be distributed will be determined on the record date for the distribution based on the number of shares of Chugai Pharmaceutical common stock outstanding on the record date. All of the shares will be freely tradeable without restriction or further registration under the Securities Act unless the shares are owned by our “affiliates” as that term is defined in Rule 405 under the Securities Act. Shares held by “affiliates” may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 which is summarized below. Further, as described below, we plan to file a registration statement to cover the shares issued under our 2000 Equity Participation Plan.

Rule 144

      In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal approximately 216,666 shares of common stock immediately after the distribution, or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Employee Stock Options

      As of March 31, 2002, we had granted options to purchase 1,632,666 shares of our common stock under our 2000 Equity Participation Plan. We intend to grant additional stock options. We currently expect to file a registration statement under the Securities Act to register shares of common stock to be issued under our 2000 Equity Participation Plan. Shares issued upon the exercise of options after the effective date of such registration statement, other than shares issued to affiliates, generally will be freely tradeable without further registration under the Securities Act.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any current or former director, officer or employee or other individual against expenses, judgments, fines and amounts paid in settlement in connection with civil, criminal, administrative or investigative actions or proceedings, other than a derivative action by or in the right of the corporation, if the director, officer, employee or other individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

      Our certificate of incorporation provides that each person who was or is made or is threatened to be made a party to any action or proceeding by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of us or is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, will be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the certificate, by-law, agreement, vote of stockholders or disinterested directors or otherwise. Our certificate of incorporation also specifically authorizes us to maintain insurance and to grant similar indemnification rights to our employees or agents.

      We have provided, consistent with the Delaware General Corporation Law, in our certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders,

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	payments of unlawful dividends or unlawful stock repurchases or redemptions, or

•	any transaction from which the director derived an improper personal benefit.

      Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

      The separation and distribution agreement by and among us and Chugai Pharmaceutical provides for indemnification by us of Chugai Pharmaceutical and its directors, officers and employees for some liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.

AVAILABLE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement under the Exchange Act and the rules and regulations promulgated under the Exchange Act with respect to the shares of our common stock being distributed to Chugai Pharmaceutical’s shareholders in the distribution. This information statement does not contain all of the information set forth in the registration statement and its exhibits and schedules, to which reference is made hereby. Statements in this information statement as to the contents of any contract, agreement or other document is qualified in all respects by reference to such contract, agreement or document. If we have filed any of those contracts, agreements or other documents as an exhibit to the registration statement, you should read the full text of such contract, agreement or document for a more complete understanding of the document or matter involved. For further information with respect to us and our common stock, we refer you to the registration statement, including its exhibits and the schedules filed as a part of it. You may read and copy the registration statement and its exhibits and schedules at the Securities and Exchange Commission’s Public Reference Room Office at 450 Fifth Street, N.W., Washington, D.C. 20549.

      You may also obtain copies of the registration statement by mail from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 or by telephone at 1-800-SEC-0330. You may obtain information on the operation of the Public

Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The registration statement is available to the public from commercial document retrieval services and at the Securities and Exchange Commission’s World Wide Website located at http://www.sec.gov.

      We intend to furnish the holders of our common stock with annual reports containing financial statements audited by an independent public accounting firm and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information. We also intend to furnish other reports as we may determine or as required by law.

      After the distribution, we will be subject to the informational requirements of the Exchange Act and will therefore be required to file reports, proxy statements and other information with the Securities and Exchange Commission. Information that we file with the Securities and Exchange Commission after the date of this information statement will automatically supersede the information in this information statement and any earlier filed incorporated information. You may read these reports, proxy statements and other information and obtain copies of such documents and information as described above.

      No person is authorized to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this information statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth herein or in our affairs since the date hereof.

GEN-PROBE INCORPORATED

CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

Page

Report of Ernst & Young LLP, Independent Auditors	F-2
Consolidated balance sheets at December 31, 2000 and 2001 and March 31, 2002 (unaudited)	F-3
Consolidated statements of operations for each of the three years in the period ended December 31, 2001 and the three months ended March 31, 2001 and 2002 (unaudited)	F-4
Consolidated statements of stockholder’s equity for each of the three years in the period ended December 31, 2001 and the three months ended March 31, 2001 and 2002 (unaudited)	F-5
Consolidated statements of cash flows for each of the three years in the period ended December 31, 2001 and the three months ended March 31, 2001 and 2002 (unaudited)	F-6
Notes to consolidated financial statements	F-7
Schedule II — Valuation and Qualifying Accounts and Reserves for the three years ended December 31, 2001	S-1

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholder

Gen-Probe Incorporated

      We have audited the accompanying consolidated balance sheets of Gen-Probe Incorporated (a wholly-owned subsidiary of Gen-Probe Holding Company, Inc. (formerly known as Chugai Pharma U.S.A., Inc.)) as of December 31, 2000 and 2001 and the related consolidated statements of operations, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2001. Our audits also include the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gen-Probe Incorporated at December 31, 2000 and 2001 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule when considered in relation to the basic financial statements taken as a whole presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

San Diego, California

February 8, 2002

GEN-PROBE INCORPORATED

CONSOLIDATED BALANCE SHEETS

	December 31,		March 31,

	2000	2001	2002

			(unaudited)

	(In thousands, except share
	and per share data)
ASSETS
Current assets:
Cash and cash equivalents	$8,641	$17,750	$18,728
Short-term investments	3,943	—	—
Trade accounts receivable, net of allowance for doubtful accounts of $767 in 2000, and $824 in 2001	11,120	11,101	11,573
Accounts receivable — other	3,788	5,129	6,354
Accounts receivable from related parties	1,157	409	461
Income taxes receivable	2,659	2,457	1,561
Inventories	12,509	11,004	12,718
Deferred income taxes	3,645	3,231	2,715
Prepaid expenses and other current assets	3,647	5,754	5,545

Total current assets	51,109	56,835	59,665
Property, plant and equipment, net	63,916	60,094	57,791
Capitalized software	16,425	19,791	20,543
Other assets	4,340	3,753	3,918
Purchased intangibles, net	2,986	2,650	2,566
Goodwill, net of accumulated amortization of $7,065 in 2000, and $7,677 in 2001	17,836	17,224	17,224

Total assets	$156,612	$160,347	$161,697

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$6,834	$8,090	$8,075
Accrued salaries and employee benefits	5,394	7,041	4,854
Other accrued expenses	4,595	4,727	5,210
Deferred revenue	2,847	5,212	5,325
Current portion of long-term debt	2,000	2,000	2,000

Total current liabilities	21,670	27,070	25,464
Long-term debt	12,000	10,000	10,000
Deferred income taxes	1,479	173	196
Deferred revenue	10,283	7,000	6,833
Deferred rent	—	297	303
Commitments and contingencies
Stockholder’s equity:
Common stock, $.0001 par value per share; 100,000,000 shares authorized, 65,000,000 shares issued and outstanding	7	7	7
Additional paid-in capital	106,098	106,098	106,098
Accumulated other comprehensive income	50	60	70
Retained earnings	5,025	9,642	12,726

Total stockholder’s equity	111,180	115,807	118,901

Total liabilities and stockholder’s equity	$156,612	$160,347	$161,697

See accompanying notes.

GEN-PROBE INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

				Three Months Ended
	Years Ended December 31,			March 31,

	1999	2000	2001	2001	2002

				(unaudited)	(unaudited)

	(In thousands, except per share data)
Revenues:
Product sales	$95,569	$100,162	$104,233	$26,644	$26,895
Collaborative research revenue	11,366	13,764	20,203	3,677	5,904
Royalty and license revenue	10,587	5,615	5,295	756	984

Total revenues	117,522	119,541	129,731	31,077	33,783
Operating expenses:
Cost of product sales	30,519	34,102	38,483	9,631	11,449
Research and development	47,758	58,143	52,993	14,169	12,506
Marketing and sales	12,889	14,303	15,969	3,833	4,133
General and administrative	13,058	14,005	17,287	4,005	4,908
Amortization of intangible assets	2,921	948	948	237	84

Total operating expenses	107,145	121,501	125,680	31,875	33,080

Income (loss) from operations	10,377	(1,960)	4,051	(798)	703
Other income (expenses):
Interest income	540	1,029	482	203	101
Interest expense	(1,092)	(1,112)	(1,012)	(283)	(238)
Other income (expense), net	54	(50)	6	(13)	3,617

Total other expenses, net	(498)	(133)	(524)	(93)	3,480

Income (loss) before income taxes	9,879	(2,093)	3,527	(891)	4,183
Income tax expense (benefit)	3,168	(1,085)	(1,090)	(271)	1,099

Net income (loss)	$6,711	$(1,008)	$4,617	$(620)	$3,084

Net income (loss) per share:
Basic and diluted	$0.10	$(0.02)	$0.07	$(0.01)	$0.05

Weighted average shares:
Basic	65,000	65,000	65,000	65,000	65,000

Diluted	65,000	65,000	65,011	65,000	65,000

See accompanying notes

GEN-PROBE INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

			Accumulated
		Additional	Other		Total
	Common	Paid-in	Comprehensive	Retained	Stockholder’s
	Stock	Capital	Income (Loss)	Earnings	Equity

	(In thousands)
Balance at December 31, 1998	$7	$106,058	$13	$(678)	$105,400
Comprehensive income:
Net income	—	—	—	6,711	6,711
Unrealized losses on short-term investments, net of income tax benefit of $21	—	—	(37)	—	(37)

Comprehensive income					6,674

Balance at December 31, 1999	7	106,058	(24)	6,033	112,074
Capital contribution from Gen-Probe Holding Company, Inc. for consolidated tax benefits	—	40	—	—	40
Comprehensive loss:
Net loss	—	—	—	(1,008)	(1,008)
Unrealized gains on short-term investments, net of income tax expense of $42	—	—	74	—	74

Comprehensive loss					(934)

Balance at December 31, 2000	7	106,098	50	5,025	111,180
Comprehensive income:
Net income	—	—	—	4,617	4,617
Unrealized gains on short-term investments, net of income tax expense of $2	—	—	10	—	10

Comprehensive income					4,627

Balance at December 31, 2001	$7	$106,098	$60	$9,642	$115,807

Comprehensive income:
Net income (unaudited)	—	—	—	3,084	3,084
Unrealized gains on short-term investments, net of income tax expense of $3 (unaudited)	—	—	10	—	10

Comprehensive income (unaudited)					3,094

Balance at March 31, 2002 (unaudited)	$7	$106,098	$70	$12,726	$118,901

See accompanying notes.

GEN-PROBE INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Three Months Ended
	Years Ended December 31,			March 31,

	1999	2000	2001	2001	2002

				(unaudited)	(unaudited)

	(In thousands)
Operating activities
Net income (loss)	$6,711	$(1,008)	$4,617	$(620)	$3,084
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	18,188	17,445	16,953	4,155	4,272
Loss on disposal of property and equipment	4	48	115	12	258
Deferred rent payable	—	—	297	74	6
Deferred revenue	(1,635)	(5,168)	(918)	(551)	(53)
Deferred income taxes	(246)	1,131	(892)	(4)	516
Changes in assets and liabilities:
Accounts receivables	(1,237)	(5,134)	(372)	1,514	(853)
Inventories	(2,044)	(4,843)	1,505	(1,328)	(1,714)
Prepaid expenses and other current assets	1,094	(680)	(2,107)	(396)	208
Accounts payable	(3,643)	1,920	1,256	(1,539)	(15)
Accrued salaries and employee benefits	502	2,399	1,647	860	(2,187)
Other accrued expenses	4,563	(2,806)	132	(73)	483

Net cash provided by operating activities	22,257	3,304	22,233	2,104	4,005
Investing activities
Proceeds from sales and maturities of short-term investments	41,568	66,286	6,353	6,353	—
Purchase of short-term investments	(30,024)	(62,742)	(2,432)	(2,426)	(2)
Purchase of property, plant & equipment	(15,644)	(11,035)	(10,749)	(1,291)	(1,730)
Capitalization of software development costs	(4,871)	(2,922)	(3,366)	(830)	(751)
Capitalization of patent costs	(696)	(922)	(900)	(235)	(254)
Other assets	(24)	(66)	(30)	(7)	(290)

Net cash provided by (used in) investing activities	(9,691)	(11,401)	(11,124)	1,564	(3,027)
Financing activities
Principal payment on long-term debt	—	—	(2,000)	—	—

Net cash used in financing activities	—	—	(2,000)	—	—

Net increase (decrease) in cash and cash equivalents	12,566	(8,097)	9,109	3,668	978
Cash and cash equivalents at the beginning of period	4,172	16,738	8,641	8,641	17,750

Cash and cash equivalents at the end of period	$16,738	$8,641	$17,750	$12,309	$18,728

Supplemental disclosure of cash flow information:
Cash paid (received) for:
Interest	$1,082	$1,081	$998	$—	$—

Income taxes	$(3,903)	$3,419	$(745)	$(1,750)	$75

Non-cash financing activities:
Contribution of paid-in capital from change in deferred tax	$—	$40	$—	$—	$—

See accompanying notes.

GEN-PROBE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information subsequent to December 31, 2001 and pertaining to March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

1.     Organization and Summary of Significant Accounting Policies

Organization

      Gen-Probe Incorporated (“Gen-Probe” or the “Company”) is engaged in developing, manufacturing and marketing of nucleic acid probe-based products used for the clinical diagnosis of human diseases and for screening donated human blood. Gen-Probe’s principal customers are large reference laboratories, public health laboratories and hospitals located in North America, Europe and Japan.

      The Company is a wholly-owned subsidiary of Gen-Probe Holding Company, Inc. (“Gen-Probe Holding”). Gen-Probe Holding is a wholly-owned subsidiary of Chugai Pharmaceutical, Co., Ltd. of Tokyo, Japan (“Chugai”). See Note 11, Recent Events, for a description of reorganization transactions involving Gen-Probe Holding and the Company and the proposed spin-off of the Company by Chugai.

      These consolidated financial statements reflect the historical financial results of Gen-Probe Incorporated reporting as an independent, autonomous company from its parent Gen-Probe Holding and Chugai. These historical statements reflect all of the costs applicable to Gen-Probe that were incurred by Gen-Probe Holding or Chugai. This historical financial information is not necessarily indicative of future results of operations, financial position or cash flows because of changes in the Company’s tax structure and increased costs associated with being a public company.

      The Company has a 17% non-controlling interest in Molecular Light Technology Research Ltd., which is recorded under Other assets in the balance sheet. The investment is accounted for by the cost method.

Principles of Consolidation

      The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiaries, Gen-Probe Sales and Services, Inc., Gen-Probe Canada, Inc. and Gen-Probe FSC, Inc. All intercompany transactions and balances have been eliminated in consolidation.

     Reporting Periods

      The Company operates and reports on fiscal periods ending on the Friday closest to the end of the month except for year-end, which closes on December 31. For ease of presentation, the quarterly reporting periods are deemed to end on March 31, June 30 and September 30. The fiscal years ended December 31, 1999, 2000 and 2001 each included 52 weeks. The periods ended March 31, 2001 and 2002 each included 13 weeks.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These estimates include assessing the collectibility of accounts receivable, valuation of inventories and long-lived assets. Actual results could differ from those estimates.

Cash Equivalents

      Cash equivalents consist primarily of highly liquid cash investment funds with original maturities of three months or less when acquired.

GEN-PROBE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2001 and pertaining to March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

Short-Term Investments

      Short-term investments are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholder’s equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment and interest income. Realized gains and losses and declines in value judged to be other-than-temporary on short-term investments are included in investment and interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

Segment Information

      The Company identifies its operating segments based on business activities, management responsibility and geographical location. For all periods presented, the Company operated in a single business segment. Revenue by geographic location is presented in Note 9.

     Interim Financial Data

      The financial statements for the three months ended March 31, 2001 and 2002 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals necessary to state fairly the financial information set forth therein, in accordance with generally accepted accounting principles. The results of operations for the interim period ended March 31, 2002 are not necessarily indicative of the results which may be reported for any other interim period or for the year ending December 31, 2002.

Fair Value of Financial Instruments

      The carrying value of cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities and long-term debt approximates fair value.

      The Company invests its excess cash with major financial institutions. The Company has not experienced any significant losses on these investments.

Concentration of Credit Risk

      The Company sells its products primarily to established large reference laboratories, public health laboratories and hospitals. Credit is extended based on an evaluation of the customer’s financial condition and generally collateral is not required. Credit losses have historically been minimal and within management’s expectations.

Stock-Based Compensation

      The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its employee options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, requires the use of the option valuation models that were not developed for use in valuing employee options. Under SFAS No. 123, compensation cost is determined using the fair value of stock-based compensation determined as of the grant date and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the current implicit value accounting method

GEN-PROBE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2001 and pertaining to March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

specified in APB 25 to account for stock-based compensation and disclose in the footnotes to the financial statements the pro forma effect of using the fair value method for its stock-based compensation.

Revenue Recognition

      Revenue is recognized from sales of our clinical diagnostic products when the product is shipped and title and risk of loss has passed and when collection of the resulting receivable is reasonably assured. The Company records revenue from product sales on its blood screening products shipped to countries where regulatory approval has been received based on a contracted transfer price with its third-party collaboration partner. Blood screening product sales are then adjusted monthly upon payment by the Company’s collaboration partner to the Company of amounts reflecting the Company’s ultimate share of net revenue from sales by the collaboration partner to the end user less the transfer price revenues previously paid.

      Historically, the Company has recorded revenues related to use of its blood screening products in the United States and other countries in which the products have not received regulatory approval as collaborative research revenue because price restrictions applied to those products prior to FDA license approval in the United States and similar approval in foreign countries.

      Product sales also include the sales or rental revenue associated with the delivery of the Company’s proprietary instrument platforms for performing its diagnostic tests. Historically, the Company has provided its instrumentation to laboratories and hospitals without requiring them to purchase the equipment or enter into an equipment lease. Instead, the Company recovers the cost of providing the instrumentation in the amounts it charges for its diagnostic assays. The Company recently has begun to implement multi-year sales contracts that have an equipment factor set forth in them. The costs associated with the instrument are charged to costs of goods sold on a straight-line basis over the estimated life of the instrument, which ranges from three to five years. The costs to maintain these systems in the field are charged to operations as incurred.

      Collaborative research revenue is recognized over the term of various collaboration agreements as negotiated monthly contracted amounts are earned or reimbursable costs are incurred related to that agreement. Non-refundable license fees are recognized over the related performance period or at the time that the Company has satisfied all performance obligations related to the agreement. Milestone payments are recognized as revenue upon (i) the achievement of specified milestones when the Company has earned the milestone payment, (ii) the milestone is substantive in nature and the achievement of the milestone was not reasonably assured at the inception of the agreement and (iii) the fees are non-refundable. Any amounts received prior to satisfying our revenue recognition criteria are recorded as deferred revenue in our balance sheet.

      Royalty revenue is recognized related to the manufacture, sale or use of the Company’s products or technologies under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, the Company recognizes revenue based on estimates of royalties earned during the applicable period and adjusts for differences between the estimated and actual royalties in the following period. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, the Company recognizes revenue upon receipt of royalty statements from the licensee.

GEN-PROBE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2001 and pertaining to March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

Shipping and Handling Expenses

      Shipping and handling expenses are included in cost of product of sales expenses and totaled approximately $1,569,000, $1,726,000 and $2,096,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

Inventories

      Inventories are stated at the lower of cost (first-in, first-out) or market.

Capitalized Software Costs

      The Company capitalizes costs incurred in the development of computer software after establishment of technological feasibility. These capitalized costs are recorded at the lower of unamortized cost or net realizable value and will be amortized over the estimated life of the related product beginning when the product is available for sale.

Long-Lived Assets

      Property, plant and equipment and intangible assets are stated at cost. Depreciation of property, plant and equipment is provided using the straight-line method over the estimated useful lives of the assets (3 to 39 years). Depreciation expense was $14,155,000, $15,086,000 and $14,457,000 for the years ended December 31, 1999, 2000 and 2001, respectively. Amortization of leasehold improvements is provided over the shorter of the remaining life of the lease or estimated useful life of the asset. Patents and trademarks are stated at cost and amortized on a straight line basis over the lesser of the remaining useful life of the related technology or the estimated useful life of 8 years. The cost of developed technology and other purchased intangibles is amortized over their estimated useful lives (5 to 20 years). Goodwill less the amount allocated to in-process technology was being amortized over 40 years during the periods presented.

      The Company complies with SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets to be Disposed of”. The Company reviews its long-lived assets, including intangible assets, property plant and equipment and capitalized software for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates whether future undiscounted net cash flows will be less than the carrying amount of the assets and adjusts the carrying amount of its assets to fair value.

Research and Development

      Research and development costs are expensed as incurred.

Income Taxes

      The Company is included along with its sister company Chugai Biopharmaceuticals, Inc. (“CBI”) in the consolidated federal and in various combined state income tax returns of Gen-Probe Holding. Pursuant to a tax-sharing agreement with Gen-Probe Holding, the Company is generally allocated an amount of the consolidated tax liability equal to the tax that would have been applicable if computed separately.

      Under this agreement, any deductible amounts allocated to the Company that will not be allocated back to Gen-Probe Holding are deemed to be a capital contribution by Gen-Probe Holding at the end of the year. As more fully described in Note 11, Recent Events, Gen-Probe Holding will be merged into the

GEN-PROBE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2001 and pertaining to March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

Company in 2002, the tax-sharing agreement will terminate and the Company will enter into a new tax-sharing agreement with CBI.

Reclassification

      Certain prior year amounts have been reclassified to conform with the current year presentation.

Recent Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments and hedging activities. In July 1999, the FASB issued SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of SFAS No. 133” which deferred the adoption requirement to the first quarter of 2001. The adoption of the statements did not have an impact on the Company’s financial statements.

      In June 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.”

      SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001.

      SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121. The Company is required to adopt SFAS No. 142 effective January 1, 2002, at which time the Company will be required to reassess the intangible assets, including goodwill, previously recorded in connection with previous purchase acquisitions, as well as the useful lives of such intangible assets.

      Upon adoption of SFAS No. 142, the Company will stop amortizing goodwill and certain other intangibles resulting from acquisitions prior to July 1, 2001, which has been estimated to reduce annual amortization expense by approximately $600,000. Goodwill and intangibles with indefinite lives will be assigned to reporting units as determined by the Company for purposes of impairment testing and tested using a two-step approach for impairment annually or whenever there is an impairment indicator. The impact of stopping goodwill amortization has been estimated to increase the Company’s operating income by approximately $600,000.

GEN-PROBE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2001 and pertaining to March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

      The Company began applying the new rules on accounting for goodwill and other intangible assets effective January 1, 2002. The following table presents a reconciliation of net income and per share data to what would have been reported had the new rules been in effect during the three month period ended March 31, 2001 (in thousands, except per share data):

	Three Months
	Ended
	March 31,

	2001	2002

Reported net income	$(620)	$3,084
Add back goodwill amortization, net of tax	150	—

Adjusted net income	$(470)	$3,084

Basic and diluted net income per common share:
Reported net income (loss)	$(0.01)	$0.05
Goodwill amortization, net of tax	$0.00	$—

Adjusted net income (loss)	$(0.01)	$0.05

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which will become effective for the Company beginning in fiscal 2002. This statement establishes a number of rules for the recognition, measurement and display of long-lived assets which are impaired and either held for sale or continuing use within the business. In addition, the Statement broadly expands the definition of a discounted operation to individual reporting units or asset groupings for which identifiable cash flow exists. The adoption of the statement is not expected to have a significant impact on the Company’s financial statements.

Net Income (Loss) Per Share

      Gen-Probe computes net income (loss) per share in accordance with SFAS No. 128, “Earnings Per Share”, and SEC Staff Accounting Bulletin (“SAB”) No. 98. Under the provisions of SFAS No. 128, basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period.

      Under the provisions of SAB No. 98, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration. The Company has outstanding for all periods 65,000,000 shares of common stock owned by Gen-Probe Holding. The Company considers common equivalent shares from the exercise of stock options in the instance where the shares are dilutive to net income of the Company by application of the treasury stock method.

GEN-PROBE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2001 and pertaining to March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

      The following table sets forth the computation of basic and diluted shares:

				Three Months Ended
	Years Ended December 31,			March 31,

	1999	2000	2001	2001	2002

Weighted average shares outstanding — Basic	65,000	65,000	65,000	65,000	65,000
Effect of dilutive common stock options outstanding	—	—	11	—	—

Weighted average shares outstanding — Diluted	65,000	65,000	65,011	65,000	65,000

2.     Balance Sheet Information

      Inventories are comprised of the following (in thousands):

	December 31,
			March 31,
	2000	2001	2002

Raw materials and supplies	$5,250	$3,620	$5,856
Work in process	3,606	3,641	3,137
Finished goods	3,653	3,743	3,725

	$12,509	$11,004	$12,718

      Property, plant and equipment are comprised of the following (in thousands):

	December 31,
			March 31,
	2000	2001	2002

Building	$29,718	$29,718	$29,718
Machinery and equipment	68,708	72,399	73,181
Leasehold improvements	16,648	17,027	17,072
Furniture and fixtures	13,638	15,592	15,766

	128,712	134,736	135,737
Less accumulated depreciation and amortization	(64,796)	(74,642)	(77,946)

	$63,916	$60,094	$57,791

      Other assets are comprised of the following (in thousands):

	December 31,
			March 31,
	2000	2001	2002

Patents and other intangible assets	$12,580	$13,480	$13,733
Other	443	518	847

	13,023	13,998	14,580
Less accumulated amortization	(8,683)	(10,245)	(10,662)

	$4,340	$3,753	$3,918

GEN-PROBE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2001 and pertaining to March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

3.     Short-Term Investments

      There are no short-term investments as of December 31, 2001. The following is a summary of short-term investments as of December 31, 2000 (in thousands):

		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

Money market fund	$393	$—	$—	$393
Corporate obligations	2,026	15	—	2,041
Mortgage backed securities	1,300	9	—	1,309
U.S. treasury notes	200	—	—	200

Short-term investments	$3,919	$24	$—	$3,943

4.     Long-Term Debt

      In May 1997, the Company issued $14,000,000 of notes payable to a bank and an insurance company. The notes bear interest at 7.68%, and interest only is payable through the year 2000, then principal and interest through May 2007. Principal in the amount of $2,000,000 is due on May 1 of each year from 2001 to 2007.

      The notes include certain restrictive covenants and are guaranteed by Chugai. The Company was in compliance with all covenants at December 31, 2001 and March 31, 2002. See Note 11, Recent Events, which describes the impact that the reorganization and spin-off could have on the indebtedness.

      The Company has a secured bank line of credit agreement, which expires in July 2002, under which the Company may borrow up to $10,000,000 at the bank’s prime rate, or at LIBOR plus 1%. The line of credit is secured by the assets of the Company with the exception of real property. At December 31, 2000 and 2001, the Company did not have any amounts outstanding under the line. The line of credit agreement requires the Company to comply with various financial covenants. Financial covenants include requirements as to tangible net worth, liabilities as a percentage of tangible net worth, the ratio of current assets to current liabilities, required minimum levels of earnings before interest, taxes, depreciation and amortization, and the ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The Company was in compliance with all covenants at December 31, 2001 and March 31, 2002.

5.     Related Party Transactions

      The Company had royalty expense of $1,499,000, $2,329,000 and $2,368,000 in 1999, 2000 and 2001, respectively, and $890,000 and $605,000 for the three months ended March 31, 2001 and 2002, respectively, to a related party in which the Company owns a 17% interest.

      Gen-Probe’s product sales to Chugai or Chugai Diagnostics Science Co., Ltd. (“CDS”), currently a wholly owned subsidiary of Chugai, totaled $3,370,000, $3,362,000 and $3,040,000 during 1999, 2000 and 2001, respectively, and $764,000 and $823,000 for the three months ended March 31, 2001 and 2002, respectively. Trade and other accounts receivable from Chugai or its subsidiaries were $432,000 and $245,000 at December 31, 2000 and 2001, respectively, and $333,000 for the three months ended March 31, 2002. In May 2002, Chugai announced that it had entered into an agreement to sell CDS to Fujirebo Inc. Gen-Probe does not anticipate that the sale will have a material effect on its license or distribution agreement with CDS.

GEN-PROBE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2001 and pertaining to March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

      Chugai Biopharmaceuticals, Inc. (“CBI”), formerly a wholly-owned subsidiary of Gen-Probe Holding, which began operations on July 1, 1995, is engaged in developing therapeutics technologies and products. Gen-Probe provides CBI with certain general and administrative services, general overhead and materials. To recover these costs, Gen-Probe bills CBI for the employees’ time, an allocable share of the general expenses in each applicable department and 100% of the direct expenses. Labor costs are allocated based on employees’ monthly time reports; non-labor costs are estimated based on standard costs and are reconciled to actual costs.

      Gen-Probe’s services billed to CBI, excluding direct costs reimbursed by CBI, totaled $494,000, $461,000 and $264,000 for the years ended December 31, 1999, 2000 and 2001, respectively, and $72,000 and $102,000 for the three months ended March 31, 2001 and 2002, respectively. Gen-Probe’s accounts receivable from CBI were $703,000 and $191,000 at December 31, 2000 and 2001, respectively, and $131,000 at March 31, 2002.

      In June 1997, Gen-Probe completed the construction of a principal facility on land which was purchased by Gen-Probe Holding in 1995. Gen-Probe Holding agreed to reimburse Gen-Probe for costs related to land improvements up to $3,100,000, and Gen-Probe was reimbursed a total of $2,997,000 under the terms of this agreement with no further costs expected to be incurred. In June 1997, Gen-Probe and Gen-Probe Holding entered into a long-term ground lease agreement whereby Gen-Probe leases the land under the operating facility from Gen-Probe Holding through May 2031 for $525,000 per year. Under the ground lease agreement, Gen-Probe paid Gen-Probe Holding $525,000 in each of the years ended December 31, 1999, 2000 and 2001 and $131,000 for the three months ended March 31, 2001 and 2002. See Note 11, Recent Events.

6.     Income Taxes

      The provision for income taxes consists of the following (in thousands):

	Years Ended December 31,

	1999	2000	2001

Current:
Federal	$3,269	$(2,151)	$(230)
State	124	124	12

	3,393	(2,027)	(218)
Deferred:
Federal	1,349	1,879	1,551
State	(1,574)	(937)	(2,423)

	(225)	942	(872)

	$3,168	$(1,085)	$(1,090)

      The provision for income taxes varies from the amount computed by applying the federal statutory rate to income before income taxes due to the nondeductibility of the amortization of goodwill and certain other intangible assets for tax reporting purposes, less certain tax credits realized and tax exempt foreign sales corporation income.

GEN-PROBE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2001 and pertaining to March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

      Significant components of the Company’s deferred tax assets and liabilities for federal and state income taxes are as follows (in thousands):

	December 31,

	2000	2001

Deferred tax assets:
Research and California manufacturers’ investment credit carryforwards	$3,651	$6,047
Inventory reserves and capitalization	1,955	1,914
Allowance for doubtful accounts	323	342
Deferred revenue	4,981	4,266
Other accruals and reserves (net)	2,896	744

Total deferred tax assets	13,806	13,313
Deferred tax liabilities:
Purchased intangibles	(1,138)	(990)
Capitalized costs expensed for tax purposes	(9,280)	(8,378)
Depreciation	(1,222)	(887)

Total deferred tax liabilities	(11,640)	(10,255)

Net deferred tax assets	$2,166	$3,058

      No valuation allowance has been recorded to offset deferred tax assets as the Company has determined that it is more likely than not that such assets will be realized. The Company will continue to assess the likelihood of realization of such assets; however, if future events occur which do not make the realization of such assets more likely than not, the Company will record a valuation allowance against all or a portion of the net deferred tax assets.

      At December 31, 2001, the Company had federal research and development credit carryforwards of approximately $1,925,000, which will begin to expire in 2019, unless previously utilized.

      At December 31, 2001, the Company also had California research and development and manufacturers’ investment credit carryforwards of approximately $6,341,000, which will begin to expire in 2005, unless previously utilized. In accordance with the Internal Revenue Code, the Company’s use of its credit carryforwards could be limited in the event of certain cumulative changes in the Company’s stock ownership.

GEN-PROBE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2001 and pertaining to March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

      The provision for income taxes reconciles to the amount computed by applying the federal statutory rate to income before taxes as follows (in thousands):

	Years Ended December 31,

	1999		2000		2001

Taxes at federal statutory rate	$3,458	35%	$(732)	35%	$1,203	35%
State taxes, net of federal benefit	711	7%	(20)	1%	121	4%
Federal tax credits	(1,167)	(12)%	(862)	41%	(1,300)	(38)%
State tax credits	(845)	(9)%	(639)	31%	(865)	(25)%
Prior year credit true-ups	(76)	(1)%	60	(3)%	—	—
Adjustment for change in state rate	—	—	995	(48)%	—	—
Other	1,087	12%	113	(5)%	(249)	(7)%

	$3,168	32%	$(1,085)	52%	$(1,090)	(31)%

7.     Stockholder’s Equity

      In August 2000, the Company’s Board of Directors authorized a 650,000-to-1 stock split. All share information has been retroactively restated to reflect the stock split.

      On December 10, 2001, Chugai announced its intention to spin-off Gen-Probe by distributing all of its shares of Gen-Probe to the shareholders of Chugai. See Note 11, Recent Events, regarding the plan of reorganization and spin-off.

     Stock Options

      The Company adopted the 2000 Equity Participation Plan (“the Plan”) in August 2000 and reserved 8,000,000 shares of common stock for grants under the Plan. The Plan provides for the grant of incentive and nonstatutory stock options. The exercise price of each option is equal to or greater than the fair market value of the Company’s stock on the date of grant. The Board of Directors may determine the terms and vesting of all options; however, in no event will the contractual term exceed 10 years. Generally, options vest 25% or 33% one year from the grant date and  1/48 or  1/36, respectively, each month thereafter until the options are fully vested. See Note 11, Recent Events, regarding the impact on the Company’s option holders from the reorganization and spin-off.

GEN-PROBE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2001 and pertaining to March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

      A summary of the Company’s stock option activity is as follows:

		Weighted Average
	Number of Shares	Exercise Price

Outstanding at December 31, 1999	—	—
Granted	4,498,840	$10.00
Exercised	—	—
Cancelled	(136,460)	10.00

Outstanding at December 31, 2000	4,362,380	10.00

Granted	2,171,699	9.39
Exercised	—	—
Cancelled	(561,990)	9.98

Outstanding at December 31, 2001	5,972,089	$9.78

      The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding

		Weighted		Options Exercisable
		Average
		Remaining	Weighted		Weighted
	Shares	Contractual	Average	Shares	Average
Range of Exercise Prices	Outstanding	Life (Years)	Exercise Price	Exercisable	Exercise Price

$ 9.00	1,321,419	9.6	$9.00	—	$9.00
10.00	4,650,670	8.7	10.00	1,467,552	10.00

	5,972,089	8.9	$9.78	1,467,552	$10.00

      Options available for future grant were 2,027,911 at December 31, 2001.

      Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the dates of grant using the minimum value option pricing model with the following assumptions for 2000 and 2001: risk-free interest rates ranging from 4.3% to 6.0%, dividend yield of 0% and expected life of 4 years.

      Had compensation expense for stock options granted been determined based on the fair value of the options at the date of grant, accounting consistent with SFAS No. 123, the Company’s net income (loss) and net income (loss) per share would have been as follows (in thousands, except per share data):

	Years Ended
	December 31,

	2000	2001

Net income (loss):
As reported	$(1,008)	$4,617
Pro forma	$(1,794)	$2,677
Basic and dilutated net income (loss) per share:
As reported	$(0.02)	$0.07
Pro forma	$(0.03)	$0.04

GEN-PROBE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2001 and pertaining to March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

      The pro forma effects on net income for the years ending December 31, 2000 and 2001 are not likely to be representative of the effects on reported net income or loss in future years. In management’s opinion, existing stock option valuation models do not provide a reliable single measure of the fair value of employee stock options that have vesting provisions and are not transferable. In addition, option valuation models require the input of highly subjective assumptions, and changes in such subjective assumptions can materially affect the fair value estimate of employee stock options.

      The weighted-average grant-date fair value per share of options granted during the periods were as follows:

	Years Ended
	December 31,

	2000	2001

Exercise price equal to deemed fair value of common stock on the grant date:
Weighted-average exercise price	$10.00	$9.29
Weighted-average option fair value	$2.13	$1.48
Exercise price greater than deemed fair value of common stock on the grant date:
Weighted-average exercise price	$—	$10.00
Weighted-average option fair value	$—	$0.59

8.     Commitments and Contingencies

Lease Commitments

      The Company leases certain facilities under operating leases which expire at various dates through February 2008.

      Future minimum payments under operating leases as of December 31, 2001 are as follows (in thousands):

2002	$860
2003	848
2004	779
2005	810
2006	730
Thereafter	787

Total payments	$4,814

      Rent expense was $645,000, $717,000 and $1,116,000 for the years ended December 31, 1999, 2000 and 2001, respectively, and $277,000 and $232,000 for the three months ended March 31, 2001 and 2002, respectively.

Collaborative Agreements

      Effective May 2, 1997, the Company entered into agreements which created a worldwide relationship between Gen-Probe and bioMérieux Vitek, Inc. (“bMx”). The collaboration involves research and development activities, as well as the transfer to bMx of product distribution rights in international

GEN-PROBE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2001 and pertaining to March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

markets, excluding Japan. As part of the agreements, Gen-Probe has licensed its probe-related technology to bMx to jointly develop probe assays and adapt and develop instrumentation during a five-year and ten-year term. In return, bMx paid Gen-Probe $2,000,000 of license and $4,000,000 of prepaid royalty fees in 1997 and an additional $6,000,000 of license fees in 1998. License fees were amortized over the term of the agreement and royalty fees were deferred.

      In August 2000, the bMx agreement was amended to transition the relationship from a collaborative arrangement to a licensing agreement with certain performance obligations. In exchange for the royalties paid under the original agreement, Gen-Probe transferred all information and know-how to bMx as of December 31, 2000 and will transfer its manufacturing capabilities to bMx by December 31, 2003. Gen-Probe records revenue under this arrangement when specific milestones are achieved. Gen-Probe recognized milestone revenue of $0, $3,000,000 and $250,000 for the years ended December 31, 1999, 2000, and 2001, respectively, and no revenue for the three months ended March 31, 2001 and 2002. Gen-Probe recognized $1,070,000, $1,470,000 and $1,870,000 in license fees related to this agreement for the years ended December 31, 1999, 2000 and 2001, respectively, and $470,000 for the three months ended March 31, 2001 and 2002.

      In July 1998, the Company entered into an agreement with Chiron Corporation (“Chiron”) to form a strategic alliance to develop, manufacture and market nucleic acid probe assay systems for blood screening and certain areas of clinical diagnostics. Under the terms of the agreement, Chiron or a third party will market and sell products that utilize Chiron’s intellectual property relating to hepatitis C (“HCV”) and human immune deficiency virus Type 1 (“HIV-1”) and the Company’s patented technologies. The Company received an up-front license fee of $10,000,000 in 1998. The Company received an additional payment of $8,500,000 in 1999 upon achieving a milestone which the Company recorded as revenue. The Company may receive additional payments if certain milestones are met. The Company may also receive additional revenues if products are sold. In September 1998, Chiron agreed to sell its diagnostic business to Bayer Corporation (“Bayer”). As a result, the Company and Bayer have aligned under the terms of the agreement relating to clinical diagnostics. The Company recorded licensing revenues of approximately $9,200,000, $670,000 and $670,000 for the years ended December 31, 1999, 2000 and 2001, respectively, related to this aspect of the agreement, and $170,000 for the three months ended March 31, 2001 and 2002.

      In connection with its collaboration agreement with Chiron, the Company has developed and supplies products to the American Red Cross, America’s Blood Centers, American Independent Blood Centers, the United States military and others for pooled blood sampling under the terms of an Investigational New Drug application. The Company receives monthly payments for costs that have been incurred for development of the product. The contracts are renewable and are expected to continue until commercial release of the product in the United States. Collaborative research revenue recorded under the terms of the agreements for the years ended December 31, 1999, 2000 and 2001 were $4,770,000, $10,946,000 and $14,546,000, respectively, and $2,821,000 and $4,224,000 for the three months ended March 31, 2001 and 2002, respectively.

      With respect to the Company’s collaboration with Chiron, both parties have obligations to each other. The Company is obligated to manufacture and supply its blood screening assay to Chiron, and Chiron is obligated to purchase all of the quantities of this assay specified on a 90-day demand forecast, due 90 days prior to the date Chiron intends to take delivery, and certain quantities specified on a rolling 12-month forecast.

      In connection with the joint development of the HIV-1/HCV assay, and as a condition for Chiron’s agreement to pay for most of the clinical trial costs related to approval of that assay, the Company agreed

GEN-PROBE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2001 and pertaining to March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

to pay the costs related to the clinical trial for the next joint development project with Chiron. The obligation of Gen-Probe is limited to the cost incurred for the previous joint clinical trial, which amount has not been agreed between the parties. This amount is not currently determinable but will be material to the financial condition and results of operations of the Company.

License Agreements

      In connection with its research and development efforts, the Company has various license agreements with unrelated parties which provide the Company with rights to develop and market products using certain technology and patent rights maintained by the parties. Terms of the various license agreements require the Company to pay royalties ranging from 1% to 5% of future sales on products using the technology. Such agreements generally provide for a term which commences upon execution and continues until expiration of the last patent relative to the technology.

      During 1995, the Company granted a non-exclusive license to certain patented methods for detecting specific infectious diseases. In exchange for this license, Gen-Probe received a license fee and will receive a royalty on all sales of licensed products. Royalties received amounted to $267,000, $348,000 and $421,000 for the years ended December 31, 1999, 2000 and 2001, respectively, and $101,000 and $117,000 for the three months ended March 31, 2001 and 2002, respectively.

      In July 2001, the Company granted a license to CDS for certain patented products. In exchange for this license, Gen-Probe received an initial license fee of $1,600,000 and will receive a royalty on all sales of licensed products. Royalties of $400,000 were received in 2001 on sales of products sold by CDS and $211,000 during the three months ended March 31, 2002.

Government Contract

      In 1996, Gen-Probe was awarded a $7.7 million contract by the National Heart, Lung & Blood Institute, a part of the National Institutes of Health (the “NIH”), to develop tests for screening donor blood for HIV-1 and HCV. In 1997, the contract was modified with the addition of $648,000 for the development of a semi-automated system for detection of HIV-1/HCV RNA in pooled plasma. Effective September 1998, the contract was further modified with the addition of $4.3 million for the development of HIV-2 and HBV tests. The Company records contract revenues under the reimbursement contract as costs are incurred. Billings under this contract were completed in 2000 and contract revenues recorded for the years ended December 31, 1999 and 2000 were $4,980,000 and $302,000, respectively.

      In January 2000, the Company began work on a three-year $13.4 million cost sharing contract with the NIH, to modify the HIV-1/HCV assay to incorporate HBV detection capability and make it simpler for organ donation centers to test the blood of organ donors. The Company will spend $13.4 million, of which the NIH will reimburse $7.6 million. The Company records contract revenues under the reimbursement contract as costs are incurred. Costs incurred are recorded in research and development expenses. Contract revenues recorded for the years ended December 31, 2000 and 2001 were $465,000 and $4,220,000, respectively, and $702,000 and $1,458,000 for the three months ended March 31, 2001 and 2002, respectively.

Litigation

      The Company is involved in certain patent-related disputes. While there can be no assurances as to the ultimate outcome of such litigation, management expects that the resolution of these matters will not have a material adverse effect on the Company’s financial position or its ability to conduct business.

GEN-PROBE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2001 and pertaining to March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

      On February 26, 2001, the Company commenced an arbitration proceeding against Chiron in connection with the blood screening collaboration. During the fourth quarter of 2001, the Company negotiated a resolution to most of the disputed items, and in January 2002, the Company received $6.9 million in partial settlement of the claims. During the first quarter of 2002, the Company recognized $2.4 million of other income upon receipt of payment from Chiron related to the agreed matters, $3.9 million of deferred revenues for advance payments for product to be delivered and $0.6 million for other receivables. The parties continue to negotiate an additional item that is not expected to have a material financial statement impact on the Company upon final settlement.

9.     Significant Customers and Geographic Information

      During the years ended December 31, 1999, 2000 and 2001, 13%, 11% and 11% respectively, of net revenues were from one customer. During the year ended December 31, 2001 and during the three months ended March 31, 2002, 17% and 21%, respectively, of net revenues were from a second customer. No other customer accounted for more than 10% of revenues in any fiscal period.

      During the years ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2001 and 2002, 0%, 2%, 5%, 4% and 9%, respectively, of product sales were from the sale of commercially approved blood screening products. Other revenues related to the development of blood screening products prior to commercial approval are recorded in collaborative research revenue as disclosed in Note 8, Collaborative Agreements. During the years ended December 31, 1999, 2000 and 2001 and the three months ended March 31, 2001 and 2002, 100%, 98%, 95%, 96% and 91%, respectively, of product sales were from the sale of clinical diagnostic products and instruments.

      Net revenues by geographic region were as follows:

				Three Months Ended
	Years Ended December 31,			March 31,

	1999	2000	2001	2001	2002

Net revenue:
North America	$106,307	$107,715	$111,018	$27,078	$28,584
All other	11,215	11,826	18,713	3,999	5,199

	$117,522	$119,541	$129,731	$31,077	$33,783

10.     Employee Benefit Plan

      Effective May 1, 1990, Gen-Probe established a Defined Contribution Plan (the “Plan”) covering substantially all employees of Gen-Probe and CBI beginning the first day of the month following the month in which they are hired. Employees may contribute up to 20% of their compensation per year (subject to a maximum limit imposed by federal tax law). Gen-Probe is obligated to make matching contributions each payroll equal to a maximum of 50% of the first 6% of compensation contributed by the employee. The contributions charged to operations related to Gen-Probe employees totaled $571,000, $760,000 and $835,000 for the years ended December 31, 1999, 2000 and 2001, respectively, and $231,000 and $254,000 for the three months ended March 31, 2001 and 2002, respectively.

11.     Recent Events (Unaudited)

      On December 10, 2001, Chugai announced its intention to spin-off Gen-Probe by distributing all of its shares of Gen-Probe to the shareholders of Chugai, subject to Chugai shareholder approval of Chugai’s

GEN-PROBE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Information subsequent to December 31, 2001 and pertaining to March 31, 2002 and for the three months ended March 31, 2001 and 2002 is unaudited)

merger with Nippon Roche Kabushiki Kaisha, a subsidiary of Roche Pharmaholding B.V., and a capital reduction transaction involving the distribution of the Gen-Probe shares. If shareholder approval is obtained, the Company expects the distribution to occur in the third calendar quarter of 2002. As part of this transaction and prior to distribution of the Gen-Probe shares to its shareholders, Chugai plans to merge Gen-Probe Holding into Gen-Probe. At the time of the merger, Gen-Probe Holding will have $75,000,000 in cash and will own 37 acres of land, including the site of Gen-Probe’s headquarters facility, valued at approximately $30,000,000. Gen-Probe’s lease of the land on which its headquarters sits will terminate automatically upon the completion of the merger because Gen-Probe will own the land. Following the spin-off, Gen-Probe plans to register its shares with the Securities and Exchange Commission in the United States and the Company will become independent from Chugai. In connection with the spin-off the Company will be required to modify the terms of its note payable and remove the Chugai guarantee from the notes.

      Gen-Probe will not issue additional shares of its common stock in excess of the number of shares currently owned by Gen-Probe Holding to Chugai to reflect the cash and land it will receive in the merger with Gen-Probe Holding. Instead, it will adjust outstanding options to purchase its stock granted under its 2000 Equity Participation Plan in connection with the merger. The number of shares subject to each option will be reduced to recognize the contribution of cash and land to Gen-Probe through the merger of Gen-Probe Holding into Gen-Probe. Although the adjustment will result in a reduction in option holders’ aggregate ownership stake in Gen-Probe relative to Chugai’s ownership stake, the reduction will be in proportion to the reduction that would have resulted from the issuance by Gen-Probe of additional shares of Gen-Probe common stock to Chugai in connection with the merger had such shares actually been issued, and the Company expects the aggregate value of Gen-Probe’s stock to increase through Gen-Probe’s receipt of the cash and land in the merger.

      In connection with the merger of Gen-Probe Holding Company into Gen-Probe, Gen-Probe will record approximately $3.2 million of deferred tax assets. These deferred tax assets relate principally to financial statement depreciation in excess of that deducted for tax purposes and to research and development tax credits previously held by Chugai Pharma USA, LLC, the successor to Gen-Probe’s sister company Chugai Biopharmaceuticals, Inc., that are being carried forward and which may be realized in future periods depending on, among other factors, Gen-Probe’s having sufficient taxable income in the future periods. As such, Gen-Probe will establish a valuation reserve until these deductions and credits are realized.

GEN-PROBE INCORPORATED

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

FOR THE THREE YEARS ENDED DECEMBER 31, 2001

		Reserve for
	Allowance for	Excess and
	Doubtful Accounts	Obsolete Inventory(1)

	(In thousands)
Balance at December 31, 1998	$728	$5,461
Charged to expense	270	6,433
Utilizations, net of reversals	(173)	(2,570)

Balance at December 31, 1999	825	9,324

Charged to expense	(28)	10,075
Utilizations, net of reversals	(30)	(3,097)

Balance at December 31, 2000	767	16,302

Charged to expense	341	3,071
Utilizations, net of reversals	(284)	(5,313)

Balance at December 31, 2001	$824	$14,060

(1)	The net charges to the reserve for excess and obsolete inventory in 1999 and 2000 were primarily related to the development and manufacture of our blood screening products. At that time, these products were not commercially approved and were, therefore, fully reserved in the balance sheet. The Company submitted its Investigational New Drug application in the first quarter of 2001 and did not receive FDA approval for commercial sale of the blood screening product until February 2002. Until commercial sales of the blood screening product occur, excess manufacturing costs for the blood screening assays will continue to be classified in research and development expenses.

S-1